UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

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CRA INTERNATIONAL, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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CRA INTERNATIONAL, INC.

**Notice of Special Meeting in lieu of Annual Meeting of Shareholders
to be held on June 7, 2012**

CRA International, Inc. hereby gives notice that it will hold a special meeting of shareholders in lieu of an annual meeting of shareholders at its offices in the John Hancock Tower, 200 Clarendon Street, 33rd Floor, Boston, Massachusetts on Thursday, June 7, 2012, beginning at 8:00 A.M., local time, for the following purposes:

1. To consider and vote upon the election of two Class II directors;

2. To conduct an advisory vote to approve our executive compensation;

3. To approve amendments to our 2006 equity incentive plan, including increasing the number of shares of our common stock issuable under the plan by 2,500,000 shares;

4. To reapprove our cash incentive plan and extend its effectiveness through the 2017 annual meeting of our shareholders (or any special meeting held in lieu thereof);

5. To ratify the appointment by our audit committee of KPMG LLP as our independent registered public accountants for our fiscal year ending December 29, 2012; and

6. To transact such further business as may properly come before the special meeting or any adjournment thereof.

Our board of directors has fixed the close of business on Monday, April 9, 2012, as the record date for the determination of our shareholders entitled to receive notice of, and to vote at, the special meeting and any adjournment thereof. Only shareholders of record on April 9, 2012 are entitled to receive notice of, and to vote at, the special meeting or any adjournment thereof.


By order of the board of directors,

Peter M. Rosenblum
Secretary


Boston, Massachusetts
April 27, 2012


YOUR VOTE IS IMPORTANT

**Please sign and return the enclosed proxy, whether or not you
plan to attend the special meeting.**



**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE SPECIAL MEETING OF SHAREHOLDERS IN LIEU OF ANNUAL MEETING OF
SHAREHOLDERS TO BE HELD ON JUNE 7, 2012:**

**The Proxy Statement and 2011 Annual Report to Shareholders
are available at *http://www.crai.com/proxy***


CRA INTERNATIONAL, INC.

200 Clarendon Street
Boston, Massachusetts 02116
(617) 425-3000

PROXY STATEMENT

SPECIAL MEETING IN LIEU OF ANNUAL MEETING OF SHAREHOLDERS
to be held on June 7, 2012

This proxy statement relates to the special meeting of shareholders in lieu of the 2012 annual meeting of shareholders of CRA International, Inc. The special meeting will take place at our Boston offices as follows:

Date:	June 7, 2012
Time:	8:00 a.m.
Place:	CRA International, Inc.
	John Hancock Tower
	200 Clarendon Street
	33rd Floor
	Boston, Massachusetts

Our board of directors is soliciting proxies for the special meeting and any and all adjournments of the special meeting. The shares represented by your properly signed proxy will be voted in accordance with your directions. If you are a registered holder and do not specify a choice with respect to a proposal for which our board of directors has made a recommendation, the shares covered by your signed proxy will be voted as recommended in this proxy statement. We encourage you to vote on all matters to be considered. You may revoke your proxy at any time before it has been exercised.

We are mailing this proxy statement and the enclosed form of proxy to shareholders on or about May 4, 2012.

PROXY STATEMENT
TABLE OF CONTENTS

SPECIAL MEETING IN LIEU OF ANNUAL MEETING OF SHAREHOLDERS

Purpose of the special meeting

At the special meeting, we will submit the following proposals to our shareholders:

Proposal One: To elect two Class II directors to a three-year term;

Proposal Two: To approve, on an advisory basis, the compensation paid to our executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K (including in the compensation discussion and analysis, compensation tables and accompanying narrative disclosures);

Proposal Three: To approve amendments to our 2006 equity incentive plan, including increasing the number of shares of our common stock issuable under the plan by 2,500,000 shares;

Proposal Four: To reapprove our cash incentive plan and extend its effectiveness through the 2017 annual meeting of our shareholders (or any special meeting held in lieu thereof); and

Proposal Five: To ratify the appointment by our audit committee of KPMG LLP as our independent registered public accountants for our fiscal year ending December 29, 2012.

Our board of directors does not intend to present to the special meeting any business other than the proposals described in this proxy statement. Our board of directors was not aware, a reasonable time before mailing this proxy statement to our shareholders, of any other business that properly may be presented for action at the special meeting. If any other business should come before the special meeting, the persons present will have discretionary authority to vote the shares they own or represent by proxy in accordance with their judgment, to the extent authorized by applicable regulations.

Record date

Our board of directors has fixed the close of business on Monday, April 9, 2012 as the record date for the special meeting. Only shareholders of record at the close of business on that date are entitled to receive notice of the special meeting and to vote at the special meeting. At the close of business on the record date, 10,416,288 shares of our common stock were issued and outstanding. A list of the shareholders entitled to notice of the special meeting is available for inspection by any shareholder at our principal office at 200 Clarendon Street, T-33, Boston, Massachusetts.

Quorum

Our by-laws provide that a quorum consists of a majority in interest of all shares of our common stock issued, outstanding and entitled to vote at the special meeting. Shares of our common stock represented by a properly signed and returned proxy will be treated as present at the special meeting for purposes of determining the existence of a quorum at the special meeting. In general, votes withheld from any nominee for election as director, abstentions, if applicable, and broker "non-votes," if applicable, are counted as present or represented for purposes of determining the existence of a quorum at the special meeting. A broker "non-vote" occurs when a broker or nominee holding shares for a beneficial owner returns a proxy but does not vote on a proposal because the broker or nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

Vote required; tabulation of votes; revocation of proxy

A plurality of the votes properly cast at the special meeting will be necessary to elect the two Class II directors to a three-year term. A majority of the votes properly cast at the special meeting will be necessary to approve, on an advisory basis, the compensation paid to our executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K, to approve the amendments to our 2006 equity incentive plan, to reapprove our cash incentive plan and extend its effectiveness through the 2017 annual meeting of our shareholders (or any special meeting in lieu thereof), and to ratify the appointment by our audit committee of KPMG LLP as our independent registered public accountants for our fiscal year ending December 29, 2012. Abstentions and broker "non-votes" will not be considered when determining whether or not the necessary proportion of votes properly cast at the special meeting on any proposal were achieved. If you are a registered shareholder and you return an executed proxy card with specific instruction on how to vote, the designated proxies will vote according to your instructions. However, if you are a registered shareholder and you return an executed proxy card without specific instructions on how to vote, the designated proxies will vote in accordance with the recommendations of our board of directors set forth in this proxy statement. You may revoke your proxy at any time before it has been exercised.

Each share of our common stock outstanding on the record date will be entitled to cast one vote.

Our transfer agent, Computershare, will tabulate the votes at the special meeting.

Solicitation of proxies

No compensation will be paid by any person in connection with our solicitation of proxies. We will reimburse brokers, banks and other nominees for the out-of-pocket expenses and other reasonable clerical expenses they incur in obtaining instructions from beneficial owners of our common stock. In addition to our solicitation by mail, our directors, officers and employees may make special solicitations of proxies personally or by telephone, facsimile, courier or e-mail. We expect that the expense of any special solicitations will be nominal, and we will pay all expenses incurred in connection with them.

Internet access to proxy materials

The notice of special meeting, this proxy statement and our 2011 annual report to shareholders are available on the Internet at *http://www.crai.com/proxy*. This website does not use "cookies" to track or identify visitors to the website.

Directions to our offices

The special meeting will be held at our offices in the John Hancock Tower, 200 Clarendon Street, 33rd Floor, Boston, Massachusetts. For those planning to attend the special meeting, directions to these offices are below.

- *From Logan International Airport:*   Follow the signs to Boston through the Sumner Tunnel. Turn right up the entrance ramp onto Expressway I-93 North. Take the Storrow Drive exit on right. Follow Storrow Drive West and take the Copley Square exit on the left. Turn right at the set of lights onto Beacon Street. At the second set of lights, turn left onto Clarendon Street and proceed for 5 blocks.

- *From Points South via I-95 and I-93:*   Follow I-95 North to Expressway I-93 North. Stay on I-93 through the tunnel and into the financial district. Take the Storrow Drive exit on the right. Follow Storrow Drive West and take the Copley Square exit on the left. Turn right at the set of lights onto Beacon Street. At the second set of lights, turn left onto Clarendon Street and proceed for 5 blocks.

- *From Western Massachusetts and Points South via The Mass. Pike:*   Follow Mass. Pike (I-90) East to the Copley Square/Prudential Center exit 22. Follow the Copley Square exit and take the first left onto Dartmouth Street. Turn right onto Boylston Street. Turn right onto Clarendon Street.

- *From Points North via I-95 or I-93:*   Follow I-95 South to I-93 South. Take exit 26, North Station/Storrow Drive. Follow Storrow Drive West to the Copley Square exit on the left. Turn right at the set of lights onto Beacon Street. At the second set of lights, turn left onto Clarendon Street and proceed for 5 blocks.

- *From Public Transportation:* The public transportation locations nearest to our offices are Back Bay Station (Orange Line, Commuter Rail and Amtrak) and Copley Station (Green Line).

- *Parking:* There are several parking areas along Clarendon Street. There is an underground garage on the left between Boylston Street and St. James Avenue. There is a parking garage on the right one block past the John Hancock Tower on Clarendon Street. If those are full, proceed down Clarendon, take a right on Columbus Ave., take a right on Dartmouth Street and there is an underground garage on the left at the Tent City building. Additional parking can be found at the Copley Place Mall.

By-law amendments

On January 25, 2011, our board of directors voted to amend our amended and restated by-laws to provide that the annual meeting of our shareholders will occur on the first Monday in May each year. In addition, on December 17, 2010, our board of directors approved an amendment to our amended and restated by-laws that changed our fiscal year end from the last Saturday in November to the Saturday nearest to December 31. This fiscal year end change resulted in an interim reporting period beginning on November 28, 2010 and ending on January 1, 2011, which is often referred to in this proxy statement as the "transition period" or the "five weeks ended January 1, 2011" or, in certain tables, as "2010T."

PROPOSAL ONE:
ELECTION OF DIRECTORS

Proposal One concerns the election of two Class II directors.

Our board of directors currently consists of seven directors and is divided into three classes. We refer to these classes as Class I, Class II and Class III. The term of one class of directors expires each year at our annual meeting of shareholders. Each director also continues to serve as a director until his or her successor is duly elected and qualified. This year, the term of the Class II directors is expiring.

Accordingly, our board of directors has nominated Nancy Rose and Ronald Maheu to serve as Class II directors for a three-year term. Our shareholders elected Dr. Rose and Mr. Maheu as Class II directors at our annual meeting of shareholders in April 2009. The current terms of Dr. Rose and Mr. Maheu will expire at the special meeting.

Proxies will not be voted at the special meeting for more than two candidates.

Dr. Rose and Mr. Maheu have each agreed to serve if elected, and we have no reason to believe that they will be unable to serve. If either of them is unable or declines to serve as a director at the time of the special meeting, proxies will be voted for another nominee designated by our board of directors at that time.

Our board of directors recommends that you vote <u>FOR</u> the election of Dr. Rose and Mr. Maheu.

CORPORATE GOVERNANCE

In designing our corporate governance structure, we seek to identify and implement the practices that we believe will best serve the interests of our business and shareholders, including the practices mandated by the Sarbanes-Oxley Act of 2002 and the related rules of the Securities and Exchange Commission and the NASDAQ Stock Market. You can find our current corporate governance principles, including our code of business conduct and ethics and the charters for the standing committees of our board of directors, through the Investor Relations page of our website at *www.crai.com.* Our code of business conduct and ethics applies not only to our principal executive officer, principal financial officer and principal accounting officer, but also to all of our other employees, executive officers, directors and outside consultants. Our code of business conduct and ethics includes, among other things, provisions covering compliance with laws and regulations, conflicts of interest, insider trading, fair dealing, proper use of our assets, confidentiality, health and safety, discrimination and harassment, accounting and record keeping, and the reporting of illegal or unethical behavior. We intend to continue to modify our policies and practices to address ongoing developments in the area of corporate governance. We discuss many features of our corporate governance principles in other sections of this proxy statement. Some of the highlights of our corporate governance principles are the following:

- **Director and committee independence.** With the exception of Mr. Maleh, our president, chief executive officer and director, all of our directors are independent directors under the rules of the NASDAQ Stock Market. Our board of directors has determined that our independent directors under these rules are Drs. Moriarty, Robertson and Rose and Messrs. Concannon, Maheu and Schleyer. Each member of our audit committee, nominating and corporate governance committee, and compensation committee meets the independence requirements of the NASDAQ Stock Market for membership on the committees on which he or she serves.

- **Separate chairman and chief executive officer.** We have a separate chairman of our board of directors, a non-executive position, and chief executive officer. Our chairman is an independent director.

- **Audit committee.** Our audit committee is directly responsible for appointing, determining the compensation of, evaluating and, when necessary, terminating our independent registered public accountants. Our independent registered public accountants report directly to our audit committee. Our board of directors has determined that we have at least one audit committee financial expert under the rules of the Securities and Exchange Commission. Our audit committee's prior approval is required for all audit services and non-audit services (other than *de minimis* non-audit services as defined by the Sarbanes-Oxley Act of 2002) to be provided by our independent registered public accountants.

- **Committee authority.** Each of our audit committee, nominating and corporate governance committee, and compensation committee has the authority to retain independent advisors and consultants, with all fees and expenses paid by us.

- **Whistleblower procedures.** Our audit committee has adopted procedures for the treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential and anonymous submission by our directors, officers, employees and outside consultants of concerns regarding questionable accounting, internal accounting controls or auditing matters.

EXECUTIVE OFFICERS AND DIRECTORS

Executive officers and directors

Set forth below are the names and certain information with respect to each of our directors and executive officers as of April 9, 2012:

Name	Age	Position
Rowland Moriarty (1)(2)(3)	65	Chairman of the board
Paul Maleh (3)	48	President, chief executive officer and director
Wayne Mackie	63	Executive vice president, treasurer and chief financial officer
Monica Noether	58	Executive vice president and chief operating officer
Arnold Lowenstein	58	Executive vice president and chief strategy officer
William Concannon (1)(4)	56	Director
Ronald Maheu (1)(3)(4)	69	Director
Thomas Robertson (2)	69	Director
Nancy Rose (4)	53	Director
William Schleyer (2)	60	Director

(1) Member of our nominating and corporate governance committee

(2) Member of our compensation committee

(3) Member of our executive committee

(4) Member of our audit committee

Our board of directors is divided into three classes. The term of one class of directors expires each year at the annual meeting of our shareholders (or any special meeting held in lieu thereof). Each director also continues to serve as a director until his or her successor is duly elected and qualified. Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and executive officers.

Backgrounds and qualifications of directors. Below we have identified each of our directors by class. In addition, for each director we have included information regarding the director's business experience, as well as the director's particular experiences, qualifications, attributes and skills, which led our board of directors to conclude that the director should serve as a member of our board of directors.

Directors serving a term expiring at the 2012 special meeting in lieu of annual meeting (Class II directors).

Ronald Maheu has served as a director since January 2003. From 2000 to 2004, Mr. Maheu was a lecturer at the Graduate School of Management at Boston University. Mr. Maheu retired in July 2002 from PricewaterhouseCoopers, LLP. Since 2002, Mr. Maheu has been a financial and business consultant. Mr. Maheu was a founding member of Coopers & Lybrand's board of partners. Following the merger of Price Waterhouse and Coopers & Lybrand in 1998, Mr. Maheu served on both the U.S. and global boards of partners and principals of PricewaterhouseCoopers until June 2001. Mr. Maheu holds an M.B.A. from Boston University and an M.S. in taxation from Bentley College. He is also a director of Wright Express Corp. and Virtusa Corporation, and was a director of Enterasys Networks, Inc. from 2003 to 2006. As is evident from his background, Mr. Maheu provides our board of directors and our audit committee with a high level of expertise in the areas of accounting, auditing and finance, as well as a highly developed grasp of the professional services industry, gained not only from being a former partner at and senior executive of an international accounting firm, but from his experience as a member of the boards of directors and audit committees of several publicly-traded companies. Mr. Maheu is an audit committee financial expert under the rules of the Securities and Exchange Commission.

Nancy Rose has served as a director since March 2004. Dr. Rose joined the faculty of the Massachusetts Institute of Technology's Economics Department in 1994, where she presently is the Charles P. Kindleberger Professor of Applied Economics. She has been a director of the National Bureau of Economic Research research program in Industrial Organization since 1991. From 1985 to 1997, she held various faculty positions at the Massachusetts Institute of Technology's Sloan School of Management, including professor of management and economics from 1995 to 1997. She received her Ph.D. in economics from the Massachusetts Institute of Technology in 1985. Dr. Rose is a director of Sentinel Group Funds, Inc. and the Whitehead Institute, and Vice President of the American Economic Association. Our board of directors values Dr. Rose's significant expertise in various aspects of economics, management and finance, as well as her experience derived from the other boards of directors on which she has served. In addition, Dr. Rose's academic background gives her a unique perspective on a number of the challenges we face, including our market for consulting staff and senior consultants.

<u>Directors serving a term expiring at the 2013 annual meeting (Class III directors).</u>

Paul Maleh, who joined us in 1989, has served as our president and chief executive officer and as a director since November 29, 2009. Mr. Maleh served as our chief operating officer from October 2008 through November 28, 2009, and as our executive vice president from October 2006 to November 28, 2009. From December 2006 to January 2009, he served as head of our finance platform. Mr. Maleh also directed our finance practice from 2000 to December 2006 and served as a vice president from 1999 to October 2006. Mr. Maleh received his M.B.A. from Northeastern University. As our chief executive officer, Mr. Maleh brings to our board of directors valuable leadership experience and a deep and thorough understanding of our business and operations, the day-to-day management of our business, and our industry as a whole.

Thomas Robertson has served as a director since July 2009. Since 2007, Dr. Robertson has been dean of the Wharton School and Reliance Professor of Management and Private Enterprise at the University of Pennsylvania. From 2006 to 2007, Dr. Robertson was special assistant to Emory University's president on issues of international strategy and a founding director of the Institute for Developing Nations established jointly by Emory University and The Carter Center in fall 2006. From 1998 until 2007, Dr. Robertson was dean of Emory University's Goizueta Business School and, from 1994 until 1998, he was the Sainsbury Professor and chair of marketing and deputy dean of the London Business School. From 1971 to 1994, Dr. Robertson was a member of the faculty at the Wharton School. Dr. Robertson received his M.A. and Ph.D. in marketing from Northwestern University in 1966 and his B.A. from Wayne State University in 1963. Dr. Robertson's position as a professor of management and private enterprise at the Wharton School puts him in touch with the leading edge of business methods and thinking, which he applies to the issues we face, and allows him to provide our board of directors with invaluable insights and advice regarding strategic and management issues. Our board of directors also benefits from Dr. Robertson's extensive background in and knowledge of consumer services and academia.

William Schleyer has served as a director since January 2008. Mr. Schleyer served as chairman and chief executive officer of Adelphia Communications Corporation from March 2003 until it emerged from bankruptcy in February 2007. Adelphia was already involved in bankruptcy proceedings at the time Mr. Schleyer became its chairman and chief executive officer. Prior to joining Adelphia, Mr. Schleyer was president and chief executive officer of AT&T Broadband from October 2001 until February 2003 and a principal in Pilot House Ventures, a telecommunications venture capital company, from 1997 to 2001. From 1978 to 1997, Mr. Schleyer served in various positions at Continental

Cablevision Corporation, including as its president and chief operating officer from 1993 to 1997. Mr. Schleyer received his M.B.A. from Harvard University in 1977 and his B.S. in mechanical engineering from Drexel University in 1973. He is a director of Rogers Communications, a diversified Canadian communications and media company. Our board of directors benefits from the viewpoint Mr. Schleyer brings as a veteran business executive with experience at the most senior levels across a diverse spectrum of companies, as well as an extensive background in and knowledge of consumer services. Mr. Schleyer also brings extensive insight into corporate governance matters, derived from serving as a director for a number of other companies.

Directors serving a term expiring at the 2014 annual meeting (Class I directors).

Rowland Moriarty has served as a director since 1986 and as chairman of our board of directors, a non-executive position, since May 2002. From December 1992 until May 2002, Dr. Moriarty served as vice chairman of our board of directors. Dr. Moriarty has been the chief executive officer of Cubex Corporation, an international marketing consulting firm, since 1992. Dr. Moriarty was a professor at Harvard Business School from 1981 to 1992. He received his M.B.A. from the Wharton School in 1970 and his D.B.A. from Harvard University in 1980. He is a director of Staples, Inc., Wright Express Corp. and Virtusa Corporation, and was a director at Trammell Crow Company from 1997 to 2006. The extensive experience, knowledge and perspective Dr. Moriarty has gained across a broad spectrum of industries as a director of these publicly-traded companies, and as an international marketing consultant and a professor of marketing, are significant assets to our board of directors. Dr. Moriarty's long-standing relationship with us has given him an intimate institutional knowledge of our business, and he has been providing invaluable leadership and guidance to our board of directors for many years.

William Concannon has served as a director since June 2000. Since December 2006, Mr. Concannon has served as president of global corporate services of CB Richard Ellis Group, Inc., a global commercial real estate firm. He was recently the first real estate professional inducted into the International Association of Outsourcing Professionals Outsourcing Hall of Fame. Mr. Concannon served as vice chairman, from June 2003, and as director, from 1991, of Trammell Crow Company, a diversified commercial real estate firm, until its acquisition by CB Richard Ellis in December 2006. From February 2001 to June 2003, Mr. Concannon was the president of the global services group of Trammell Crow Company. Mr. Concannon has also served as the president and chief executive officer of Trammell Crow Corporate Services, a real estate company, and, from 2002 to 2006, on the board of directors of FPD Savills, a real estate company based in the United Kingdom. Mr. Concannon received his B.S. in accounting from Providence College in 1977, where he also served on the board of trustees from 2002 until 2010. Our board of directors benefits from Mr. Concannon's wealth of experience as a senior business executive, his diverse knowledge of business management, his keen perspectives on a wide range of business issues, his deep knowledge of professional services, and his insights derived from having led business services at a large corporation and otherwise being a recognized leader in the business community.

Backgrounds of executive officers. Below we have identified our executive officers (other than Mr. Maleh, our president and chief executive officer, who is a class III director identified above) and provided a description of their business experience.

Arnold Lowenstein, who joined us in June 1993, has served as our executive vice president and chief strategy officer since October 2006. Mr. Lowenstein also served as a group vice president and co-head of our business consulting practice from 2001 through fiscal year 2006. Mr. Lowenstein received his M.A. in industrial economics from the University of British Columbia.

Wayne Mackie has served as our executive vice president since October 2006 and as our chief financial officer and treasurer since July 2005. From July 2005 to October 2006, Mr. Mackie also served as our vice president. Mr. Mackie has been a member of the board of directors and chairman of the audit committee of Exa Corporation, a privately-held software company, since 2008. Prior to joining us, Mr. Mackie had been a member of the board of directors of Novell, Inc. since June 2003. From 1972 through December 2002, Mr. Mackie was with Arthur Andersen, LLP, where he became a partner in 1983. Since leaving Arthur Andersen, he has served as a consultant to a number of organizations. Mr. Mackie, who is a CPA, received an M.S. from the Wharton School of the University of Pennsylvania and a B.S. from Babson College. Mr. Mackie is a trustee of the Massachusetts Eye and Ear Infirmary.

Monica G. Noether, who joined us in April 1996, has served as our chief operating officer since November 29, 2009, and as our executive vice president since October 2006. From December 2006 to February 2008, she served as head of our litigation and applied economics platform. Dr. Noether also directed our competition practice from 2001 to 2006. Dr. Noether received her M.B.A. in economics and finance and her Ph.D. in economics from the University of Chicago.

Board and committee meetings

During our fiscal year ended December 31, 2011, our board of directors met seven times and acted by unanimous written consent three times. During fiscal 2011, each incumbent director attended at least 75% of the total number of meetings held in that fiscal period by our board of directors and the committees of our board of directors on which he or she served. To the extent reasonably practicable, directors are expected to attend board meetings, meetings of committees on which they serve, and our annual meeting of shareholders. Last year, all of the individuals then serving as directors either attended the special meeting held in lieu of the annual meeting of our shareholders in person or participated in the special meeting by teleconference.

Our board of directors has four standing committees: our audit committee, our nominating and corporate governance committee, our compensation committee and our executive committee. All of the members of our audit committee, our nominating and corporate governance committee, and our compensation committee are independent under the rules of the NASDAQ Stock Market. Our board of directors has adopted charters for each of these committees, which are available through the Investor Relations page of our website at *www.crai.com*. Each of our audit committee, our nominating and corporate governance committee, and our compensation committee has the authority to retain independent advisors and consultants, with all fees and expenses paid by us.

The membership of each standing committee of our board of directors is as follows:

Audit committee:	**Compensation committee:**
Ronald Maheu (Chair)	William Schleyer (Chair)
William Concannon	Rowland Moriarty
Nancy Rose	Thomas Robertson
Nominating and corporate governance committee:	**Executive committee:**
William Concannon (Chair)	Rowland Moriarty (Chair)
Ronald Maheu	Ronald Maheu
Rowland Moriarty	Paul Maleh

Audit committee

Our audit committee is currently, and was during fiscal 2011, composed of Dr. Rose and Messrs. Concannon and Maheu. Our audit committee provides the opportunity for direct contact between members of our board of directors and our independent registered public accountants, who report directly to the committee. The committee assists our board of directors in overseeing the integrity of our financial statements; our compliance with legal and regulatory requirements; and our independent registered public accountants' qualifications, independence and performance. The committee is directly responsible for appointing, determining the compensation of, evaluating and, when necessary, terminating our independent registered public accountants. Our audit committee has adopted procedures for the treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential and anonymous submission by our directors, officers, employees and outside consultants of concerns regarding questionable accounting, internal accounting controls or auditing matters. Our audit committee is also responsible for reviewing and, if appropriate, approving related-party transactions. Our board of directors has determined that Mr. Maheu is an audit committee financial expert under the rules of the Securities and Exchange Commission and independent under the rules of the NASDAQ Stock Market. Our audit committee met thirteen times during fiscal 2011.

Nominating and corporate governance committee

Our nominating and corporate governance committee is currently, and was during fiscal 2011, composed of Messrs. Concannon and Maheu and Dr. Moriarty. Our nominating and corporate governance committee's responsibilities include providing recommendations to our board of directors regarding nominees for director and membership on the committees of our board of directors. The committee also assists our board of directors in our enterprise risk management by providing recommendations to our board of directors regarding succession plans for our chief executive officer. An additional function of the committee is to develop corporate governance practices for recommendation to our board of directors and, once implemented, to assist our board of directors in complying with them. Our nominating and corporate governance committee met five times during fiscal 2011.

Compensation committee

Our compensation committee is currently, and was during fiscal 2011, composed of Drs. Moriarty and Robertson and Mr. Schleyer. Our compensation committee's responsibilities include providing recommendations to our board of directors regarding the compensation levels of our directors; reviewing and approving, or recommending for approval by our board of directors, the compensation levels of our executive officers; providing recommendations to our board of directors regarding our compensation programs; administering our employee benefit plans, including all incentive compensation plans and equity-based plans; authorizing grants under our stock option plans and other equity-based plans; authorizing other equity compensation arrangements; and engaging compensation consultants. Our compensation committee met eleven times and acted by unanimous written consent two times during fiscal 2011. As discussed in more detail under the heading "Compensation processes and procedures—Compensation consultant" below, in fiscal 2011, our compensation committee engaged and received advice from an independent compensation consultant, Semler Brossy Consulting Group, LLC.

Executive committee

Our executive committee is currently, and was during fiscal 2011, composed of Dr. Moriarty and Messrs. Maheu and Maleh. Our executive committee has delineated authority to act on behalf of our board of directors in situations arising between regular meetings of our board of directors. It is intended that our executive committee will take action only when reasonably necessary to expedite our interests between regularly scheduled board meetings. Our executive committee did not meet during fiscal 2011.

Board leadership structure and role in risk oversight

We have a separate chairman of our board of directors, a non-executive position, and chief executive officer. We believe that this separation improves our corporate governance. Our chairman,

Dr. Moriarty, is an independent director who provides leadership to our board of directors in establishing our overall strategic direction consistent with the input of management and our other directors. Dr. Moriarty's long-standing relationship with us has given him an intimate institutional knowledge of our business, and he has been providing invaluable leadership and guidance to our board of directors for many years. Our chief executive officer, Mr. Maleh, brings to our board of directors valuable leadership experience and a deep and thorough understanding of our business and operations and the day-to-day management of our business, which he executes within the parameters set by our board of directors. Separating these positions strengthens the independence of our board of directors, thereby facilitating its ability to execute its management oversight function and its general risk oversight function, which is discussed below. In addition, this separation allows both our chairman and our chief executive officer to have the time required to perform their respective responsibilities.

Our management is responsible for the day-to-day management of the risks that we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of our enterprise risk management. In its risk oversight role, our board of directors is responsible for satisfying itself that our enterprise risk management processes are adequate and functioning as designed. The involvement of our board of directors in risk oversight includes receiving periodic reports from members of senior management and evaluating areas of material risk to us, including operational, financial, legal, regulatory, strategic and reputational risks. Some risks, such as strategic risks, are typically overseen by the full board. In addition, our board of directors has delegated risk oversight to each of its key committees within their areas of responsibility. Our compensation committee assists our board of directors in its risk oversight function by overseeing strategies related to our incentive compensation programs and key employee retention. Our audit committee assists our board of directors in its risk oversight function by reviewing our system of disclosure controls and our internal controls over financial reporting, as well as reviewing and, if appropriate, approving related-party transactions. Our nominating and corporate governance committee assists our board of directors in its risk oversight function by managing risks associated with director candidate selection, governance and succession. Each of our managers is initially responsible for assessing and prioritizing risks that fall under the manager's area of responsibility and, as a general rule, these risks are discussed with, and then reported to our board of directors or the applicable committee of our board of directors by, our general counsel.

Director candidates and selection processes

The process followed by our nominating and corporate governance committee to identify and evaluate director candidates includes requests to our current directors and others for recommendations, meetings from time to time to evaluate biographical information and background materials relating to potential candidates, and interviews of selected candidates by members of the committee and other members of our board of directors. The committee often solicits the opinions of third parties with whom a potential candidate has had a business relationship. Once the committee is satisfied that it has collected sufficient information on which to base a judgment, the committee votes on the candidates under consideration.

In evaluating the qualifications of any candidate for director, the committee considers, among other factors, the candidate's depth of business experience, intelligence, quality of judgment, integrity, familiarity with the legal, regulatory, and business consulting industry, ability to assist in recruiting outside experts and employee consultants, understanding of financial matters, familiarity with the periodic financial reporting process, reputation, level of educational attainment, degree of independence from management, contribution to the diversity of our board of directors, and willingness and ability to serve. The committee also considers the degree to which the candidate's skills, experience and background complement or duplicate those of our existing directors. Among the experiences, attributes, qualities and skills that the committee believes to be necessary for one or more members of our board of directors to possess are familiarity with the segments of the consulting industry in which we compete, substantial experience with the financial reporting process for public companies, and knowledge of the academia of economics. In the case of incumbent directors whose terms are set to expire, the committee also gives consideration to the director's prior contributions to our board of directors. In evaluating candidates, the committee prefers to retain the flexibility to consider each candidate's overall mix of qualifications, rather than to specify minimum qualifications that each candidate must possess.

While we do not have a formal diversity policy for our board of directors, our nominating and corporate governance committee seeks directors who represent a mix of backgrounds and experiences that will enhance the quality of the discussions and decisions of our board of directors. In the committee's evaluation of candidates for director, it considers diversity with respect to viewpoints, accomplishments, skills and experiences, as well as other factors in light of the current composition of our board of directors and our requirements. In selecting candidates to recommend for nomination as a director, the committee abides by our firm-wide non-discrimination policy.

The committee considers director candidates recommended by shareholders and uses the same process to evaluate candidates, whether the candidates are recommended by shareholders, directors, management or others. The committee has not adopted any particular method that shareholders must follow to make a recommendation. We suggest that shareholders make recommendations by writing to the chairman of our nominating and corporate governance committee, in care of our offices, with sufficient information about the recommended candidate and his or her work experience, qualifications for director and references to enable the committee to evaluate the candidacy properly. We also suggest that shareholders make their recommendations well in advance of the anticipated mailing date of our next proxy statement to provide our nominating and corporate governance committee an adequate opportunity to complete a thorough evaluation of the candidacy, including personal interviews. We remind shareholders of the separate requirements set forth in our by-laws for nominating individuals to serve as directors, which are discussed in this proxy statement under the heading "Shareholder Proposals" below.

Communications with our board of directors

Our board of directors has established the following process for shareholders to communicate with it, and this process has been approved by a majority of our independent directors. Shareholders wishing to communicate with our board of directors should send correspondence to the attention of Chairman of the Board, CRA International, Inc., 200 Clarendon Street, T-33, Boston, Massachusetts 02116. The correspondence should include satisfactory evidence that the sender of the communication is one of our shareholders. Satisfactory evidence would include, for example, contemporaneous correspondence from a brokerage firm indicating the identity of the shareholder and the number of our shares held by the shareholder. Our chairman reviews all correspondence confirmed to be from shareholders and decides whether or not to forward the correspondence, or a summary, to our board of directors or a committee of our board of directors. Accordingly, our chairman reviews all shareholder correspondence, but the decision to relay any correspondence to our board of directors or a committee of our board of directors rests entirely within our chairman's discretion.

Our board of directors believes this process suffices to handle the relatively low volume of communications we have historically received from our shareholders. If the volume of communications increases sufficiently to become burdensome to our chairman, our board of directors may elect to adopt more elaborate screening procedures.

TRANSACTIONS WITH RELATED PARTIES

Review, approval or ratification of transactions with related parties

Under our audit committee's charter, the committee is responsible for reviewing any proposed related-party transaction, as defined under the rules of the NASDAQ Stock Market, and, if appropriate, approving the transaction. A copy of our audit committee charter is available through the Investor Relations page of our website at *www.crai.com.*

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

At the close of business on April 9, 2012, there were issued and outstanding 10,416,288 shares of our common stock entitled to cast 10,416,288 votes. On April 9, 2012, the closing price of our common stock as reported on the NASDAQ Global Select Market was $23.27 per share.

Principal shareholders

The following table provides information regarding the beneficial ownership of shares of our common stock as of April 9, 2012 by:

- each person known to us to be a beneficial owner of more than five percent of our shares of common stock;

- each of our current directors;

- each of our executive officers; and

- all of our current directors and current executive officers as a group.

The persons named in the table below have sole voting and dispositive power with respect to the shares listed, except as otherwise indicated. The inclusion of shares in the table below does not constitute an admission of beneficial ownership of such shares. The "Right to acquire" column includes shares of our common stock that may be purchased through the exercise of stock options within 60 days after April 9, 2012. The information in the table is based on information received from or on behalf of the persons named in the table.

	Shares beneficially owned			
Name of beneficial owner	Outstanding	Right to acquire	Total	Percent
Royce & Associates, LLC (1)	1,592,728	—	1,592,728	15.3%
Wasatch Advisors, Inc. (2)	1,386,951	—	1,386,951	13.3%
Artisan Partners (3)	938,024	—	938,024	9.0%
BlackRock, Inc. (4)	640,626	—	640,626	6.2%
FMR LLC (5)	600,000	—	600,000	5.8%
Dimensional Fund Advisors LP (6)	547,577	—	547,577	5.3%
Paul Maleh	66,502	41,477	107,979	1.0%
Rowland Moriarty (7)	75,956	10,000	85,956	*
Monica Noether	42,806	30,610	73,416	*
Arnold Lowenstein	31,721	35,366	67,087	*
Wayne Mackie	12,506	26,866	39,372	*
Ronald Maheu	14,752	21,667	36,419	*
Nancy Rose	14,752	20,000	34,752	*
William Concannon	14,752	11,722	26,474	*
William Schleyer	13,627	—	13,627	*
Thomas Robertson	9,141	—	9,141	*
All current directors and executive officers as a group (ten persons)	296,515	197,708	494,223	4.7%

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* Less than one percent.

(1) The number of shares of our common stock beneficially owned by Royce & Associates, LLC is based solely on information in a Schedule 13G/A filed on January 9, 2012 by Royce & Associates, LLC. The address for Royce & Associates, LLC is 745 Fifth Avenue, New York, NY 10151.

(2) The number of shares of our common stock beneficially owned by Wasatch Advisors, Inc. is based solely on information in a Schedule 13G/A filed on February 14, 2012 by Wasatch Advisors, Inc. The address for Wasatch Advisors, Inc. is 150 Social Hall Avenue, Salt Lake City, UT 84111.

(3) The number of shares of our common stock beneficially owned by Artisan Partners is based solely on information in a Schedule 13G/A filed on February 6, 2012 by Artisan Partners Holdings LP, Artisan Investment Corporation, Artisan Partners Limited Partnership, Artisan Investments GP LLC, ZFIC, Inc., Andrew A. Ziegler, Carlene M. Ziegler and Artisan Partner Funds, Inc., in which each of them (other than Artisan Partner Funds, Inc.) reported shared voting power over 896,979 shares and shared dispositive power over 938,024 shares, and Artisan Partner Funds, Inc. reported shared voting power and shared dispositive power over 621,479 shares. The address for each of them is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(4) The number of shares of our common stock beneficially owned by BlackRock, Inc. is based solely on information in a Schedule 13G/A filed on February 13, 2012 by BlackRock, Inc. The address for Blackrock, Inc. is 40 East 52nd Street, New York, NY 10022.

(5) The number of shares of our common stock beneficially owned by FMR LLC is based solely on information in a Schedule 13G/A filed on February 14, 2012 by FMR LLC, Edward C. Johnson 3d, Fidelity Management & Research Company and Fidelity Low-Priced Stock Fund, in which FMR LLC, Edward C. Johnson 3d and Fidelity Management & Research Company reported sole dispositive power over 600,000 shares and Fidelity Low-Priced Stock Fund reported sole voting power and sole dispositive power over 600,000 shares. The address for each of FMR LLC, Fidelity Management & Research Company and Fidelity Low-Priced Stock Fund is 82 Devonshire Street, Boston, MA 02109.

(6) The number of shares of our common stock beneficially owned by Dimension Fund Advisors LP is based solely on information in a Schedule 13G filed on February 14, 2012 by Dimension Fund Advisors LP, in which it reported sole voting power over 523,668 shares and sole dispositive power over 547,577 shares. In the Schedule 13G, Dimension Fund Advisors LP reports that it serves as investment manager, and may act as an adviser or sub-adviser, to certain unnamed commingled group trusts and separate accounts, which own all of the shares reported in the Schedule 13G, and Dimension Fund Advisors LP disclaims beneficial ownership of these shares. The address for Dimension Fund Advisors LP is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746.

(7) Amount includes an aggregate of 600 shares held by Mr. Moriarty's children through their respective IRAs. Mr. Moriarty disclaims beneficial ownership of all of these shares, and the inclusion of these shares in the table above should not be deemed to be an admission by Mr. Moriarty that he is the beneficial owner of such shares for the purpose of Section 16 or for any other purpose.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director compensation

We pay our non-employee directors, who consist of all our directors other than our chief executive officer, an annual fee of $75,000 for their services as directors. We pay an annual fee of $25,000 to the chair of our audit committee, $20,000 to the chair of our compensation committee, $10,000 to the chairs of our executive committee and our nominating and corporate governance committee, and $5,000 to each non-employee director who serves as a member, but not the chair, of any committee for service on each committee above one. Our chairman also receives an annual fee of $150,000, as well as office space, support services and healthcare benefits, for his services as chairman of our board of directors. Directors who are employees do not receive separate fees for their services as directors. All of the payments described in this paragraph are made in cash.

Under the terms of our 2006 equity incentive plan, each director who is not employed by, and does not provide independent contractor services as a consultant or advisor to, us or our subsidiaries receives the automatic grants of restricted stock awards described below. We refer to these directors as our "outside directors." Currently, our outside directors are Drs. Moriarty, Robertson and Rose and Messrs. Concannon, Maheu and Schleyer. Each outside director who is re-elected as a director at, or whose term as a director continues after, the annual meeting of our shareholders (or any special meeting in lieu thereof) will, on the date of the meeting, receive a restricted stock award, vesting in four equal annual installments beginning on the first anniversary of the date of grant, valued at $75,000 based on the closing price of our common stock as of that date. Each person who is first elected as an outside director at the annual meeting of our shareholders (or any special meeting in lieu thereof) will receive, on the date of his or her election, a restricted stock award, vesting in four equal annual installments beginning on the first anniversary of the date of grant, in an amount to be determined by our board of directors.

In fiscal 2011, we gave the following grants to our directors in accordance with the terms of our 2006 equity incentive plan. In connection with the special meeting in lieu of annual meeting of our shareholders held on May 18, 2011, each of Drs. Moriarty, Rose and Robertson and Messrs. Concannon, Maheu and Schleyer received a restricted stock award of 2,930 shares of our common stock. Each of these restricted stock awards vests in four equal annual installments, beginning on May 18, 2012.

The following table provides information regarding the compensation earned by our non-employee directors in fiscal 2011.

Non-Employee Director Compensation Table for Fiscal 2011

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(3)	Total ($)
Rowland Moriarty	245,000	75,008	—	320,008
William Concannon	90,000	75,008	—	165,008
Ronald Maheu	110,000	75,008	—	185,008
Thomas Robertson	75,000	75,008	—	150,008
Nancy Rose	75,000	75,008	—	150,008
William Schleyer	95,000	75,008	—	170,008

(1) Amounts reflect the aggregate grant date fair values of grants of restricted stock made to each of our non-employee directors on May 18, 2011, under our 2006 equity incentive plan. These grant date fair values were computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Compensation-Stock Compensation" ("ASC Topic 718"), excluding the effect of estimated forfeitures, based on the closing market price of our common stock on the date of grant. Additional details on accounting for share-based compensation can be found in note 1, "Summary of Significant Accounting Policies—Share-Based Compensation," and note 12, "Share-Based Compensation," to our consolidated financial statements in our annual report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2012.

(2) As of December 31, 2011, each non-employee director held the number of outstanding unvested shares of restricted stock set forth in the table below.

Name	Shares (#)
Rowland Moriarty	7,635
William Concannon	7,635
Ronald Maheu	7,635
Thomas Robertson	6,844
Nancy Rose	7,635
William Schleyer	8,084

(3) As of December 31, 2011, each non-employee director held outstanding stock options to purchase the number of shares of our common stock set forth in the table below.

Name	Shares (#)
Rowland Moriarty	10,000
William Concannon	11,722
Ronald Maheu	21,667
Thomas Robertson	—
Nancy Rose	20,000
William Schleyer	—

Compensation committee interlocks and insider participation

The members who served on our compensation committee during fiscal 2011 were Drs. Moriarty and Robertson and Mr. Schleyer. None of these members was one of our officers or employees during fiscal 2011, and none of these members is one of our former officers. None of our executive officers serves (or served during fiscal 2011) on the board of directors or compensation committee of an entity that has one or more executive officers serving (or who served during fiscal 2011) on our board of directors or compensation committee.

Compensation processes and procedures

Role of our compensation committee and chief executive officer. The compensation committee established by our board of directors is currently composed of Mr. Schleyer, who is the chairman, and Drs. Moriarty and Robertson, all of whom are independent directors and outside directors (within the meaning of Section 162(m) of the Internal Revenue Code). Our compensation committee is governed by a written charter adopted by our board of directors. A copy of our compensation committee charter is available through the Investor Relations page of our website at *www.crai.com*. Under the charter, our compensation committee is responsible for recommending to our board of directors the compensation philosophy and policies that we should follow, particularly with respect to the compensation of our senior management. In addition to and among the other duties set forth in this proxy statement under the heading "Executive Officers and Directors—Compensation committee" above, the committee is responsible for:

- reviewing and approving, or recommending for approval by our board of directors, the compensation of our executive officers, including our chief executive officer;

- setting corporate and individual performance criteria, performance targets and payment formulas of executive cash and equity incentive compensation, and overseeing the evaluation of our executive officers in light of those criteria and targets;

- administering, reviewing and making recommendations to our board of directors with respect to our employee benefit plans, including our incentive compensation plans and our equity-based plans;

- evaluating whether or not our compensation practices and policies create unnecessary or excessive risks; and

- reviewing and discussing with management our disclosures to be included in our annual proxy statement and annual report on Form 10-K regarding executive compensation, including the sections of this proxy statement entitled "Compensation discussion and analysis" and "Compensation policies and practices as they relate to risk management" below.

When developing recommendations for the compensation of our executive officers other than our chief executive officer, the committee also takes into account recommendations made by our chief executive officer.

Compensation consultant. Our compensation committee has the authority to engage and receive advice from external compensation consultants, with all fees and expenses paid by us. In fiscal 2011, the committee engaged and received advice from Semler Brossy Consulting Group, LLC, or "Semler Brossy," with respect to the compensation of our executive officers. Semler Brossy reports directly to the committee, provides services only as directed by the committee and has no other relationship with us. There were no fees paid to Semler Brossy for services that were not related exclusively to executive compensation in fiscal 2011. In addition to providing our compensation committee with information relating to the compensation levels and practices of our peers, Semler Brossy also discussed various possible incentive compensation arrangements and structures with our compensation committee, and advised our compensation committee regarding the general design of our executive compensation. Specifically, Semler Brossy's activities in fiscal 2011 consisted of:

- providing information related to the compensation practices and levels of our peers and the marketplace in general;

- assisting our compensation committee in setting fiscal year 2011 base salary, incentive, equity and overall compensation levels;

- supporting our compensation committee in developing the corporate and individual performance criteria, performance targets, and payment formulas with respect to the annual incentive compensation granted to our executive officers based on our fiscal 2011 performance;

- supporting our compensation committee in developing the corporate performance criteria, performance targets, and payment formulas with respect to performance restricted stock unit awards granted to our executive officers in fiscal 2011 based on our fiscal 2012 and fiscal 2013 performance; and

- analyzing and projecting the equity usage and share requirements under our long-term incentive program, as well as helping our compensation committee continue to develop that program's features, including its stock ownership guidelines.

Semler Brossy participates, by invitation, in portions of some of our compensation committee meetings, including executive sessions without any members of management present. In addition, each of the chair of our compensation committee and, with respect to the compensation of our other executive officers, our chief executive officer at the direction of our compensation committee consults Semler Brossy outside of these meetings. Semler Brossy reports to our compensation committee and provides services to us solely for and at the direction of the committee.

Compensation discussion and analysis

This compensation discussion and analysis describes the material elements of our compensation programs as they relate to our executive officers listed in the following compensation tables. This compensation discussion and analysis focuses on the information contained in the following tables and related footnotes and narrative disclosures, but also describes other arrangements and actions taken since the end of fiscal 2011 to the extent that these descriptions enhance the understanding of our executive compensation for fiscal 2011.

At a special meeting in lieu of annual meeting of our shareholders held on May 18, 2011, we held a non-binding, advisory shareholder vote on the compensation of our executives officers as disclosed in the proxy statement filed in connection with that meeting pursuant to Item 402 of Regulation S-K (including in the compensation discussion and analysis, compensation tables and accompanying narrative disclosures), commonly referred to as a "say-on-pay" vote. Our shareholders overwhelmingly approved the compensation of our executive officers, as over 93.9% of the shares voted at the special meeting (which excludes abstentions and broker non-votes) were voted in favor of the say-on-pay resolution. As we evaluated our compensation practices and policies for and throughout fiscal 2011, we were mindful of the strong support our shareholders expressed for our philosophy of aligning the compensation of our executive officers with our interests and the interests of our shareholders. As a result, our compensation committee decided to follow the same general approach to executive compensation for fiscal 2011 as it followed in fiscal 2010. Our compensation committee will continue to consider the outcome of our say-on-pay votes when making future compensation decisions for our executive officers.

Executive Summary.   We seek to align the compensation we pay our executive officers with the interests of our shareholders. Our executive officers' total compensation each fiscal year is comprised of a mix of base salary and at-risk compensation consisting of both cash performance and equity awards. Cash performance awards are based on performance over the fiscal year. Equity awards consist of stock options and restricted stock unit awards subject to vesting over four years, and performance restricted stock unit awards based on performance over a period that includes at least one of our fiscal years, and potentially subsequent fiscal years as well. This mix of fixed and at-risk compensation in the form of cash and equity awards is designed to create competitive compensation packages that reward our executive officers for achieving our long-term and short-term business objectives, including increasing our growth, profitability and shareholder value, without encouraging unnecessary or excessive risk-taking.

As set forth in this compensation discussion and analysis, the basic principle underlying our executive compensation program is pay for performance. Highlights of our executive officer compensation program in fiscal 2011 include:

- due to the continued environment of economic uncertainty, we did not increase the base salary we paid our executive officers in fiscal 2011 compared to fiscal 2010;

- the fiscal 2011 salaries of our chief executive officer and chief financial officer, respectively, were lower than the salaries paid in fiscal 2010 by each company in our peer group to the company's chief executive officer and chief financial officer, respectively, and the fiscal 2011 salary of our chief operating officer was lower than the salary paid in fiscal 2010 by all but one of the companies in our peer group to the company's chief operating officer;[1]

- over 54% of executive officers' target cash compensation for fiscal 2011 was subject to performance conditions, and over 69% of our executive officers' target compensation for fiscal 2011 consisted of awards subject to performance conditions and continued service, including equity awards whose value is tied to the value of our common stock, demonstrating our pay-for-performance philosophy;[2]

- the cash performance awards granted to our executive officers for fiscal 2011 were subject to maximum payment amounts and our compensation committee's discretion to reduce the amount payable under any of these awards regardless of the performance achieved, mitigating the risk that the incentive compensation payable to our executive officers for fiscal 2011 could lead to payments that were not commensurate with our actual performance;

- our compensation committee exercised the discretion described in the prior bullet-point when determining the amounts payable to our executive officers in respect of the cash performance awards granted to them in fiscal 2011 due to fiscal constraints, a level of uncertainty regarding economic conditions, and the desire to preserve shareholder value; as a result, the aggregate amount paid to our executive officers in respect of these awards was 4.8% less than these awards' aggregate formula payment amounts resulting from our performance and the performance of our executive officers in fiscal 2011;

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(1) Our peer group is discussed in this compensation discussion and analysis under the heading "Setting executive officer compensation and peer groups" below.

(2) These numbers exclude the revenue oversight component of the cash performance award based on fiscal 2011 performance granted to our executive vice president and chief strategy officer, Arnold Lowenstein, which had no target payment amount.

- the performance criteria underlying the cash performance awards granted to our executive officers for fiscal 2011 were based on non-GAAP financial metrics[3] related to, in the case of our chief executive officer, our fiscal 2011 consolidated net revenue (50%) and our fiscal 2011 consolidated earnings before interest and taxes (50%), and in the case of our other executive officers, our fiscal 2011 consolidated net revenue (40%), our fiscal 2011 consolidated earnings before interest and taxes (30%) and subjective individual performance goals (30%); accordingly, the amounts payable under these cash performance awards were correlated with our profitability and growth, thereby aligning the interests of our executive officers with the interests of our shareholders;

- the equity awards granted to our executive officers in fiscal 2011 under our long-term incentive program took the form of stock options vesting over four years (30%, with each share of common stock subject to the stock option treated as one-half of a share for this purpose), restricted stock unit awards vesting over four years (30%), and performance restricted stock units based on non-GAAP financial metrics[4] related to our consolidated cumulative annual revenue growth and our consolidated average operating margin over fiscal 2012 and fiscal 2013 (40%, assuming the achievement of target performance for this purpose), all of which serve to align the interests of our executive officers and our shareholders and to compensate our executive officers for increasing shareholder value, as well as our profitability and growth;

- the amount payable under each performance restricted stock unit award granted in fiscal 2011 to our executive officers under our long-term incentive program was subject to threshold and maximum payment amounts equal to 50% and 125%, respectively, of the award's target payment amount, mitigating the risk that this incentive compensation could lead to payments that were not commensurate with our actual performance;

- the grants of equity compensation to our executive officers under our long-term incentive program are subject to stock ownership guidelines, further aligning the interests of our executive officers with those of our shareholders;

- our compensation committee, which approves all compensation granted to our executive officers, is comprised entirely of independent directors and outside directors (within the meaning of Section 162(m) of the Internal Revenue Code);

- Section 162(m) of the Internal Revenue Code did not operate to limit the deductibility of any of the compensation we paid to our executive officers in fiscal 2011; and

- our compensation committee engages its own independent compensation consultant, Semler Brossy Consulting Group, LLC, or "Semler Brossy," to assist it in setting executive officer compensation, and Semler Brossy provides services only as directed by the committee and has no other relationship with us.

Compensation objectives. Our growth and long-term success depend upon our ability to attract and retain talented and highly qualified employees. The main objectives of our compensation program are:

- to align compensation with the interest of our shareholders, by making a substantial portion of executive compensation depend on our financial performance;

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(3) The relationship between these metrics and their GAAP equivalents is discussed in this compensation discussion and analysis under the heading "Performance-based annual incentive compensation—Performance criteria and targets" below.

(4) The relationship between these metrics and their GAAP equivalents is discussed in this compensation discussion and analysis under the heading "Equity incentive compensation—PRSUs granted in fiscal 2011" below.

- to motivate and reward high levels of performance with compensation that is commensurate with our performance;

- to recognize and reward the achievement of pre-established objective financial and individual performance goals;

- to provide competitive compensation packages that enable us to attract, retain and reward highly-qualified individuals who will contribute to our long-term success; and

- where possible, preserve the deductibility of the compensation paid to our executive officers.

We believe these objectives are furthered by the use of executive compensation packages that include short-term and long-term cash and equity compensation, and that are designed to measure performance against pre-established objective financial performance criteria and subjective individual performance goals.

Setting executive officer compensation and peer groups. In general, our compensation committee is responsible for reviewing and approving, or recommending for approval by our board of directors, the compensation of our executive officers, including our chief executive officer. In fiscal 2011, the compensation of our executive officers was reviewed and approved by our compensation committee. When developing recommendations for the compensation of our executive officers other than our chief executive officer, our compensation committee also takes into account recommendations made by our chief executive officer.

To achieve our executive compensation objectives, our compensation committee strives to make decisions concerning executive compensation that:

- establish incentives that link executive officer compensation to our financial performance and that motivate executives to attain our annual financial targets and long-term strategic goals;

- provide a total compensation package that is competitive among companies offering similar consulting services;

- establish personal objectives that link executive officer compensation to the achievement of goals that correlate to improving our overall financial performance; and

- otherwise aligns the interests of our executive officers and our shareholders.

We compete with other consulting firms to retain top talent. We strive to attract and retain our key employees, including our executive officers, by providing compensation that is competitive with the compensation paid to the similarly situated executives of our peers. To that end, in fiscal 2011, our compensation committee received advice from its compensation consultant, Semler Brossy, to help it establish compensation that was competitive with the compensation paid to the similarly situated key employees of our peers. Our compensation committee does not target any explicit positioning relative to our peers and has not adopted any policies or guidelines for allocating compensation between long-term and short term compensation or between cash and non-cash compensation. Instead, the committee considers a number of factors in seeking to establish the appropriate mix and level of compensation for our executive officers. These factors include peer group information, the scope of the executive officer's role, and the executive officer's individual performance and experience. In setting our fiscal 2011 executive officer compensation, we considered the compensation being paid by a peer group comprised of the following public professional service firms that are in businesses comparable to ours: Duff & Phelps Corp., FTI Consulting, Inc., Huron Consulting Group Inc., and Navigant Consulting, Inc. We sometimes refer to this peer group in this compensation discussion and analysis as "our peer group."

Additionally, our compensation committee attempts to establish compensation parameters that link executive officer compensation to the attainment of goals that serve both our interests and the interests of our shareholders. A significant percentage of the total compensation of our executive officers for fiscal 2011 consisted of incentives linked to our performance, growth and profitability, with an additional metric allocated to the achievement of specific subjective individual goals, all of which we believe are critical to our long-term success. We believe that using these types of awards promotes our growth and performance by linking a portion of the total compensation for certain key employees to the attainment of pre-established objectives, which are approved by our compensation committee each year.

Executive officer compensation in fiscal 2011.   The principal components of our executive officer compensation granted in our fiscal year ending December 31, 2011 were:

- cash compensation, consisting of base salary and performance-based annual incentive compensation in the form of cash performance awards for fiscal 2011 performance granted on March 22, 2011 under our cash incentive plan; and

- equity incentive compensation, consisting of stock options and restricted stock unit awards vesting over four years, and performance restricted stock unit awards based on our fiscal 2012 and fiscal 2013 performance, granted on November 14, 2011 under our long-term incentive program.

We believe that mixing base salary, performance-based annual incentive compensation and equity incentive compensation vesting based on time and performance is consistent with our overall compensation philosophy because, as discussed in more detail below, it rewards performance without encouraging unnecessary or excessive risk-taking, is competitive with the compensation packages offered by our peers, aligns the interests of our executives and our shareholders, and helps us attract and retain top talent.

Cash compensation.   In fiscal 2011, our executive officer compensation included two types of cash compensation: base salary and cash incentive compensation in the form of cash performance awards granted under our cash incentive plan, each of which is discussed in turn below.

Salary.   We include base salary in our executive officer compensation packages because we believe it is appropriate for a portion of compensation to be fixed and predictable, and because the use of base salary for our executive officers is consistent with the compensation provided to the similarly situated executives of our peers. Additionally, we believe that sufficient base compensation reduces the motivation to take unnecessary or excessive risks. Each executive officer's base salary reflects his or her position, experience, past contributions and potential. Our compensation committee evaluates these and other factors underlying the base salary of our executive officers each year and makes adjustments, as appropriate. Where appropriate, the committee also uses special one-time cash bonuses to recognize special achievements relating to unique circumstances.

Our compensation committee generally fixes the annual base salary of our executive officers at its regularly scheduled meeting in the first fiscal quarter of each year. Annual changes to an executive officer's base salary are based on the committee's assessment of our performance and the performances of our business practices and the executive officer, any changes in the executive officer's role, general economic conditions, such as inflation, and economic forecasts. The committee has sole discretion to set the base salary of each executive officer. In determining these base salaries, the committee is generally mindful of its overall goal of remaining competitive with firms offering similar consulting services and of our desire to reward and retain key employees.

Our compensation committee decided that our executive officers' base salaries for fiscal 2011 should remain fixed at their fiscal 2010 levels because of the continued environment of economic uncertainty. Accordingly, the fiscal 2011 annual rate of base salary for each of our executive officers was as follows: $500,000 for Mr. Maleh, our president and chief executive officer; $450,000 for

Dr. Noether, our executive vice president and chief operating officer; $400,000 for Mr. Lowenstein, our executive vice president and chief strategy officer; and $375,000 for Mr. Mackie, our executive vice president, chief financial officer and treasurer. The fiscal 2011 salaries of our chief executive officer and chief financial officer, respectively, were lower than the salaries paid in fiscal 2010 by each company in our peer group to the company's chief executive officer and chief financial officer, respectively. The fiscal 2011 salary of our chief operating officer was lower than the salary paid in fiscal 2010 by all but one of the companies in our peer group to the company's chief operating officer.

Performance-based annual incentive compensation.   Our cash compensation for fiscal 2011 also included performance-based annual incentive compensation in the form of cash performance awards granted on March 22, 2011 under our cash incentive plan. These cash performance awards permit us to provide our executives with incentives to pursue particular objectives in any given year that are consistent with our growth and profitability, as well as the overall goals and strategic direction set by our board of directors. The awards also tie compensation to performance, and thus play an important role in our pay-for-performance philosophy. The importance of this philosophy to us and our compensation committee is demonstrated by the fact that the target payment amounts under these cash performance awards represented over 54% of the target cash compensation granted to our executive officers for fiscal 2011.

An analysis of the cash performance awards grants to our executive officers for fiscal 2011 is set forth below. A more complete description of our cash incentive plan and the cash performance awards granted under it to our executive officers in fiscal 2011 is contained in this proxy statement under the headings "Plan-based awards—Cash incentive plan" and "Plan-based awards—Cash performance awards granted in fiscal 2011" below.

Performance criteria and targets.

The performance criteria underlying the cash performance awards granted to our executive officers for fiscal 2011 performance were based on non-GAAP financial metrics based on our consolidated fiscal 2011 net revenue (excluding the impact of our NeuCo subsidiary[5], acquisitions, discontinued operations and extraordinary and special items, as determined by our compensation committee) and our consolidated fiscal 2011 earnings before interest and taxes (excluding the impact of our NeuCo subsidiary, acquisitions, discontinued operations and extraordinary and special items, as determined by our compensation committee) and, except for the cash performance award granted to Mr. Maleh, our president and chief executive officer, on individual subjective performance goals tailored to the applicable executive officer. These net revenue and earnings performance criteria were weighted equally in the case of the cash performance award granted to Mr. Maleh, with each tied to 50% of his award's target payment amount. In the case of our other executive officers, these net revenue and earnings performance criteria were tied to 40% and 30%, respectively, of the awards' target payment amounts. This proportion of objective financial performance criteria was designed to motivate our executive officers to consider and improve both our growth and our profitability, thereby aligning their interests with the interests of our shareholders.

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(5) Our subsidiary NeuCo, Inc., or "NeuCo," develops and markets a family of neural network software tools and complementary application consulting services that are currently focused on electric utilities. As of December 31, 2011, our ownership interest in NeuCo was 55.89%.

The performance targets established by our compensation committee for these objective financial performance criteria were as follows: the performance target for our consolidated fiscal 2011 non-GAAP net revenue (excluding the impact of our NeuCo subsidiary, acquisitions, discontinued operations and extraordinary and special items, as determined by our compensation committee) was $314.0 million and the performance target for our consolidated fiscal 2011 non-GAAP earnings before interest and taxes (excluding the impact of our NeuCo subsidiary, acquisitions, discontinued operations and extraordinary and special items, as determined by our compensation committee) was $36.6 million.

30% of the target payment amounts of the cash performance awards granted to our executive officers other than Mr. Maleh were based on subjective individual performance goals. This component of their cash performance awards was designed to motivate them to pursue individual, qualitative and strategic goals consistent with their particular roles. These subjective individual goals were set by our compensation committee in consultation with our chief executive officer. In setting the relative importance of this component of their cash performance awards compared to the components based on objective financial performance criteria, our compensation committee received advice from its compensation consultant that 30% was both appropriate and consistent with competitive practice. Our compensation committee also developed subjective individual performance goals for Mr. Maleh for fiscal 2011 so his performance compared to them could be used as one of the factors considered by the committee when determining whether to exercise its discretion to reduce the formula amount otherwise payable to him under his cash performance award. Despite the development of these individual subjective performance goals, the formula amount payable to Mr. Maleh under his cash performance award was only based on the objective financial performance criteria described above, in order to preserve the deductibility of the amounts payable to him under his award.

The cash performance award granted to Mr. Lowenstein included an additional revenue oversight component based on the revenue we generated in fiscal 2011 from his key clients. This component was included in Mr. Lowenstein's award in addition to the components based on management performance in order to recognize the importance of, and to reward, his direct client revenue oversight activities.

Payment formulas.

The overall target payments for the cash performance awards granted to our executive officers for fiscal 2011, excluding Mr. Lowenstein's revenue oversight component which did not have a pre-determined target payment, were as follows: for Mr. Maleh, $800,000 (or 160% of base salary); for Mr. Mackie, $250,000 (or approximately 67% of base salary); for Dr. Noether, $600,000 (or approximately 133% of base salary); and for Mr. Lowenstein, $400,000 (or 100% of base salary). As a result, over 54% of the target cash compensation payable to our executive officers for fiscal 2011 was subject to performance conditions, demonstrating our pay-for-performance philosophy.

In addition, the amount payable under each of these cash performance awards could not exceed a maximum payment amount, mitigating the risk that the incentive compensation payable to our executive officers for fiscal 2011 could lead to payments that were not commensurate with our actual performance. These maximum payment amounts, which emphasize the relative importance of the objective financial performance criteria, were determined as follows: (1) the maximum payment of any component linked to objective financial performance criteria was equal to twice that component's target payment; (2) the maximum payment of any component linked to individual subjective performance goals was 120% of that component's target payment; and (3) the maximum payment of the revenue oversight component of Mr. Lowenstein's award was $650,000. The target and maximum payments under these cash performance awards are reported under the heading "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" in the "Grant of Plan-Based Awards for Fiscal 2011" table below.

The payment formulas under the components of these awards tied to objective financial performance criteria increased the payment under the award by 1% of the award's target payment amount for each 1% that the performance of the applicable performance criteria exceeded the applicable performance target (subject to the component's maximum payment amount), and decreased the payment under the award by 1% of the award's target payment amount for each 1% that the performance of the applicable performance criteria missed the applicable performance target. Our compensation committee initially adopted this one-to-one so-called "leverage curve" in fiscal 2009 based, in part, on advice from its compensation consultant that less steep leverage curves are more appropriate when performance targets are more unpredictable and volatile. Given the current uncertain economic times, our compensation committee decided to retain this one-to-one leverage curve for the components of the cash performance awards granted to our executive officers in fiscal 2011 tied to objective financial performance criteria based on the same rationale. The performance formula determining the amount payable under the components of these cash performance awards tied to individual subjective performance goals provided for a payment linearly ranging from 80% to 120% of the target payment as the applicable executive officer's weighted-average score over his or her subjective individual performance goals ranged from one to five. Our compensation committee developed this payment formula in consultation with its compensation consultant. The payment formula for the revenue oversight component of Mr. Lowenstein's cash performance award provided for a payment ranging from $0 to $650,000 as the revenues from his key clients generated in fiscal 2011 ranged from $0 million to $8 million. This payment formula was designed to capture the difference between what a typical sourcing consultant would receive at various revenue oversight levels compared to the compensation that Mr. Lowenstein would otherwise receive for his services as an executive officer in fiscal 2011.

Regardless of the amount determined by the payment formula with respect to any component of these cash performance awards granted in fiscal 2011, our compensation committee retained the ability to reduce or eliminate the amount actually paid under the component in its discretion. This downward discretion mitigated the risk that the incentive compensation payable to our executive officers for fiscal 2011 could have led to payments that were not commensurate with our actual performance. On March 5, 2012, our compensation committee exercised this discretion due to fiscal constraints, a level of uncertainty regarding economic conditions, and the desire to preserve shareholder value. As a result, the aggregate amount paid to our executive officers in respect of the cash performance awards granted to them in fiscal 2011 was 4.8% less than these awards' aggregate formula payment amounts resulting from our performance and the performance of our executive officers in fiscal 2011.

Equity incentive compensation. In fiscal 2011, the compensation we paid to our executive officers included equity incentive compensation. We believe that equity compensation is an important component of our compensation program because it promotes the long-term retention of our key employees, motivates high levels of performance, and recognizes our key employees' contributions to our success. In addition, equity compensation aligns the long-term interests of our management and our shareholders. We recognize that we conduct our business in an increasingly competitive environment. In order to remain competitive, we must employ top-flight key employees who have abundant talent and demonstrated skills and experience, and we believe that equity compensation may give us an advantage in attracting and retaining such employees.

We grant long-term equity incentive compensation to our executive officers and other key employees under our 2006 equity incentive plan, which was adopted by our shareholders in April 2006, and our long-term incentive program, which our compensation committee adopted in fiscal 2009 to create a framework for grants made under our 2006 equity incentive plan. An analysis of the equity compensation granted to our executive officers in fiscal 2011 under our long-term incentive program and our 2006 equity incentive plan is set forth below. A more complete description of our long-term incentive program and 2006 equity incentive plan, and the equity awards granted under them to our executive officers in fiscal 2011, is contained in this proxy statement under the headings "Plan-based awards—Long-term incentive program," "Plan-based awards—LTIP awards granted in fiscal 2011," and "Plan-based awards—2006 equity incentive plan" below. Where appropriate, our compensation committee also may grant special one-time restricted stock bonuses under our 2006 equity incentive plan to recognize special achievements relating to unique circumstances. A description of the special one-time restricted stock bonus granted to our president and chief executive officer, Mr. Maleh, in fiscal 2012 based on his performance in fiscal 2011 appears in this compensation discussion and analysis under the heading "Special one-time bonus awarded in fiscal 2012" below.

Composition of long-term incentive program equity awards.

The equity compensation granted to our executive officers in fiscal 2011 was in the form of equity awards granted under our long-term incentive plan. Equity awards granted under our long-term incentive program are comprised of the following types of equity awards granted under our 2006 equity incentive plan in the following proportions: 30% stock options, 30% time-vesting restricted stock unit awards, or "RSUs," and 40% performance restricted stock unit awards, or "PRSUs," each of which is described more fully below. For purposes of these weightings, each share subject to a stock option is treated as one-half of a share, each share by which an RSU or a PRSU is measured is treated as one share, and it is assumed that each PRSU's target performance will be achieved.

The equity awards comprising grants made to our executive officers under our long-term incentive program are designed to work together to achieve the program's primary objectives, namely to:

- directly align a significant portion of the total compensation of our executive officers with the delivery of future value to our shareholders;

- focus our executive officers on performance by directly linking their compensation to the achievement of predetermined performance goals and shareholder returns;

- provide a competitive compensation program that has significant retention value to motivate our executive officers to stay with us; and

- promote top line and bottom line growth.

As noted above, these equity awards are comprised of stock options, RSUs and PRSUs. Equity grants under our long-term incentive program include stock options because they motivate our executive officers to increase shareholder value. The four-year vesting schedule applicable to the stock options granted under our long-term incentive program provides long-term retention value. Stock options granted under our shareholder-approved 2006 equity incentive plan are also efficient from a tax perspective because the compensation they provide is not subject to the deductibility limitations of Section 162(m) of the Internal Revenue Code. RSUs are included in the equity grants made under our long-term incentive program because their value is directly based on the value of our common stock, so RSUs directly align the interests of our executive officers and our shareholders. The four-year vesting schedule applicable to RSUs granted under our long-term incentive program provides long-term retention value that is less dependent on our stock price than the retention value of stock options, which may be reduced if our stock price drops below the stock options' exercise price. Because RSUs vest based on time, not performance, the compensation they provide is subject to the deductibility limitations of Section 162(m). PRSUs are included in the equity grants made under our long-term incentive program because the value of the award is based on our performance, over a period of one fiscal year or more, enabling us to provide longer-term compensation that motivates our executive officers to increase our profitability and our growth and to increase shareholder value. The PRSUs granted under our long-term incentive program also provide long-term retention value because the performance share number earned based upon the outcome of a PRSU's performance conditions is subject to further time-based vesting, so the entire award is paid over a four-year vesting period, regardless of the length of the PRSU's performance period. PRSUs granted under our shareholder-approved 2006 equity incentive plan are also efficient from a tax perspective because the compensation they provide is not subject to the deductibility limitations of Section 162(m) of the Internal Revenue Code. These stock options and shares of common stock issued pursuant to the vesting of these RSUs and PRSUs further align the interests of our executive officers and our shareholders because they are held subject to our stock ownership guidelines described in this compensation discussion and analysis under the heading "Stock ownership guidelines" below.

Values of equity awards, and mix of cash and equity compensation, for fiscal 2011.

On November 14, 2011, our compensation committee granted the fiscal 2011 equity awards under our long-term incentive program to our executive officers. The aggregate grant date fair value of these equity awards (assuming the PRSUs' target performance would be achieved) were as follows: for Mr. Maleh, $685,547; for Mr. Mackie, $257,080; for Dr. Noether, $428,467; and for Mr. Lowenstein, $342,773. Accordingly, the target grant date fair value of this equity compensation represented over 31% of the target total cash and equity compensation of our executive officers for fiscal 2011. Combining this equity compensation, whose value is tied to the value of our common stock, and the target payments of the cash performance awards granted to our executive officers based on fiscal 2011 performance under our cash incentive plan, over 69% of our executive officers' target compensation for or granted in fiscal 2011 consisted of awards subject to performance conditions and continued service, demonstrating our commitment to providing executive compensation that aligns the interests of our executive officers with the interest of our shareholders, rewards performance and provides retention value.

The number of shares of our common stock subject to stock options, the number of shares of our common stock by which RSUs are measured, and the threshold, target and maximum number of shares of our common stock by which PRSUs are measured with respect to the equity awards granted to each of our executive officers under our long-term incentive program in fiscal 2011 are set forth under the headings "All Other Option Awards: Number of Securities Underlying Options," "All Other Stock Awards: Number of Shares of Stock or Units," and "Estimated Future Payouts Under Equity Incentive Plan Awards," respectively, in the "Grant of Plan-Based Awards for Fiscal 2011" table below.

PRSUs granted in fiscal 2011.

The PRSUs granted to our executive officers in fiscal 2011 are based on the performance over fiscal 2012 and 2013 of our consolidated non-GAAP average operating margin and our consolidated non-GAAP cumulative annual revenue growth (excluding acquisitions and divestitures), which aligns the interests of our executive officers and shareholders by motivating our executive officers to consider both our growth and profitability. The non-GAAP operating margin and revenue we will use for these purposes will be the same as the non-GAAP operating margin and revenue we report with our financial results for the applicable measurement periods. These PRSUs' two-fiscal-year performance period represents an increase from the one-year performance period of the PRSUs granted to our executive officers in fiscal 2010, which our compensation committee felt was appropriate to further emphasize the long-term nature of this form of compensation. The number of shares of our common stock potentially issuable under each of these PRSUs based on the outcome of its performance conditions, or its "performance share number," ranges from a threshold of 50% of the PRSU's target payment to a maximum of 125% of the PRSU's target payment. If these PRSUs' threshold performance level is not achieved over their performance period, no payment will be made under the PRSUs, mitigating the risk that the incentive compensation payable under them will not be commensurate with our actual performance.

<u>Stock ownership guidelines.</u>

The equity awards granted to our executive officers, other senior leaders and other key employees under our long-term incentive program, or "LTIP," are subject to share ownership requirements to further promote the long-term nature of the program. The share ownership thresholds are 400% of base salary for our chief executive officer, 300% of base salary for each of our other executive officers, and 140% of base salary for our other key employees who participate in the LTIP. The equity awards that count towards these share ownership thresholds are (1) vested stock options granted under the LTIP, (2) shares of our common stock issued pursuant to vested time-vesting restricted stock unit awards, or "RSUs," granted under the LTIP, (3) shares of our common stock issued pursuant to vested performance restricted stock unit awards, or "PRSUs," granted under the LTIP and (4) any other share of our common stock delivered to us to be held for purposes of meeting these stock ownership guidelines. If an employee is subject to our stock ownership guidelines, until his or her employment with us ends, he or she may not exercise any stock option issued under the LTIP, unless his or her share ownership threshold is met and would continue to be met after such exercise, or sell or transfer any shares of common stock issued with respect to RSUs or PRSUs granted under the LTIP (except for sales to cover withholding taxes with respect to such issuance), unless his or her share ownership threshold is met and would continue to be met after such sale or transfer. In any event, an employee subject to our stock ownership guidelines may exercise any vested stock option granted under the LTIP within one year of such stock option's expiration date. For purposes of these stock ownership guidelines, shares of our common stock are valued based on the closing price of our common stock reported on the NASDAQ Global Select Market on the day prior to the applicable exercise, sale or transfer and vested stock options are valued based on the Black-Scholes option-pricing model.

The description of our stock ownership guidelines above reflects the following amendments made to the guidelines by our compensation committee in fiscal 2011 with the advice of its compensation consultant. First, our compensation committee increased our stock ownership guidelines' share ownership thresholds in order to the increase the extent to which the guidelines align the interests of our executive officers, other senior leaders and our key generators with those of our shareholders, and to make them more consistent with our peer group. Prior to these amendments, the share ownership thresholds were 300% of base salary for our chief executive officer and 140% of base salary for our other executive officers and key employees who participate in the LTIP. Second, in light of the increased share ownership thresholds, our compensation committee eliminated our stock ownership guidelines' share retention requirements, which required each employee subject to the stock ownership guidelines to hold 40% of all after-tax shares of our common stock issued to him or her upon the vesting of RSUs and PRUs granted under the LTIP, in order to make the guidelines easier to administer.

<u>Practices regarding the grant of equity awards.</u>

Our compensation committee has generally followed a practice of making all equity awards to our executive officers on a single date each year. This year, the committee authorized the awards made in fiscal 2011 on November 14, 2011. We do not otherwise have any program, plan or practice related to the timing of the granting of equity awards to our executive officers as it relates to the release of material non-public information.

All equity awards made to our executive officers, or to any of our other employees or directors, are made pursuant to our 2006 equity incentive plan. All stock options under this plan are granted with an exercise price equal to the fair market value of our common stock on the date of grant. Fair market value is defined under the plan to be the closing price per share on the applicable date as reported by a nationally recognized stock exchange. In connection with inducement grants made to new hires, which are made outside of the 2006 equity incentive plan, we have at times granted options at a strike price significantly above the then current fair market value of our common stock, as an incentive for these new hires to participate only in very significant increases in our overall stock value. We do not otherwise have any program, plan or practice of awarding stock options or setting the exercise price of stock options based on our stock price on a date other than the grant date. We do not have a practice of determining the exercise price of stock option grants by using average prices (or lowest prices) of our common stock over a period preceding, surrounding or following the grant date. While our compensation committee's charter permits the committee to delegate its authority to grant equity awards in certain circumstances, all grants to employees are currently made by the committee itself and not pursuant to any delegated authority.

Special one-time bonus awarded in fiscal 2012.   On March 23, 2012, our compensation committee granted Mr. Maleh, our president and chief executive officer, a special one-time bonus of 5,000 restricted shares of our common stock, which will vest in four equal annual installments beginning on the first anniversary of the date of grant. The committee granted Mr. Maleh this bonus in recognition of his exceptional personal performance during fiscal 2011. As discussed under the heading "Performance-based annual incentive compensation—Performance criteria and targets" above, the payment formula for the cash performance award granted to Mr. Maleh for fiscal 2011 performance was based solely on overall corporate financial performance criteria, and did not contain a component tied to subjective individual performance goals.

Perquisites and other compensation.   Our executive officers have typically received modest perquisites and other compensation paid by us—mainly parking, contributions to our 401(k) savings and retirement plan (described in this compensation discussion and analysis under the heading "401(k) savings plan" below), premiums we pay for term life insurance, long-term disability insurance and accidental death and dismemberment insurance for the benefit of our executive officers, and reimbursement for certain health and dental premiums and expenses. Our compensation committee believes these modest perquisites and other compensation are consistent with our overall policy of providing competitive compensation to attract and retain our executive officers.

Employment agreements.   We have an employment agreement with Mr. Mackie that is described in this proxy statement under the heading "Potential payments upon termination or change in control" below. Mr. Mackie's employment agreement provides for certain payments upon his termination upon a change of control, as described in that section. Our other executive officers do not have employment agreements, other than our standard employee agreements related to confidentiality, non-competition and non-solicitation. As described in this proxy statement under the heading "Potential payments upon termination or change in control" below, a change of control may also trigger payments to our executive officers under our cash incentive plan, and an executive officer's death or disability may trigger acceleration of certain equity awards granted to the executive officer under our 2006 equity incentive plan, pursuant to the applicable award agreement.

401(k) savings plan.   Under our 401(k) savings plan, a tax-qualified retirement savings plan, participating employees, including our executive officers, may contribute up to 80% of regular earnings on a before-tax basis, up to the applicable calendar year limit, which was $16,500 in calendar year 2011, into their 401(k) plan accounts. Participants age 50 and over may also contribute catch-up contributions of up to $5,500 for calendar year 2011. In addition, under the 401(k) plan, we match an amount equal to fifty cents for each dollar contributed by participating employees on the first 6% of their regular earnings up to a maximum amount. This maximum matching amount was $7,350 in calendar year 2011. Amounts held in 401(k) plan accounts on behalf of an employee may not be withdrawn prior to the employee's termination of employment, total and permanent disability, or such earlier time as the employee reaches the age of 59½, subject to certain exceptions set forth in the regulations of the Internal Revenue Service. We maintain our 401(k) plan because we wish to encourage our employees to save some percentage of their cash compensation for their retirement. Our 401(k) plan permits employees to make such savings in a manner that is relatively tax efficient.

Policy on deductibility of compensation.   Section 162(m) of the Internal Revenue Code limits our tax deduction for compensation in excess of $1.0 million paid to each of our chief executive officer and our three other most highly compensated executive officers, other than our chief financial officer, in any fiscal year. Compensation that is "qualified performance-based compensation" within the meaning of Section 162(m) does not count towards this $1.0 million limit. The cash performance awards (other than the components tied to the subjective individual performance goals), the stock options and the performance restricted stock unit awards granted to our executive officers in fiscal 2011 were all designed to be qualified performance-based compensation, preserving the deductibility of the amounts paid under them. Section 162(m) did not operate to limit the deductibility of any of the compensation we paid to our executive officers in fiscal 2011.

Our policy with respect to Section 162(m) is to make a reasonable effort to cause compensation to be deductible by us while simultaneously providing our executive officers with appropriate rewards for their performance. Our compensation committee may, in its discretion, defer compensation that would not be deductible under Section 162(m) and may decide to make payments to our executive officers that are not fully deductible because of the Section 162(m) limitation. Our cash incentive plan, if re-approved by our shareholders at the 2012 special meeting in lieu of annual meeting of our shareholders, will enable us to continue to compensate our executive officers with cash performance awards designed to be treated as qualified performance-based compensation.

Compensation committee report

The compensation committee has reviewed and discussed with management the contents of the compensation discussion and analysis set forth above. Based on this review and discussion, the committee recommended to our board of directors that the above compensation discussion and analysis be included in this proxy statement and incorporated by reference into our annual report on Form 10-K for the fiscal year ended December 31, 2011.

The compensation committee

William Schleyer (Chair)
Rowland Moriarty
Thomas Robertson

Executive compensation

Summary compensation. The following table provides a summary of all compensation earned with respect to fiscal 2011 by Paul Maleh, our president and chief executive officer, Wayne Mackie, our executive vice president, treasurer and chief financial officer, and the two persons other than our chief executive officer and chief financial officer who served as executive officers during fiscal 2011, Monica Noether, our executive vice president and chief operating officer, and Arnold Lowenstein, our executive vice president and chief strategy officer. The persons listed in this table are referred to as our "executive officers." The five-week transition period ended January 1, 2011 is referred to as the year "2010T" in the table below.

The compensation received by our executive officers in fiscal 2011 consisted of base salary; non-equity incentive plan compensation in the form of cash performance awards based on fiscal 2011 performance granted on March 22, 2011 under our cash incentive plan; option and stock awards in the form of stock options, time-vesting restricted stock unit awards, or "RSUs," and performance restricted stock unit awards, or "PRSUs," based on fiscal 2012 and 2013 performance, all of which were granted on November 14, 2011 under our long-term incentive program and 2006 equity incentive plan; and modest perquisites and other compensation. These cash performance awards, and the determination by our compensation committee on March 5, 2012 of the amounts payable under them, are described in this proxy statement under the heading "Plan-based awards—Cash performance awards granted in fiscal 2011" below. These stock options, RSUs and PRSUs are described in this proxy statement under the heading "Plan-based awards—LTIP awards granted in fiscal 2011" below. Analysis and further information about our executive officers' fiscal 2011 compensation is set forth in this proxy statement under the heading "Compensation discussion and analysis" above.

Summary Compensation Table for Fiscal 2011

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)(6)	Total ($)
Paul Maleh	2011	500,000	—	490,784	194,763	700,000	30,029	1,915,576
President, chief executive officer	2010T	48,077	—	—	—	—	60	48,137
and director	2010	500,000	—	955,541	183,444	450,000	20,644	2,109,629
	2009	450,000	—	70,691	—	403,500	15,940	940,131
Wayne Mackie	2011	375,000	—	184,044	73,036	210,000	27,049	869,129
Executive vice president,	2010T	36,058	—	—	—	—	125	36,183
treasurer and chief	2010	375,000	—	362,724	68,792	150,000	23,408	979,924
financial officer	2009	375,000	—	35,334	—	149,500	51,464	611,298
Monica Noether	2011	450,000	—	306,740	121,727	525,000	9,070	1,412,537
Executive vice president and	2010T	43,269	—	—	—	—	60	43,329
chief operating officer	2010	450,000	—	663,213	114,651	350,000	8,070	1,585,934
	2009	375,000	—	70,691	—	475,000	32,033	952,724
Arnold Lowenstein	2011	400,000	—	245,392	97,381	700,000 (7)	9,070	1,451,843
Executive vice president and	2010T	38,462	—	—	—	—	60	38,522
chief strategy officer	2010	400,000	—	468,375	68,792	275,000	8,070	1,220,237
	2009	375,000	100,000	56,548	—	—	43,800	575,348

(1) Amounts reflect the aggregate grant date fair values of grants of shares of restricted stock, RSUs and PRSUs, as applicable, made in the specified fiscal periods to each of our executive officers under our 2006 equity incentive plan. Specifically, in fiscal 2009, each executive officer was granted shares of restricted stock, as determined by our compensation committee on February 24, 2009, in satisfaction of the equity portion of the management performance award based on fiscal 2008 performance granted to the executive officer under our cash incentive plan; in fiscal 2010, each executive officer was granted (1) shares of restricted stock, as determined by our compensation committee on February 23, 2010, in satisfaction of the equity portion of the management performance award based

on fiscal 2009 performance granted to the executive officer under our cash incentive plan, and (2) on November 8, 2010, RSUs and PRSUs based on fiscal 2011 performance under our long-term incentive program; and in fiscal 2011, each executive officer was granted, on November 14, 2011, RSUs and PRSUs based on fiscal 2012 and 2013 performance under our long-term incentive program. These grant date fair values were computed in accordance with ASC Topic 718, excluding the estimated effect of any forfeitures, based on the closing market price of our common stock on the date of grant. In addition, the grant date fair value of each PRSU was computed based on the probable outcome of its performance conditions. Additional details on our accounting for share-based compensation can be found in note 1, "Summary of Significant Accounting Policies—Share-Based Compensation," and note 12, "Share-Based Compensation," to our consolidated financial statements in our annual report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2012.

(2) The grant date fair values of the PRSUs based on fiscal 2012 and 2013 performance granted to each of our executive officers in fiscal 2011, assuming the maximum payment under each award is made, are as follows: for Mr. Maleh, $350,560; for Mr. Mackie, $131,460; for Dr. Noether, $219,100; and for Mr. Lowenstein, $175,280. The grant date fair values of the PRSUs based on fiscal 2011 performance granted to each of our executive officers in fiscal 2010, assuming the maximum payment under the award is made, are as follows: for Mr. Maleh, $355,546; for Mr. Mackie, $133,317; for Dr. Noether, $222,187; and for Mr. Lowenstein, $133,317. The vesting of these PRSUs based on fiscal 2011 performance resulting from the outcome of the awards' performance conditions is discussed in this proxy statement under the heading "Option exercises and vesting of stock" below. These grant date fair values were computed in accordance with ASC Topic 718, excluding the estimated effect of any forfeitures, based on the closing market price of our common stock on the date of grant.

(3) The amounts reflect the aggregate grant date fair values of stock options granted in the specified fiscal periods to each of our executive officers under our long-term incentive program and 2006 equity incentive plan. The grant date fair values were computed in accordance with ASC Topic 718, excluding the estimated effect of any forfeitures, using the Black-Scholes option-price model. In fiscal 2011, this model was based on the following weighted-average assumptions: expected life—5.0 years; expected volatility—53.53%; risk-free interest rate—0.9%; and no expected dividends. In fiscal 2010, this model was based on the following weighted-average assumptions: expected life— 5.0 years; expected volatility—50.78%; risk-free interest rate—1.2%; and no expected dividends. Additional details on accounting for share-based compensation can be found in note 1, "Summary of Significant Accounting Policies— Share-Based Compensation," and note 12, "Share-Based Compensation," to our consolidated financial statements in our annual report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2012.

(4) The amounts shown represent amounts earned in respect of the cash performance awards granted in, and based on performance measured over, the specified fiscal periods to each of our executive officers under our cash incentive plan. The amounts earned on the awards granted in fiscal 2011 based on fiscal 2011 performance were determined by our compensation committee on March 5, 2012.

(5) For fiscal 2011, the amounts shown represent our contributions to our savings and retirement plan on behalf of each of the executive officers, premiums we paid for term life insurance, long-term disability insurance and accidental death and dismemberment insurance for the benefit of our executive officers and, for Mr. Maleh and Mr. Mackie, the perquisites and other personal benefits described in footnote (6) below.

(6) For fiscal 2011, the amounts shown represent our aggregate incremental cost of the following perquisites and other personal benefits paid to Mr. Maleh and Mr. Mackie: parking, use of sporting tickets, and reimbursement for certain health and dental premiums and expenses. For fiscal 2011, compensation in the form of perquisites and other personal benefits has been omitted for Dr. Noether and Mr. Lowenstein because the total value of all perquisites and other personal benefits paid to each of them in fiscal 2011 was less than $10,000.

(7) As discussed in this proxy statement under the heading "Plan-based awards—Cash performance awards granted in fiscal 2011" below, Mr. Lowenstein's cash performance bonus for fiscal 2011 included an additional revenue oversight component based upon the revenue we generated from his key clients in fiscal 2011. On March 5, 2012, our compensation committee determined that the formula payment to be made to Mr. Lowenstein with respect to this revenue oversight component of his cash performance award for fiscal 2011 was $400,000.

Plan-based awards. The plan-based awards granted to our executive officers in fiscal 2011 consisted of (1) cash performance awards based on fiscal 2011 performance granted on March 22, 2011 under our cash incentive plan and (2) stock options, time-vesting restricted stock unit awards, or "RSUs," and performance restricted stock unit awards, or "PRSUs," based on fiscal 2012 and 2013 performance, all of which were granted on November 14, 2011 under our long-term incentive program and our 2006 equity incentive plan. These awards, our cash incentive plan, our long-term incentive program and our 2006 equity incentive plan are described below.

Cash incentive plan.

Our cash incentive plan authorizes the grant of performance-based incentive awards to our executive officers and other salaried employees. The plan is designed to facilitate the granting of performance awards to our executive officers intended to qualify as "qualified performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, which preserves the deductibility of amounts paid under the awards. A performance award granted under the plan is payable only to the extent certain performance targets, based on performance criteria specified by our compensation committee, are achieved in the relevant measurement period. These performance targets can be based on objective financial performance criteria, including, but not limited to, revenue; net revenue; revenue growth; earnings before interest, taxes, depreciation and amortization; funds from operations; funds from operations per share; operating income; operating income growth; operating cash flow; net income; net income growth; pre- or after-tax income; cash available for distribution; cash available for distribution per share; cash and/or cash equivalents available from operations; net earnings; earnings per share; earnings per share growth; return on equity; return on assets; share price performance; total shareholder return; total shareholder return growth; economic value added; improvement in cash flow; and confidential business unit objectives. These performance targets may also be based on performance criteria in the form of individual or other goals specified by our compensation committee. Only awards based on objective financial performance criteria may qualify as qualified performance-based compensation.

The performance criteria, performance targets and payment formulas of performance awards granted to our executive officers under our cash incentive plan must be determined within the first 90 days of our fiscal year (or such shorter period as required by Section 162(m)) in order to qualify as qualified performance-based compensation. The period on which the performance underlying these performance awards is based must be at least a fiscal year or longer. The maximum amount payable to any executive officer in a given fiscal year under performance awards granted under the plan is $8,000,000. This maximum is prorated for executive officers who do not participate in our cash incentive plan for the entire fiscal year.

After the completion of the performance period on which a performance award granted to an executive officer under our cash incentive plan is based, our compensation committee reviews our performance and the performance of the executive officer over the performance period, and then determines and certifies in writing the extent to which the executive officer has achieved the objective performance criteria applicable to the performance award and the appropriate amount, if any, to be paid to the executive officer with respect to the performance award. Regardless of the amount determined by the payment formula applicable to any performance award, the committee may exercise its discretion, based on whatever criteria it determines appropriate, to reduce the payment made under the performance award from the award's payment formula amount. The criteria used by our compensation committee as the basis for any such exercise of its discretion may, but need not be, set forth in the applicable performance award's terms and conditions. The payment of any performance award under our cash incentive plan is generally made shortly following the certification with respect to such award mentioned above. Performance awards issued under our cash incentive plan are payable in cash, shares of our common stock issued under our 2006 equity incentive plan, or any combination of the two at the discretion of our compensation committee. The recipient of a performance award may receive payment under the award only if he or she is an employee on the last day of the performance period on which the performance award is based, unless our compensation committee exercises its discretion to make prorated payments to former or retired employees or to a deceased employee's estate.

Our cash incentive plan was initially approved by our shareholders in 2007, and must be approved every five years so that performance awards granted to our executive officers under the plan may qualify as qualified performance-based compensation. Accordingly, we are asking our shareholders to reapprove our cash incentive plan at the 2012 special meeting in lieu of annual meeting of our shareholders, as further described in this proxy statement under the heading "Proposal Four: Reapproval of Our Cash Incentive Plan" below. If our cash incentive plan is reapproved by our shareholders at the 2012 special meeting, it will be effective until the 2017 annual meeting of our shareholders (or any special meeting in lieu thereof). If our cash incentive is not reapproved by our shareholders at the 2012 special meeting, it will terminate at the special meeting.

Cash performance awards granted in fiscal 2011.

On March 22, 2011, our compensation committee granted cash performance awards based on fiscal 2011 performance to our executive officers under our cash incentive plan and determined these awards' respective performance criteria, performance targets and payment formulas.

The performance criteria underlying these cash performance awards were based on non-GAAP financial metrics related to our consolidated fiscal 2011 net revenue and earnings before interest and taxes and, except for the cash performance award granted to Mr. Maleh, our president and chief executive officer, on individual subjective performance goals tailored to the applicable executive officer. In addition, the cash performance award granted to Mr. Lowenstein included a revenue oversight component based on the revenue we generated in fiscal 2011 from his key clients. The overall target payments for these awards, excluding Mr. Lowenstein's revenue oversight component which did not have a pre-determined target payment, were as follows: for Mr. Maleh, $800,000; for Mr. Mackie, $250,000; for Dr. Noether, $600,000; and for Mr. Lowenstein, $400,000. For each of our officers other than Mr. Maleh, 40% of this target payment was linked to our consolidated fiscal 2011 net revenue (excluding the impact of our NeuCo subsidiary, acquisitions, discontinued operations and extraordinary and special items, as determined by our compensation committee); 30% of this target payment was linked to our consolidated fiscal 2011 earnings before interest and taxes (excluding the impact of our NeuCo subsidiary, acquisitions, discontinued operations and extraordinary and special items, as determined by our compensation committee); and 30% of this target payment was linked to individual subjective performance goals established for the executive officer by our chief executive officer. For Mr. Maleh, 50% of this target payment was linked to our consolidated fiscal 2011 net revenue (excluding the impact of our NeuCo subsidiary, acquisitions, discontinued operations and extraordinary and special items, as determined by our compensation committee); and 50% of this target payment was linked to our consolidated fiscal 2011 earnings before interest and taxes (excluding the impact of our NeuCo subsidiary, acquisitions, discontinued operations and extraordinary and special items, as determined by our compensation committee). Our compensation committee also developed subjective individual performance goals for Mr. Maleh for fiscal 2011 so his performance compared to them could be used as one of the factors considered by the committee when determining whether to exercise its discretion to reduce the formula amount payable to him under his cash performance award. Despite the development of these individual subjective performance goals, the formula amount payable to Mr. Maleh under his cash performance award was only based on the objective financial performance criteria described above, in order to preserve the deductibility of the amounts payable to him under his award.

The target and maximum payments under these cash performance awards are reported under the heading "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" in the "Grant of Plan-Based Awards for Fiscal 2011" table below. Because the revenue oversight component of the award granted to Mr. Lowenstein did not have target payment, the $800,000 target payment reported for Mr. Lowenstein's award in the table was determined by adding a representative amount payable under this revenue oversight component based on fiscal 2010 performance to the $400,000 target payment set for the other components of Mr. Lowenstein's cash performance award. The maximum amount payable under each of these awards were determined as follows: (1) the maximum payment of any component linked to non-GAAP net revenue or non-GAAP earnings before interest and taxes was equal to twice that component's target payment; (2) the maximum payment of any component linked to individual subjective performance goals was 120% of that component's target payment; and (3) the maximum payment of the revenue oversight component of Mr. Lowenstein's award was $650,000.

The performance targets established by our compensation committee for the components of these cash performance awards linked to overall corporate performance were as follows: the performance target for fiscal 2011 net revenue (excluding the impact of our NeuCo subsidiary, acquisitions, discontinued operations and extraordinary and special items, as determined by our compensation committee) was $314.0 million and the performance target for fiscal 2011 earnings before interest and taxes (excluding the impact of our NeuCo subsidiary, acquisitions, discontinued operations and extraordinary and special items, as determined by our compensation committee) was $36.6 million. The components of these cash performance awards granted to our executive officers other than Mr. Maleh and linked to individual subjective performance goals were quantified, using a scoring system developed by our compensation committee with advice from its compensation consultant, by taking the weighted average of the scores received by the executive officer with respect to the weighted subjective individual performance goals set forth for the executive officer in his or her cash performance award, each of which was scored on a scale of one to five. The performance target for the components of these cash performance awards based on subjective individual performance goals was a weighted-average score of three.

Under the performance formula determining the amount payable under the components of these cash performance awards tied to overall corporate performance, (1) the payment for target performance was the target payment, (2) the payment for performance exceeding target performance by a certain percentage equaled the target payment increased by that percentage of the target payment, and (3) the payment for performance missing target performance by a certain percentage equaled the target payment reduced by that percentage of the target payment. The performance formula determining the amount payable under the components of these cash performance awards tied to individual subjective performance goals provided for a payment linearly ranging from 80% to 120% of the target payment as the applicable executive officer's individual component weighted-average score ranged from one to five. The payment formula for the revenue oversight component of Mr. Lowenstein's cash performance award provided for a payment ranging from $0 to $650,000 as the revenues generated by us in fiscal 2011 from his key clients ranged from $0 million to $8 million. Regardless of the amount determined by the payment formula with respect to any component of these cash performance awards, in no event could the amount payable under the component be greater than the component's maximum payment, and our compensation committee could exercise its discretion to reduce or eliminate the amount actually paid out under the component.

On March 5, 2012, our compensation committee certified as to the outcome of the objective financial performance criteria underlying, and otherwise determined the amounts payable to our executive officers with respect to, these cash performance awards, and the amounts paid to our executive officers in respect of these awards are reported in the "Summary Compensation Table for Fiscal 2011" under the heading "Non-Equity Incentive Plan Compensation." The amounts payable under each of these cash performance awards were determined as follows:

- Component linked to our net revenue. Our consolidated fiscal 2011 non-GAAP net revenue (excluding the impact of our NeuCo subsidiary, acquisitions, discontinued operations and extraordinary and special items, as determined by our compensation committee) was approximately $299.1 million, or approximately 4.75% below the performance target of $314.0 million. Accordingly, the amount payable under the payment formula for the net revenue component of these cash performance awards was the target payment reduced by approximately 4.75% of the target payment.

- Component linked to earnings before interest and taxes. Our consolidated fiscal 2011 non-GAAP earnings before interest and taxes (excluding the impact of our NeuCo subsidiary, acquisitions, discontinued operations and extraordinary and special items, as determined by our compensation committee) was approximately $29.2 million, or approximately 20.22% below the performance target of $36.6 million. Accordingly, the amount payable under the payment formula for the earnings before interest and taxes component of these cash performance awards was the target payment reduced by approximately 20.22% of the target payment.

- Component linked to individual subjective performance goals. Based on the subjective individual performance goal weighted-average scores for each of our executive officers other than Mr. Maleh, the amounts payable under the payment formula for the subjective individual performance goal component of these cash performance awards were the following percentages of their respective target amounts: for Mr. Mackie, 91.4%; for Dr. Noether, 99.5%; and for Mr. Lowenstein, 99.2%.

- Component of Mr. Lowenstein's award linked to revenue oversight. The revenue we generated from Lowenstein's key clients in fiscal 2011 was between $6 million and $8 million. Accordingly, the amount payable under the payment formula for the revenue oversight component of Mr. Lowenstein's cash performance award was $400,000.

- Compensation committee discretion. After calculating the total amount payable to each of our executive officers under these cash performance awards' payment formulas, our compensation committee exercised its discretion to reduce the aggregate amount paid to our executive officers with respect to these awards by approximately 4.8% from the aggregate amount determined under the awards' payment formulas due to fiscal constraints, a level of uncertainty regarding economic conditions, and the desire to preserve shareholder value.

We have been advised that the components of these cash performance awards linked to our overall corporate performance, and the revenue oversight component of Mr. Lowenstein's award, qualified as qualified performance-based compensation, which preserved the deductibility of the payments made under them. The components of these cash performance awards granted to our executive officers (other than Mr. Maleh) linked to individual subjective performance goals were not intended to qualify as qualified performance-based compensation and were subject to Section 162(m)'s deductibility limitations. Section 162(m) did not operate to limit the deductibility of any of the compensation we paid to our executive officers in fiscal 2011.

Long-term incentive program.

In 2009, our compensation committee approved our long-term incentive program, which sets a framework for grants of equity awards under our 2006 equity incentive plan to our executive officers and certain other key employees. Grants under our long-term incentive program are comprised of the following types of equity awards in the following proportions: 30% stock options, 30% time-vesting restricted stock unit awards, or "RSUs," and 40% performance restricted stock unit awards or, "PRSUs," each of which are described more fully below. For purposes of these weightings, each share subject to a stock option is treated as one-half of a share, each share by which an RSU or a PRSU is measured is treated as one share, and it is assumed that the PRSUs' target performance will be achieved. The stock options, and shares of common stock issued pursuant to the vesting of these RSUs and PRSUs, granted under our long-term incentive program are held subject to our stock ownership guidelines described in this proxy statement under the heading "Compensation discussion and analysis—Long-term equity incentive compensation—Stock ownership guidelines" above.

The equity awards that comprise the grants made under our long-term incentive program have the following features:

- Stock options. 30% of each award granted under our long-term incentive program consists of a non-statutory stock option granted under our 2006 equity incentive plan. For purposes of this 30% weighting, each share of our common stock subject to the stock option is treated as one-half of a share. These stock options vest over a period of four years in equal annual installments, beginning on the first anniversary of the date of grant. Like all stock options granted under our 2006 equity incentive plan, stock options granted under our long-term incentive program have a seven-year term, are granted with an exercise price equal to the fair market value of our common stock on the date of grant, and may have their exercise prices reduced only with the approval of our shareholders. We have been advised that stock options granted under our 2006 equity incentive plan qualify as qualified performance-based compensation, and are thus not subject to Section 162(m)'s deductibility limitations.

- RSUs. 30% of each award granted under our long-term incentive program consists of RSUs, measured in shares of our common stock, granted under our 2006 equity incentive plan. For purposes of this 30% weighting, each share of our common stock by which an RSU is measured is treated as one share. These RSUs vest over a period of four years in equal annual installments, beginning on the first anniversary of the date of grant. Vested RSUs are payable, at our election, in cash, shares of our common stock granted under our 2006 equity incentive plan or any combination of the two. RSUs granted under our long-term incentive program are subject to the deductibility limitations of Section 162(m).

- PRSUs. 40% of each award granted under our long-term incentive program consists of PRSUs, measured in shares of our common stock, granted under our 2006 equity incentive plan. For purposes of this 40% weighting, each share of our common stock by which a PRSU is measured is treated as one share and it is assumed that the PRSU's target performance will be achieved. PRSUs are payable based on the extent that certain performance targets are achieved over a performance period of at least one fiscal year. To date, the payment formulas of these PRSUs granted to our executive officers have been based on the outcomes of performance criteria related to our consolidated non-GAAP (average) operating margin and our consolidated non-GAAP (cumulative) annual revenue growth (excluding acquisitions and divestitures) over periods covering one or more fiscal years, and the non-GAAP operating margin and revenue we have used for these purposes have been the same as the non-GAAP operating margin and revenue we've reported with our financial results for the applicable measurement periods. The amount payable under each of these PRSUs vests as follows. After the end of the PRSU's performance period, our compensation committee determines the number of shares of our common stock potentially issuable under the PRSU based on the outcome of its performance conditions, or its "performance share number." On the date of this determination, 25% of the performance share number automatically vests for each anniversary of the PRSUs grant date that has occurred on or prior to this determination date. The remainder of the performance share number vests in increments of 25% of the performance share number on each subsequent anniversary of the PRSU's grant date until the performance share number is fully vested on the fourth anniversary of the PRSU's grant date. The vesting of any portion of a PRSU's performance share number is subject to the continued employment of the PRSU's recipient on the vesting date. Each PRSU has a threshold, target and maximum payment amount, and if a PRSU's threshold performance level is not achieved over the PRSU's performance period, no payment is made under the PRSU. Vested portions of a PRSU's performance share number are payable, at our election, in cash, shares of our common stock granted under our 2006 equity incentive plan or a combination of the two. We have been advised that PRSUs granted under our long-term incentive program and 2006 equity incentive plan qualify as qualified performance-based compensation, and are thus not subject to Section 162(m)'s deductibility limitations.

LTIP awards granted in fiscal 2011.

On November 14, 2011, our compensation committee granted the fiscal 2011 equity awards under our long-term incentive program to our executive officers and certain other key employees. As described above, these equity awards consisted of 30% stock options (treating each share of our common stock subject to the stock option as one-half of a share), 30% RSUs and 40% PRSUs (assuming the PRSU's target performance would be achieved). The number of shares of our common stock subject to stock options, the number of shares of our common stock by which RSUs are measured, and the threshold, target and maximum number of shares of our common stock by which PRSUs are measured with respect to the equity awards granted to each of our executive officers under our long-term incentive program in fiscal 2011 are set forth under the headings "All Other Option Awards: Number of Securities Underlying Options," "All Other Stock Awards: Number of Shares of Stock or Units," and "Estimated Future Payouts Under Equity Incentive Plan Awards," respectively, in the "Grant of Plan-Based Awards for Fiscal 2011" table below.

Each of these stock options and RSUs granted to our executive officers in fiscal 2011 vests in four equal annual installments, beginning on November 14, 2012. Vested RSUs are payable, at our election, in cash, shares of our common stock granted under our 2006 equity incentive plan or any combination of the two. The PRSUs granted to our executive officers in fiscal 2011 are based on the performance over fiscal 2012 and 2013 of our consolidated non-GAAP average operating margin and our consolidated non-GAAP cumulative annual revenue growth (excluding acquisitions and divestitures). The non-GAAP operating margin and revenue we will use for these purposes will be the same as the non-GAAP operating margin and revenue we will report with our financial results for the applicable measurement periods. The number of shares of our common stock potentially issuable under each of these PRSUs based on the outcome of its performance conditions, or its "performance share number," ranges from a threshold of 50% of the PRSU's target payment to a maximum of 125% of the PRSU's target payment, and if the PRSU's threshold performance level is not achieved over the PRSU's performance period, no payment is made under the PRSU. Our compensation committee will determine these PRSUs' performance share numbers in the first quarter of fiscal 2014. 50% of each of these performance share numbers will vest on the date of that determination, and the remaining 50% of each of these performance share numbers will vest in two equal installments on the third and fourth anniversaries of November 14, 2011. The vesting of any portion of a PRSU's performance share number is subject to the continued employment of the PRSU's recipient on the vesting date. Vested portions of a PRSU's payment share number are payable, at our election, in cash, shares of our common stock granted under our 2006 equity incentive plan or a combination of the two. As discussed above, these stock options and shares of common stock issued pursuant to the vesting of these RSUs and PRSUs are held subject to our stock ownership guidelines described in this proxy statement under the heading "Compensation discussion and analysis—Long-term equity incentive compensation—Stock ownership guidelines" above.

2006 equity incentive plan.

All equity awards granted under our long-term incentive program are issued under 2006 equity incentive plan, which is administered by our compensation committee. Our 2006 equity incentive plan provides for the following types of equity awards:

- options to purchase shares of our common stock intended to qualify as "incentive stock options," as defined in section 422 of the Internal Revenue Code;

- nonqualified options, which do not qualify as incentive stock options;

- restricted stock awards consisting of shares of our common stock subject to restrictions;

- restricted stock unit awards consisting of the contractual right to receive shares of our common stock in the future contingent on the completion of service and/or the achievement of performance or other objectives;

- performance awards, including performance-vested restricted stock unit awards, consisting of the right to receive payment of cash and/or shares of our common stock on the achievement of predetermined performance targets; and

- other stock-based awards in the form of stock purchase rights, shares of our common stock, and awards valued in whole or in part by or otherwise based on our common stock.

All of the shares issued under our 2006 equity incentive plan or by which awards granted under the plan are measured are shares of our authorized but unissued common stock. The maximum number of shares issuable under the plan is 3,174,000, consisting of (1) 500,000 shares initially reserved for issuance under our 2006 equity incentive plan, (2) 1,000,000 shares that either remained for future awards under our 1998 incentive and nonqualified stock option plan on April 21, 2006, the date our shareholders initially approved our 2006 equity incentive plan, or were subject to stock options issued under the 1998 incentive and nonqualified stock option plan that were forfeited or terminated after April 21, 2006, (3) 210,000 shares approved by our shareholders at the 2008 annual meeting of our shareholders, and (4) 1,464,000 shares approved by our shareholders at the 2010 special meeting in lieu of annual meeting of our shareholders. If our shareholders approve the amendments to our 2006 equity incentive plan described in this proxy statement under the heading "Proposal Three: Amendments to Our 2006 Equity Incentive Plan" below at the 2012 special meeting in lieu of annual meeting of our shareholders, the maximum number of share issuable under the plan will increase by 2,500,000 shares. The plan adjusts the maximum number of shares issuable under the plan if we effect a capital readjustment or pay a stock dividend without receiving compensation in return. Whenever any outstanding award under the plan expires or terminates other than by exercise or payment in shares of our common stock, the corresponding shares of common stock may again be the subject of plan awards. Each share of stock issued pursuant to an award granted on or after April 30, 2010 under the plan, other than a stock option, counts as 1.83 shares against the maximum number of shares issuable under our 2006 equity incentive plan, as does any restricted stock unit or performance award granted on or after April 30, 2010 under the plan to the extent that shares of our common stock are used for measurement purposes. The maximum aggregate number of shares of common stock that may be subject to awards granted under our 2006 equity incentive plan to a single recipient in any calendar year is 150,000.

Our 2006 equity incentive plan was first approved by our shareholders in 2006, and no award may be granted under the plan after April 21, 2016. At the 2012 special meeting, our shareholders are being asked to approve amendments to our 2006 equity incentive plan, including increasing the number of shares subject to the plan, as described in this proxy statement under the heading "Proposal Three: Amendments to Our 2006 Equity Incentive Plan" below.

The grants of plan-based awards table for fiscal 2011.

The following table provides further information regarding the grants of plan-based awards described above to our executive officers during fiscal 2011.

Grants of Plan-Based Awards for Fiscal 2011

Name	Type of Award (1)	Grant Date (2)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards — Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards — Threshold (#)	Target ($ or #)	Maximum ($ or #)	All Other Stock Awards: Number of Shares of Stock or Units (#)(5)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value ($)(6)
Paul Maleh	CPA	3/22/2011	800,000	1,600,000	—	—	—	—	—	—	—
	OPT	11/14/2011	—	—	—	—	—	—	19,200	21.91	194,763
	RSU	11/14/2011	—	—	—	—	—	9,600	—	—	210,336
	PRSU	11/14/2011	—	—	6,400	12,800	16,000	—	—	—	280,448
Wayne Mackie	CPA	3/22/2011	250,000	440,000	—	—	—	—	—	—	—
	OPT	11/14/2011	—	—	—	—	—	—	7,200	21.91	73,036
	RSU	11/14/2011	—	—	—	—	—	3,600	—	—	78,876
	PRSU	11/14/2011	—	—	2,400	4,800	6,000	—	—	—	105,168
Monica Noether	CPA	3/22/2011	600,000	1,056,000	—	—	—	—	—	—	—
	OPT	11/14/2011	—	—	—	—	—	—	12,000	21.91	121,727
	RSU	11/14/2011	—	—	—	—	—	6,000	—	—	131,460
	PRSU	11/14/2011	—	—	4,000	8,000	10,000	—	—	—	175,280
Arnold Lowenstein	CPA	3/22/2011	800,000 (3)	1,354,000 (4)	—	—	—	—	—	—	—
	OPT	11/14/2011	—	—	—	—	—	—	9,600	21.91	97,381
	RSU	11/14/2011	—	—	—	—	—	4,800	—	—	105,168
	PRSU	11/14/2011	—	—	3,200	6,400	8,000	—	—	—	140,224

(1) For purposes of this column, (a) "CPA" means cash performance award based on fiscal 2011 performance granted under our cash incentive plan, (b) "OPT" means a stock option granted under our long-term incentive program and 2006 equity incentive plan, (c) "RSU" means a time-vesting restricted stock unit award measured in shares of our common stock granted under our long-term incentive program and 2006 equity incentive plan and (d) "PRSU" means a performance restricted stock unit award measured in shares of our common stock granted under our long-term incentive program and 2006 equity incentive plan.

(2) The grant date of each stock option, RSU and PRSU is the same as the date such award was approved by our compensation committee. None of our executive officers paid any amount to us as consideration for any award disclosed in this table.

(3) As discussed in the section of this proxy statement entitled "Plan-based Awards—Cash performance awards granted in fiscal 2011" above, Mr. Lowenstein's cash performance award for fiscal 2011 had an additional revenue oversight component with no target payment. The target amount reported for Mr. Lowenstein's cash performance award in the table above equals the $400,000 overall target payment for the components of the award linked to our overall corporate performance and Mr. Lowenstein's subjective individual performance goals plus a representative payment amount of $400,000 for the revenue oversight component of the award, based on the revenue we generated in fiscal 2010 from Mr. Lowenstein's key clients.

(4) As discussed in the section of this proxy statement entitled "Plan-based Awards—Cash performance awards granted in fiscal 2011" above, the maximum payment reported in the table above for Mr. Lowenstein's cash performance award includes the $650,000 maximum payment under the award's additional revenue oversight component.

(5) Amounts do not include any shares of our common stock issued in fiscal 2011 with respect to the vesting in fiscal 2011 of RSUs granted prior to fiscal 2011 to our executive officers under our long-term incentive program. These shares are reported in the "Option Exercises and Stock Vested during Fiscal 2011" table below. In addition, amounts do not include the shares of our common stock issued on March 5, 2012 with respect to the vesting of PRSUs based on fiscal 2011 performance granted on November 8, 2010 to our executive officers under our long-term incentive program. These shares, and the shares of our common stock potentially issuable under these PRSUs based on the outcome of these PRSUs' performance conditions as determined by our compensation committee on March 5, 2012, are reported in the "Outstanding Equity Awards at End of Fiscal 2011" table below. This determination by our compensation committee is discussed in this proxy statement under the heading "Option exercises and vesting of stock" below.

(6) The grant date fair values were computed in accordance with ASC Topic 718, excluding the estimated effect of any forfeitures, based on the closing market price of our common stock on the date of grant. In addition, the grant date fair values of the PRSUs were computed based on the probable outcome of the awards' performance conditions, and the grant date fair values of stock options were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected life—5 years; expected volatility—53.53%; risk-free interest rate—0.9%; and no expected dividends.

Outstanding equity awards. The following table provides information regarding outstanding equity awards held by our executive officers on December 31, 2011.

Outstanding Equity Awards at End of Fiscal 2011

		Option Awards				Stock Awards			
Name	Type of Award(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(9)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(10)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(11)
Paul Maleh	RS	—	—	—	—	1,596 (2)	31,665	—	—
	RS	—	—	—	—	15,671 (3)	310,913	—	—
	RS	—	—	—	—	1,570 (4)	31,149	—	—
	RS	—	—	—	—	12,717 (5)	252,305	—	—
	OPT	1,880	—	22.81	6/5/2013	—	—	—	—
	OPT	4,620	—	22.81	6/5/2013	—	—	—	—
	OPT	15,000	—	32.26	5/10/2014	—	—	—	—
	OPT	10,492	—	50.09	4/1/2015	—	—	—	—
	OPT	4,508	—	50.09	4/1/2015	—	—	—	—
	OPT-LT	4,977	14,932 (6)	21.43	11/8/2017	—	—	—	—
	OPT-LT	—	19,200 (7)	21.91	11/14/2018	—	—	—	—
	RSU	—	—	—	—	7,466 (6)	148,125	—	—
	RSU	—	—	—	—	9,600 (7)	190,464	—	—
	PRSU-PSN	—	—	—	—	12,343 (8)	244,885	—	—
	PRSU	—	—	—	—	—	—	16,000	317,440
Wayne Mackie	RS	—	—	—	—	798 (2)	15,832	—	—
	RS	—	—	—	—	785 (4)	15,574	—	—
	RS	—	—	—	—	4,891 (5)	97,037	—	—
	OPT	9,716	—	41.16	10/5/2015	—	—	—	—
	OPT	15,284	—	41.16	10/5/2015	—	—	—	—
	OPT-LT	1,866	5,600 (6)	21.43	11/8/2017	—	—	—	—
	OPT-LT	—	7,200 (7)	21.91	11/14/2018	—	—	—	—
	RSU	—	—	—	—	2,800 (6)	55,552	—	—
	RSU	—	—	—	—	3,600 (7)	71,424	—	—
	PRSU-PSN	—	—	—	—	4,628 (8)	91,820	—	—
	PRSU	—	—	—	—	—	—	6,000	119,040
Monica Noether . . .	RS	—	—	—	—	1,596 (2)	31,665	—	—
	RS	—	—	—	—	1,570 (4)	31,149	—	—
	RS	—	—	—	—	9,782 (5)	194,075	—	—
	OPT	1,701	—	13.75	5/30/2012	—	—	—	—
	OPT	7,500	—	22.81	6/5/2013	—	—	—	—
	OPT	1,353	—	32.26	5/10/2014	—	—	—	—
	OPT	8,647	—	32.26	5/10/2014	—	—	—	—
	OPT	6,276	—	50.09	4/1/2015	—	—	—	—
	OPT	3,724	—	50.09	4/1/2015	—	—	—	—
	OPT-LT	3,110	9,333 (6)	21.43	11/8/2017	—	—	—	—
	OPT-LT	—	12,000 (7)	21.91	11/14/2018	—	—	—	—
	RSU	—	—	—	—	4,666 (6)	92,573	—	—
	RSU	—	—	—	—	6,000 (7)	119,040	—	—
	PRSU-PSN	—	—	—	—	7,714 (8)	153,046	—	—
	PRSU	—	—	—	—	—	—	10,000	198,400
Arnold Lowenstein .	RS	—	—	—	—	1,596 (2)	31,665	—	—
	RS	—	—	—	—	1,256 (4)	24,919	—	—
	RS	—	—	—	—	7,826 (5)	155,268	—	—
	OPT	11,993	—	22.81	6/5/2013	—	—	—	—
	OPT	6,507	—	22.81	6/5/2013	—	—	—	—
	OPT	10,000	—	32.26	5/10/2014	—	—	—	—
	OPT	2,500	—	50.09	4/1/2015	—	—	—	—
	OPT	2,500	—	50.09	4/1/2015	—	—	—	—
	OPT-LT	1,866	5,600 (6)	21.43	11/8/2017	—	—	—	—
	OPT-LT	—	9,600 (7)	21.91	11/14/2018	—	—	—	—
	RSU	—	—	—	—	2,800 (6)	55,552	—	—
	RSU	—	—	—	—	4,800 (7)	95,232	—	—
	PRSU-PSN	—	—	—	—	4,628 (8)	91,820	—	—
	PRSU	—	—	—	—	—	—	8,000	158,720

(1) For purposes of this column, (a) "RS" means restricted stock granted under our 2006 equity incentive plan, but not our long-term incentive program, (b) "OPT" means a stock option granted under our 2006 equity incentive plan, but not our long-term incentive program, (c) "OPT-LT" means a stock option granted under our long-term incentive program and 2006 equity incentive plan, (d) "RSU" means time-vesting restricted stock unit award, measured in shares of our common stock, granted under our long-term incentive program and 2006 equity incentive plan, (e) "PRSU-PSN" means a performance share number, measured in shares of our common stock, potentially payable (subject to time-based vesting) pursuant to, and based on the outcome of the performance conditions of, a

performance restricted stock unit award with a performance period ending on or prior to the end of fiscal 2011, granted under our long-term incentive program and 2006 cash incentive plan, and (f) "PRSU" means a performance restricted stock unit award, measured in shares of our common stock, with a performance period ending after the end of fiscal 2011, granted under our long-term incentive program and 2006 equity incentive plan. The vesting of any portion of an RSU, or a PRSU's performance share number, is subject to the continued employment of the award recipient on the vesting date. Vested portions of any RSU, or any PRSU's performance share number, are payable, at our election, in cash, shares of our common stock granted under our 2006 equity incentive plan or a combination of the two.

(2) Vests on February 6, 2012.

(3) Vests on October 29, 2012.

(4) Vests in two equal annual installments beginning on February 24, 2012.

(5) Vests in three equal annual installments beginning on February 23, 2012.

(6) Vests in three equal annual installments beginning on November 8, 2012.

(7) Vests in four equal annual installments beginning on November 14, 2012.

(8) Represents performance share numbers, measured in shares of our common stock, potentially payable under, and based on the outcome of performance conditions of, PRSUs for fiscal 2011 performance granted to our executive officers on November 8, 2010. As further described in this proxy statement under the heading "Option exercises and vesting of stock" below, these performance share numbers were determined by our compensation committee on March 5, 2012. 25% of each of these performance share numbers vested on March 5, 2012 and were paid in shares of our common stock on that date. The remaining 75% of each of these performance share numbers will vest in three equal installments on the second, third and fourth anniversaries of November 8, 2010.

(9) The market values of these unvested shares of restricted stock, unvested RSUs and unvested PRSU performance share numbers are based on the closing market price of our common stock on December 30, 2011, the last trading date of fiscal 2011, of $19.84.

(10) Amounts represent the maximum number of shares of our common stock that can be issued under PRSUs based on our fiscal 2012 and 2013 performance granted on November 14, 2011 to each of our executive officers under our long-term incentive program and 2006 equity incentive plan. As described in the section of this proxy statement under the heading "Plan-based awards—LTIP awards granted in fiscal 2011" above, our compensation committee will determine the actual number of shares of our common stock potentially issuable in respect of these PRSUs based on the outcome of their performance conditions, or their "performance share numbers," in the first quarter of fiscal 2014. 50% of each of these performance share numbers will vest on the date of that determination, and the remaining 50% of each of these performance share numbers will vest in two equal installments on the third and fourth anniversaries of November 14, 2011.

(11) The market values of these PRSUs are based on the closing market price of our common stock on December 30, 2011, the last trading date of fiscal year 2011, of $19.84, assuming that the maximum number of shares of our common stock issuable under the PRSUs will be issued.

Option exercises and vesting of stock.   The following table provides information regarding the exercise by our executive officers during fiscal 2011 of stock options and the vesting during fiscal 2011 of our executive officers' restricted stock awards and time-vesting restricted stock unit awards or "RSUs." For each executive officer, the number of shares reported as having vested in fiscal 2011 under the heading "Number of Shares Acquired on Vesting" in the table below consists of (i) shares of restricted stock issued under our 2006 equity incentive plan, but not our long-term incentive plan, that vested on the following dates in fiscal 2011: February 6, 2011, February 16, 2011, February 23, 2011 and February 24, 2011, and (ii) shares of our common stock issued under our 2006 equity incentive plan upon the vesting on November 8, 2011 of RSUs issued under our long-term incentive program. In addition, the amount reported for our chief executive officer and president, Mr. Maleh, under the heading "Number of Shares Acquired on Vesting" in the table below includes 15,670 shares of our common stock issued under our 2006 equity incentive plan vested on October 29, 2011; these share were granted to Mr. Maleh in connection with his promotion on October 29, 2008 to chief operating officer.

The table below does not include any of the shares of common stock issued, on March 5, 2012, in respect of the vesting on that date of performance restricted stock unit awards, or "PRSUs," granted on November 8, 2010 to our executive officers under our long-term incentive program and 2006 equity incentive plan. These PRSUs were based on the performance over fiscal 2011 of our consolidated non-GAAP operating margin (excluding the impact of our NeuCo subsidiary and restructuring costs) and our consolidated non-GAAP annual revenue growth (excluding the impact of our NeuCo subsidiary and divestitures). The number of shares of our common stock potentially issuable under each of these PRSUs based on the outcome of the PRSU's performance conditions, or its "performance share number," ranged from a threshold of 50% of PRSU's target payment to a maximum of 125% of the PRSU's target payment. The threshold, target and maximum performance share numbers under these PRSUs were based on threshold, target and maximum performance of 8%, 10% and 12%, respectively, for our fiscal 2011 consolidated non-GAAP operating margin (excluding the impact of our NeuCo subsidiary and restructuring costs) and 4%, 8% and 14%, respectively, for our fiscal 2011 consolidated non-GAAP annual revenue growth (excluding the impact of our NeuCo subsidiary and divestitures). On March 5, 2012, our compensation committee determined that our fiscal 2011 consolidated non-GAAP operating margin (excluding the impact of our NeuCo subsidiary and restructuring costs) was approximately 9.8% and our fiscal 2011 consolidated non-GAAP annual revenue growth (excluding the impact of our NeuCo subsidiary and divestitures) was approximately 8.0% and, accordingly, that the performance share number payable under each of these PRSUs based on their payment matrix was 93% of the PRSU's target payment. 25% of each of these performance share numbers vested on March 5, 2012 and were paid in shares of our common stock on that date. The remaining 75% of each of these performance share numbers will vest in three equal installments on the second, third and fourth anniversaries of November 8, 2010. The vesting of any portion of a PRSU's performance share number is subject to the continued employment of the PRSU's recipient on the vesting date. Vested portions of a PRSU's payment share amount are payable, at our election, in cash, shares of our common stock granted under our 2006 equity incentive plan or a combination of the two. The shares of common stock issued pursuant to the vesting of these PRSUs are held subject to our stock ownership guidelines described in this proxy statement under the heading "Compensation discussion and analysis—Long-term equity incentive compensation—Stock ownership guidelines" above.

Option Exercises and Stock Vested during Fiscal 2011

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Paul Maleh	—	—	26,928	587,781
Wayne Mackie	—	—	4,709	112,028
Monica Noether	—	—	8,869	211,834
Arnold Lowenstein	14,784	163,363 (1)	7,438	178,910

(1) The value realized upon exercise is based on the difference between the market price of our common stock on the date of exercise, $25.08, and the exercise price of the exercised options, $14.03.

(2) The value realized on the vesting of shares of restricted stock and the issuance of share of our common stock with respect to the vesting of RSUs is based on the following closing market prices of our common stock on the respective dates of vesting or, where applicable, the last trading date before the vesting date: $23.12 on February 4, 2011, $24.95 on February 16, 2011, $25.11 on February 23, 2011, $25.36 on February 24, 2011, $20.46 on October 28, 2011, and $20.21 on November 8, 2011.

Potential payments upon termination or change in control. The agreements described below provide for payments to the applicable executive officer, as well as the acceleration of the vesting of certain equity awards held by the executive officer, in the event that the executive officer's employment with us is terminated in certain circumstances or that we undergo a change in control.

Letter agreement with Mr. Mackie.   We entered into a letter agreement with Mr. Mackie when he joined us on July 1, 2005. If Mr. Mackie's employment is terminated in connection with a "change of control," the agreement provides Mr. Mackie with a prorated portion of his target bonus for the year, one year's salary and full vesting of all stock options that have been awarded to him.

Under this letter agreement, a "change of control" is deemed to occur if: (1) we consummate a consolidation or merger where we are not the continuing or surviving corporation or our common stock is converted into cash, securities or other property, unless our shareholders immediately prior to the merger or consolidation have a majority of the combined voting power of the continuing or surviving corporation immediately after the merger, (2) we consummate any sale, lease, exchange or other transfer of all, or substantially all, of our assets, (3) our shareholders approve our complete liquidation or dissolution, (4) any person becomes the beneficial owner of securities representing a majority of the combined voting power of our then outstanding securities, or (5) during any year, individuals who at the beginning of such year constitute our entire board of directors shall cease for any reason to constitute a majority of our board of directors unless the election, or the nomination for election by our shareholders, of each new director was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of the year.

Cash incentive plan.   As discussed in this proxy statement under the heading "Executive compensation—Plan-based awards" above, in fiscal 2011, each of our executive officers was awarded a cash performance award for fiscal 2011 performance under our cash incentive plan. Under this plan, upon the occurrence of a "change of control," each of these awards is paid out as if the effective date of the change of control were the last day of the applicable performance period and all performance goals had been attained, unless provision is made in connection with the change of control for (1) the assumption of all previously granted awards or (2) the substitution of such performance awards with commensurate new awards covering stock of the successor corporation or its parent or subsidiary.

Under our cash incentive plan, "change of control" means (1) we merge with or into or consolidate with another corporation, unless our outstanding voting securities immediately prior to the change of control continue to represent, either by remaining outstanding or conversion into voting securities of the entity surviving the change of control, at least 50% of our combined voting power or of the combined voting power of the entity surviving the change of control; or (2) we liquidate or sell substantially all of our assets.

Stock option agreements.   As discussed in this proxy statement under the headings "Executive compensation—Plan-based awards" and "Executive compensation—Outstanding equity awards" above, as of the last business day of fiscal 2011, each of our executive officers held unvested stock options issued under our 2006 equity incentive plan and our long-term incentive program. Each of the stock options granted under our long-term incentive program is subject to a stock option agreement, which provides for the full vesting of all unvested stock options subject to the agreement on the applicable executive officer's death or termination of providing services for us due to disability (as determined by us in our sole discretion).

Restricted stock and restricted stock unit agreements.   As discussed in this proxy statement under the headings "Executive compensation—Plan-based awards" and "Executive compensation—Outstanding equity awards" above, as of the last business day of fiscal 2011, each of our executive officers held unvested shares of restricted stock and unvested time-vesting restricted stock unit awards, or "RSUs," issued under our 2006 equity incentive plan and, in some cases, our long-term incentive program. Each of these grants is subject to a restricted stock agreement or a restricted stock unit agreement, as applicable. Each of these agreements provide for the full vesting of all unvested restricted shares or RSUs subject to the agreement on the applicable executive officer's death or termination of providing services for us due to disability (as determined by us in our sole discretion).

Restricted stock unit for performance agreements. As discussed in this proxy statement under the headings "Executive compensation—Plan-based awards" and "Executive compensation—Outstanding equity awards" above, as of the last business day of fiscal 2011, each of our executive officers held unvested performance restricted stock unit awards, or "PRSUs," issued under our 2006 equity incentive plan and our long-term incentive program. Each of these grants is subject to a restricted stock unit for performance agreement that provides for acceleration of vesting on the applicable executive officer's death or termination of providing services for us due to disability (as determined by us in our sole discretion). For a PRSU for which the number of shares potentially issuable based on the outcome of the PRSU's performance conditions, or "performance share number," has not yet been determined, the amount accelerated is the prorated target performance share number under the PRSU based on the relative length of the period between the beginning of the award's service period and the date of the executive officer's death or disability compared to the length of the award's performance period. For a PRSU for which the performance share number has been determined, the amount accelerated is the then unvested portion of the performance share number.

The table below summarizes the payments that our executive officers would receive, as well as the value of the acceleration of the vesting of equity awards held by them, under the agreements described above in connection with certain hypothetical terminations or changes in control as of December 30, 2011, the last business day of fiscal 2011. This table assumes that the hypothetical change in control would be a "change of control" for purposes of the letter agreement with Mr. Mackie and our cash incentive plan, that the applicable cash performance awards would not be assumed or substituted for in the change in control, and that, unless expressly indicated, our executive officers would not be terminated in connection with the change in control. This table also assumes that the hypothetical disability would be a disability for purposes of our stock option agreements, restricted stock agreements, restricted stock unit agreements and restricted stock unit for performance agreements.

Potential Payments Upon Termination or Change in Control as of 12/30/2011

	Base Salary ($)	Management Performance Award ($)(1)	Stock Options ($)(2)	Restricted Stock ($)(3)	Restricted Stock Units ($)(4)	Performance Restricted Stock Units ($)(5)(6)	Total Payment in Termination or Change in Control ($)
Paul Maleh							
Change in Control	—	800,000	—	—	—	—	800,000
Death/Disability	—	—	0	626,032	338,589	244,885	1,209,506
Wayne Mackie							
Change in Control	—	250,000	—	—	—	—	250,000
Terminated in Change in Control	375,000	250,000	0	—	—	—	625,000
Death/Disability	—	—	0	128,443	126,976	91,820	347,240
Monica Noether							
Change in Control	—	600,000	—	—	—	—	600,000
Death/Disability	—	—	0	256,889	211,613	153,046	621,548
Arnold Lowenstein							
Change in Control	—	400,000	—	—	—	—	400,000
Death/Disability	—	—	0	211,852	150,784	91,820	454,455

(1) Amounts represent target payouts under cash performance awards for fiscal 2011 performance granted to each of our executive officers on March 22, 2011. The amounts actually earned on these awards were determined by our compensation committee on March 5, 2012, and are reported in

the "Summary Compensation Table for Fiscal 2011" above under the heading "Non-Equity Incentive Plan Compensation."

(2) Amounts represent the value of full acceleration of vesting of stock options granted under our long-term incentive program, pursuant to our 2006 equity incentive plan, and held by the applicable executive officer as of the last business day of fiscal 2011. These unvested stock options are reported as awards of type "OPT-LT" in the "Outstanding Equity Awards at End of Fiscal 2011" table above under the heading "Number of Securities Underlying Unexercised Options (#) Unexercisable." The value of this acceleration is $0 because each of the respective exercise prices of these stock options ($21.43 and $21.91) are greater than the closing market price of our common stock on December 30, 2011, the last business day of fiscal 2011, of $19.84.

(3) Amounts represent the value of the full acceleration of vesting of shares of restricted stock granted under our 2006 equity incentive plan and held by the applicable executive officer as of the last business day of fiscal 2011. These unvested shares of restricted stock are reported as awards of type "RS" in the "Outstanding Equity Awards at End of Fiscal 2011" table above under the heading "Number of Shares or Units of Stock That Have Not Vested." The value of this acceleration was determined based on the closing market price of our common stock on December 30, 2011, the last business day of fiscal 2011, of $19.84.

(4) Amounts represent the value of the full acceleration of vesting of RSUs granted under our 2006 equity incentive plan and our long-term incentive program and held by the applicable executive officer as of the last business day of fiscal 2011. These unvested RSUs are reported as awards of type "RSU" in the "Outstanding Equity Awards at End of Fiscal 2011" table above under the heading "Number of Shares or Units of Stock That Have Not Vested." The value of this acceleration was determined based on the closing market price of our common stock on December 30, 2011, the last business day of fiscal 2011, of $19.84.

(5) Amounts represent the value of the full acceleration of vesting of performance shares numbers potentially payable with respect to PRSUs with performance periods ending on or prior to the end of fiscal 2011 granted to under our 2006 equity incentive plan and our long-term incentive program, and held by the applicable executive officer as of the end of fiscal 2011. These unvested PRSU performance share numbers are reported as awards of type "PRSU-PSN" in the "Outstanding Equity Awards at End of Fiscal 2011" table above under the heading "Number of Shares or Units of Stock That Have Not Vested." The value of this acceleration was determined based on the closing market price of our common stock on December 30, 2011, the last business day of fiscal 2011, of $19.84.

(6) The death or disability of an executive officer on December 30, 2011 would not result in the acceleration of any portion of the PRSUs for fiscal 2012 and 2013 performance granted on November 14, 2011 to each of our executive officers under our 2006 equity incentive plan and our long-term incentive program because all of the performance period of these PRSUs occurs after December 30, 2011.

Compensation policies and practices as they relate to risk management

Our compensation committee has reviewed our incentive compensation programs, discussed the concept of risk as it relates to our compensation programs, and considered various mitigating factors. Based on these reviews and discussions, the committee does not believe that our compensation programs encourage excessive or inappropriate risk-taking. Some of the reasons leading to the committee's conclusion are as follows:

- The compensation we pay to our executive officers and key employees consists of both fixed and variable components. The fixed portion is designed to provide a steady income regardless of our stock's performance, so that these employees do not focus solely on our stock's performance to the detriment of other important business metrics. The equity compensation paid to our executive officers and key employees through our long-term incentive program is designed to reward long-term performance. For example, the stock options and restricted stock unit awards granted under our long-term incentive program vest in equal annual installments over a period of four years, and the performance restricted stock unit awards are linked to our performance over periods of one to four years. The proportions of salary and equity compensation are designed to ensure that our executives and key employees are properly motivated without being encouraged to take unnecessary or excessive risks.

- The performance criteria underlying the performance restricted stock unit awards granted to our executive officers and key employees under our long-term incentive program are based on non-GAAP performance criteria related to our consolidated or EME, as applicable, net revenue growth and average operating margin, which encourages these employees to focus on growth and efficiency, and discourages risk-taking focused on improving only one of these measures of our performance because such a focus would ultimately harm our stock price and thus the value of their equity awards. There is no payment under any of these awards if the award's threshold performance levels are not achieved, and each award contains a pre-determined maximum payment, which mitigates risk by making it less likely that the payout on any given award will not correspond to commensurate performance. Finally, the performance criteria applicable to performance restricted stock unit awards under our long-term incentive program apply to all of our executive officers and our key employees eligible for the program, creating a consistent compensation risk profile across our business.

- The financial performance criteria underlying the cash performance awards granted to our executive officers under our cash incentive plan are based on our non-GAAP net revenue and earnings before interest and taxes, which encourages our executive officers to focus on growth and efficiency. These awards have pre-determined maximum payouts and use a relatively flat one-to-one leverage curve for adjusting the payments under the awards for performance that misses or exceeds the awards' performance targets, which reduces the risk that payouts under the awards will not correspond to commensurate performance. Most important, our compensation committee can exercise its discretion to reduce or eliminate the payment made under any of these awards, regardless of the amount resulting from the award's payment formula.

- We have adopted stock ownership guidelines with respect to equity awards made under our long-term incentive program, which further motivates our executives and key employees to consider our long-term performance.

- Our compensation committee has generally followed a practice of making all equity awards to our executive officers on a single date each year, so the equity component of our compensation program cannot be timed or coordinated with the release of material information.

- Except for the 30% component of the cash performance awards granted to our executive officers other than our chief executive officer tied to subjective individual performance goals, the cash performance awards granted to our executive officers under our cash incentive plan and the performance restricted stock units awards granted to our executive officers under our 2006 equity incentive plan and long-term incentive program are designed to be "qualified performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, which preserves the deductibility of the amounts payable under them. The outcome and payments of these awards must be certified to, and approved by, our compensation committee.

- Our compensation committee has sought and received the advice of an independent compensation consultant regarding certain of our compensation practices and policies and the structure and design of our executive officer and key employee compensation programs.

PROPOSAL TWO:
ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act added Section 14A to the Securities Exchange Act of 1934, which requires that we provide our shareholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the compensation of our executives officers as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K (including in the compensation discussion and analysis, compensation tables and accompanying narrative disclosures). This advisory vote is commonly referred to as a "say-on-pay" vote. At the special meeting in lieu of annual meeting of our shareholders held on May 18, 2011, a majority of our shareholders voted, on an advisory basis, in favor our holding a say-on-pay vote on an annual basis and, as reported in our current report on Form 8-K filed on May 20, 2011, our board of directors has decided to hold a say-on-pay vote every year until the next required advisory vote on the frequency of the say-on-pay vote at the 2017 annual meeting of our shareholders. Accordingly, our next say-on-pay vote will occur at the 2013 annual meeting of our shareholders (or any special meeting held in lieu thereof).

As described in greater detail in the section of this proxy statement entitled "Compensation discussion and analysis—Executive summary" above, we seek to closely align the interests of our executive officers with the interests of our shareholders. Our compensation committee has carefully designed our executive compensation program to provide competitive compensation to our executive officers that rewards them for the achievement of short-term and long-term strategic and operational goals, and the achievement of increased total shareholder return, while at the same time avoiding encouraging unnecessary or excessive risk-taking. We encourage you to carefully review the compensation discussion and analysis above for a complete discussion of the factors underlying the structure of our executive compensation program.

We are asking you to indicate your support for the compensation of our executive officers as described in this proxy statement. The vote on this proposal is not intended to address any specific element of compensation, but rather relates to the overall compensation of our executive officers, as described in this proxy statement pursuant to Item 402 of Regulation S-K (including in the compensation discussion and analysis, compensation tables and accompanying narrative disclosures).

This vote is advisory, which means that the vote on executive compensation is not binding on us, our board of directors or our compensation committee. Nonetheless, our compensation committee will consider the outcome of the vote in deciding whether to take any action as a result of the vote and when making future compensation decisions for our executive officers. A majority of the votes properly cast at the special meeting will be necessary to approve this proposal.

Accordingly, we are asking our shareholders to vote for the following resolution at the special meeting:

"RESOLVED, that, on an advisory basis, the compensation paid to our executive officers, as disclosed in the proxy statement filed by CRA International, Inc. on April 27, 2012, pursuant to Item 402 of Regulation S-K (including in the compensation discussion and analysis, compensation tables and accompanying narrative disclosures) be, and it hereby is, approved."

Our board of directors recommends that you vote <u>FOR</u> the approval, on an advisory basis, of the compensation paid to our executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K.

PROPOSAL THREE:
AMENDMENTS TO OUR 2006 EQUITY INCENTIVE PLAN

Summary

Proposal Three concerns the approval of certain amendments to our 2006 equity incentive plan.

Our board of directors has adopted, subject to approval by our shareholders, an amendment to our 2006 equity incentive plan that increases the maximum number of shares of our common stock issuable under the plan by 2,500,000 shares. Accordingly, our board of directors is submitting this amendment to our shareholders for approval.

Our board of directors recommends that our shareholders approve Proposal Three. Our board of directors has reviewed a range of projections for future equity awards, which indicates that the current number of shares of common stock issuable under our 2006 equity incentive plan will be insufficient for maintaining equity awards as a core component of our long-term incentive program. As of March 31, 2012, the number of shares available for issuance under the plan was 123,910. We believe that if our shareholders do not adopt the proposed increase to the number of shares issuable under our 2006 equity incentive plan, our ability to attract, retain, and motivate our key revenue generators and senior leaders will be impaired because we will not have a sufficient number of shares to make appropriate grants to them under our long-term incentive program. We believe that compensating our senior leaders and key generators with equity grants made under our long-term incentive program is important because it motivates them to consider our long-term growth and profitability, thereby aligning their interests with the interests of our shareholders. Accordingly, our long-term incentive program is a cornerstone of our overall pay-for-performance philosophy. For more information regarding our long-term incentive program, see the sections of this proxy statement under the heading "Executive Compensation—Compensation discussion and analysis" and "Executive Compensation—Plan-based awards—Long-term incentive program" above.

A majority of the votes properly cast at the 2012 special meeting in lieu of annual meeting of our shareholders will be necessary to approve Proposal Three. If our shareholders do not approve Proposal Three at the 2012 special meeting, the maximum number of shares of common stock issuable under our 2006 equity incentive plan will not be increased.

Our 2006 equity incentive plan, amended as set forth in this Proposal Three, is summarized in this proxy statement under the heading "Summary of our 2006 equity incentive plan, as amended" below. The full text of the plan, as so amended, is attached as Annex A.

Reasons underlying Proposal Three

Our board of directors recommends that our shareholders approve the proposed amendment to our 2006 equity incentive plan, which increases the maximum number of shares of our common stock issuable under the plan by 2,500,000 shares, so that we can continue to provide equity awards to our key revenue generators and our senior leaders pursuant to our long-term incentive program, as described below. Without an increase to the number of shares issuable under the plan, there will not be enough shares available to maintain equity as a core component of our compensation program.

In 2009, in order to align the interests of our key revenue generators and our senior leaders with our growth strategy and the interests of our shareholders, our compensation committee adopted our long-term incentive program, or "LTIP," for our largest revenue generators and our senior leadership team. The LTIP is a cornerstone of our overall pay-for-performance compensation philosophy.

As described under the heading "Executive Compensation—Plan-based awards" above, the LTIP operates by setting a framework for the grant of equity awards under our 2006 equity incentive plan.

Each equity award granted under our 2006 equity incentive plan pursuant to the LTIP is currently comprised of the following mix of equity vehicles, all of which vest over a four-year period:

- performance restricted stock unit awards, or "PRSUs," vesting based upon the achievement of predetermined performance goals and continued service over a four-year period (40% of the equity award value, based on target performance),

- stock options vesting based on continued service over a four-year period, which only deliver value to recipients to the extent that our stock price appreciates after the date grant (30% of the equity award value, with each share subject to the stock option treated as one-half of a share for these purposes), and

- restricted stock unit awards, or "RSUs," vesting based on continued service over a four-year period (30% of the equity award value).

As discussed in more detail in this proxy statement under the heading "Executive Compensation— Compensation discussion and analysis" above, we believe that the different types of equity awards granted under the LTIP work together to achieve the program's primary objectives, namely to:

- directly align a significant portion of the total compensation of our executive officers, other senior leaders and key revenue generators with the delivery of future value to our shareholders;

- focus our executive officers, other senior leaders and key revenue generators on performance by directly linking their compensation to the achievement of predetermined performance goals and shareholder returns;

- provide a competitive compensation program that has significant retention value to motivate our executive officers, other senior leaders and key revenue generators to stay with us; and

- promote top line and bottom line growth.

More specifically, equity grants under our long-term incentive program include stock options because they motivate our executive officers to increase shareholder value. The four-year vesting schedule applicable to the stock options granted under our long-term incentive program provides long-term retention value. Stock options granted under our shareholder-approved 2006 equity incentive plan are also efficient from a tax perspective because the compensation they provide is not subject to the deductibility limitations of Section 162(m) of the Internal Revenue Code. RSUs are included in the equity grants made under our long-term incentive program because their value is directly based on the value of our common stock, so RSUs directly align the interests of our executive officers and our shareholders. The four-year vesting schedule applicable to RSUs granted under our long-term incentive program provides long-term retention value that is less dependent on our stock price than the retention value of stock options, which may be reduced if our stock price drops below the stock options' exercise price. Because RSUs vest based on time, not performance, the compensation they provide is subject to the deductibility limitations of Section 162(m). PRSUs are included in the equity grants made under our long-term incentive program because the value of the award is based on our performance, over a period of one fiscal year or more, enabling us to provide longer-term compensation that motivates our executive officers to increase our profitability and our growth, and to increase shareholder value. The PRSUs granted under our long-term incentive program also provide long-term retention value because the performance share number earned based upon the outcome of a PRSU's performance conditions is subject to further time-based vesting, so the entire award is paid over a four-year vesting period, regardless of the length of the PRSU's performance period. PRSUs granted under our shareholder-approved 2006 equity incentive plan are also efficient from a tax perspective because the compensation they provide is not subject to the deductibility limitations of Section 162(m) of the Internal Revenue Code. These stock options and shares of common stock issued pursuant to the vesting of these RSUs and PRSUs further align the interests of our executive officers and our shareholders because they are held subject to our stock ownership guidelines described in this proxy statement under heading "Executive Compensation—Compensation discussion and analysis—Equity Incentive Compensation—Stock ownership guidelines" above. The stock ownership guidelines under the LTIP have been set at targeted holdings of equity valued at 400% of base salary for our client executive officer, 300% of base salary for our other executive officers, and 140% of base salary for all other LTIP participants.

The LTIP and our 2006 equity incentive plan (under which the equity components of LTIP awards are granted) have a number of shareholder-friendly provisions, including:

- the requirement that any increase in the number of shares subject to the 2006 equity plan must be approved by our shareholders;

- stock ownership guidelines, which limit participants from exercising stock options granted under the LTIP or selling and transferring shares issued with respect to RSUs and PRSUs granted under the LTIP until threshold levels of ownership are met, in order to further promote the long-term nature of the program and alignment with shareholder values;

- all PRSUs, RSUs and stock options are subject to vesting over a four-year period; and

- a prohibition on repricing stock options without shareholder approval.

In 2010, shareholders approved an increase of the number of shares issuable under our 2006 equity incentive plan of 1,464,000 shares, which was intended to cover equity awards granted during our 2010 and 2011 fiscal years. In fiscal 2010 and 2011, we granted an aggregate of 1,418,421 shares under our LTIP as counted under our 2006 equity incentive plan, which counts each share of common stock potentially issuable under an RSU or a PRSU as 1.83 shares and counts the number of shares potentially issuable under a PRSU under the assumption that the PRSU's maximum performance level is achieved. During the 2010 and 2011 fiscal years, we partially offset the dilution resulting from the issuance of these LTIP awards, which correspond to the issuance of 893,386 common stock share equivalents ignoring the plan's 1.83 counting factor and counting PRSUs based on target performance, by repurchasing an aggregate of 622,823 shares of our common stock in open market repurchases under our corporate buyback program (which does not include purchases of stock from our employees pursuant to the exercise of rights of first refusal or the acceptance of shares of stock in lieu of tax withholdings). With the two-year period intended to be covered by the 2010 share increase having lapsed, as of March 31, 2012, the number of shares of common stock available for issuance under our 2006 equity incentive plan was 123,910.

Equity awards have comprised 100% of awards under the LTIP since its adoption in 2009, as described above. However, based on estimates reviewed by our board of directors in early 2012, without shareholder approval to increase the maximum number of shares available for issuance under our 2006 equity incentive plan, we will be unable to retain equity awards at the core of the LTIP. The recommended increase of 2,500,000 shares is intended to ensure sufficient shares are available to maintain equity awards pursuant to the current LTIP as a primary element of our compensation program for fiscal 2012, fiscal 2013 and fiscal 2014. This recommended increase reflects estimates for LTIP awards over these fiscal years that are consistent with our current LTIP vehicle mix, assuming the following: (1) conservative growth estimates for aggregate participation and aggregate target grant values (between 0% and 10% per year); (2) PRSUs being subject to a maximum payout of between 125% and 200% of their target payments; and (3) our 2006 equity incentive plan maintaining the 1.83 rate at which each share of common stock potentially issuable under an RSU or a PRSU counts against the plan.

We are requesting an increase of 2,500,000 shares available for issuance under our 2006 equity incentive plan so that the plan can accommodate these projected LTIP awards, as well as a relatively small reserve. We believe that if our shareholders do not adopt the proposed increase to the number of shares issuable under our 2006 equity incentive plan, our ability to attract, retain, and motivate our key revenue generators and senior leaders will be impaired because we will not have a sufficient number of shares to make appropriate grants to them under our long-term incentive program. We believe that compensating our senior leaders and key generators with equity grants made under our long-term incentive program is important because it motivates them to consider our long-term growth and profitability, thereby aligning their interests with the interests of our shareholders. Accordingly, our long-term incentive program is a cornerstone of our overall pay-for-performance philosophy.

Based on our weighted-average fully diluted shares outstanding for the fourth quarter of fiscal 2011 of approximately 10.636 million shares, the resulting expected share dilution from the issuance of LTIP awards over fiscal 2012, 2013 and 2014 corresponding the proposed increase of 2,500,000 in the number of shares under our 2006 equity incentive plan (assuming a maximum payment of 150% of the target payment is made under each PRSU) would be approximately 5.1% for the first fiscal year, 9.7% over the first two fiscal years, and 13.9% over the three fiscal year period, resulting in a three-year average dilution rate of approximately 4.6% for fiscal years 2012, 2013 and 2014.

Shareholder approval of any increase to the maximum number of shares of our common stock issuable under our 2006 equity incentive plan has certain tax benefits. Our 2006 equity incentive plan allows us to award "incentive stock options," which receive favorable tax treatment under the Internal Revenue Code. The stock option grants under our 2006 equity plan that are enabled by the proposed increase of the maximum number of shares available for issuance under the plan cannot qualify as incentive stock options unless the increase is approved by our shareholders. Additionally, in order for any grant of PRSUs and other performance awards enabled as a result of the proposed increase to qualify as "qualified performance-based compensation" under Section 162(m) of the Internal Revenue Code, the share increase must be approved by a majority vote of our shareholders. The qualification of these awards as qualified performance-based compensation benefits us and our shareholders by preserving the deductibility of the amounts paid to our executive officers under the awards.

Finally, we, as an issuer listed on the Nasdaq Global Select Market, are required by the rules of the NASDAQ Stock Market to seek shareholder approval of any material amendment to any stock option or purchase plan or other equity compensation arrangement under which our executive officers, non-employee directors, or other employees may acquire shares of our common stock.

Our board of directors recommends that you vote <u>FOR</u> the proposal to approve the amendments to our 2006 equity incentive plan.

Summary of our 2006 equity incentive plan, as amended

The following is a summary of the material features of our 2006 equity incentive plan, amended as set forth in Proposal Three. The full text of the plan, as so amended, is attached as <u>Annex A</u>.

Purpose of the plan. The purpose of our 2006 equity incentive plan is to provide additional incentive to our directors, officers, key employees and independent contractors, including those of our subsidiaries. We believe the grant of equity-based and performance-based awards under the plan will provide recipients with a long-term interest in our growth and success. Specifically, we intend the grant of equity-based and performance-based awards under the plan to provide additional incentive by giving recipients the opportunity to acquire a proprietary interest, or increase their existing proprietary interest, in our firm by acquiring shares of our common stock or otherwise receiving compensation based on our value or increases in our value.

Types of awards authorized by the plan. Our 2006 equity incentive plan authorizes the grant of the following types of incentive and performance awards:

- options to purchase shares of our common stock intended to qualify as incentive stock options, as defined in Section 422 of the Internal Revenue Code;

- nonqualified options, which do not qualify as incentive stock options;

- restricted stock awards consisting of shares of our common stock subject to restrictions;

- restricted stock unit awards consisting of the contractual right to receive shares of common stock in the future contingent upon the completion of service and/or the achievement of performance or other objectives;

- performance awards consisting of the right to receive payment of cash and/or shares of our common stock upon the achievement of predetermined performance targets; and

- other stock-based awards in the form of stock purchase rights, awards of shares of our common stock, and awards valued in whole or in part by or otherwise based on our common stock.

Shares subject to the plan.   All of the shares issued under our 2006 equity incentive plan or by which awards granted under the plan are measured are shares of our authorized but unissued common stock. The maximum number of shares issuable under the plan is 5,674,000, consisting of (1) 500,000 shares initially reserved for issuance under our 2006 equity incentive plan, (2) 1,000,000 shares that either remained for future awards under our 1998 incentive and nonqualified stock option plan on April 21, 2006, the date our shareholders initially approved our 2006 equity incentive plan, or were subject to stock options issued under the 1998 incentive and nonqualified stock option plan that were forfeited or terminated after April 21, 2006, (3) 210,000 shares approved by our shareholders at the 2008 annual meeting of our shareholders, (4) 1,464,000 shares approved by our shareholders at the 2010 special meeting in lieu of annual meeting of our shareholders, and (5) the 2,500,000 share increase being requested under this Proposal Three. If, prior to the 2102 special meeting in lieu of annual meeting of our shareholders, we determine that we will not use all of the additional 2,500,000 shares that we are requesting our shareholders approve under Proposal Three, we will update you by filing a Form 8-K providing such information.

Each share of stock issued pursuant to an award granted on or after April 30, 2010 under the plan, other than a stock option, counts as 1.83 shares against the maximum number of shares issuable under our 2006 equity incentive plan, as does any restricted stock unit or other performance award granted on or after April 30, 2010 under the plan to the extent that shares of our common stock are used for measurement purposes. This "fungibility ratio" with respect to shares of stock issued pursuant to awards granted under the plan, other than stock options, and restricted stock unit and other performance awards granted under the plan to the extent that shares of our common stock are used for measurement purposes is 2.2, for grants made on or after March 12, 2008 and before April 30, 2010, and 1.8, for grants made before March 12, 2008. The plan adjusts the maximum number of shares issuable under the plan if we effect a capital readjustment or pay a stock dividend without receiving compensation in return. Whenever any outstanding award under the plan expires or terminates other than by exercise or payment in shares of our common stock, the corresponding shares of common stock may again be the subject of plan awards.

Upon granting an award under our 2006 equity incentive plan, we may retain an option to repurchase shares issued under the award and/or a right of first refusal upon the subsequent transfer of such shares at the discretion of the plan administrator. The plan administrator may also require the award recipient to agree to enter into a standard "lock-up agreement," which would prevent the recipient from disposing of any shares issued under the award for a period of not more than 180 days following the effective date of our registering any of our securities with the Securities and Exchange Commission.

The last sales price of our common stock on April 9, 2012, as reported on the NASDAQ Global Select Market, was $23.27 per share.

Administration of the plan.   Our 2006 equity incentive plan is administered by the plan administrator, which consists of our board of directors or, if appointed by our board, a committee consisting of at least two "disinterested directors," as defined in the plan. Our compensation committee is currently the plan administrator. Except as specifically reserved to our board under the terms of the plan, the plan administrator has full and final authority to operate, manage and administer the plan on our behalf. Action by the plan administrator requires the affirmative vote of a majority of all members of the plan administrator. The plan authorizes the plan administrator to construe and interpret the plan and the awards granted under the plan; to establish, amend and revoke rules and regulations for the administration of the plan; to change any outstanding award granted under the plan; and, generally, to exercise the powers and to perform the acts that the plan administrator believes are necessary or expedient to promote our best interests with respect to the plan.

Eligibility.   Under our 2006 equity incentive plan, we may only grant incentive stock options to our officers and other employees and to the officers and employees of our subsidiaries. We may grant any other type of awards to our officers and other employees, the officers and employees of our subsidiaries, non-employee directors, and independent contractors who render services to us or any of our subsidiaries. A person is an employee for the purposes of the plan if he or she is employed by, or provides independent contractor services as a consultant or advisor to, us or one of our subsidiaries. Except with respect to the non-discretionary awards of restricted stock to non-employee directors described below, the plan administrator selects the persons to whom awards are to be granted and prescribes the terms, conditions, restrictions, if any, and provisions of each award, subject to the provisions of the plan.

As of March 31, 2012, six non-employee directors, approximately 707 officers and other employees, and our outside consultants, including our approximately 40 outside consultants who consult exclusively for us, were eligible to participate in our 2006 equity incentive plan.

Limitations on awards.   The maximum aggregate number of shares of common stock that may be subject to awards granted under our 2006 equity incentive plan to a single recipient in any calendar year is 150,000. Shares subject to awards granted in a calendar year count towards this maximum even if they are subsequently forfeited, cancelled or terminated. Any reduction of the purchase price of shares subject to a stock option awarded under the plan is treated as a cancellation of the original award and the grant of a new award. Consequently, the shares subject to the original and new awards each count toward this calendar year maximum.

Automatic restricted stock awards to non-employee directors.   Each of our non-employee directors will automatically be granted an award of restricted stock, vesting in four equal annual installments beginning on the first anniversary of the date of grant, in an amount determined by our board of directors, in each of the following circumstances:

• the non-employee director joins or is re-elected to the board of directors at or subsequent to our annual meeting of shareholders; and

• the non-employee director's term of office does not expire at, and the non-employee director remains a director after, an annual meeting of our shareholders or a special meeting in lieu of an annual meeting of our shareholders.

The restricted stock grants to be made in connection with each annual meeting or special meeting held in lieu thereof will be for shares of our common stock having a value on the date of grant of $75,000, based on the closing price of our common stock on the date of grant.

Awards contingent upon performance. In any agreement for a performance award or an award of restricted stock or restricted stock units based on performance granted to a "covered employee" as defined in Section 162(m) of the Internal Revenue Code, the plan administrator will designate the relevant performance factors and the specific goals applicable to each selected performance factor.

Effectiveness; amendment; termination. Our 2006 equity incentive plan became effective on April 21, 2006. The increase of the maximum number of share issuable under the plan as set forth in this Proposal Three will become effective if and when approved by our shareholders. We may not grant any award under the plan after April 21, 2016. The plan will terminate when the maximum number of shares issuable under the plan, counted as described above, has been reached or upon its earlier termination by our board of directors. Our board may terminate or amend the plan in its sole discretion, unless applicable law or regulation requires shareholder approval.

Effect on our other incentive plans. Following the approval of our 2006 equity incentive plan by our shareholders, we stopped granting options under our 1998 incentive and nonqualified stock option plan, including the UK approved part of that plan, as well as our 2004 nonqualified inducement stock option plan. All unexpired awards under these plans continue in full force and operation except as they may be exercised, be terminated or lapse, by their own terms and conditions. Our 2006 equity incentive plan does not limit our board of directors from adopting other incentive arrangements, such as our cash incentive plan and our long-term incentive program.

Stock options. The terms applicable to stock options granted under the plan are as follows.

General.

The plan administrator may award both incentive stock options and nonqualified options on such terms, conditions and restrictions it establishes and sets forth in a written option agreement.

Purchase price.

The plan administrator determines the purchase price for each option awarded under our 2006 equity incentive plan at the time of grant. The purchase price must be at least the fair market value, or in the case of an incentive stock option awarded to a shareholder possessing more than 10% of the total voting power of all classes of our stock or the stock of any of our subsidiaries, 110% of the fair market value, of the underlying shares of our common stock on the date of the option's grant.

Repricing.

The plan administrator may reduce the exercise price of any outstanding stock option issued under our 2006 equity incentive plan only with the approval of our shareholders.

Exercise.

Upon granting an option under our 2006 equity incentive plan, the plan administrator determines the terms and conditions upon which the option will become exercisable. The holder of an option awarded under the plan that is at least in part exercisable may exercise that portion, in whole or in part, by delivering to us written notice and the appropriate payment. Payment may be made by cash or check, or with the consent of the plan administrator, by:

- shares of our common stock;
- delivery to us of sale or loan proceeds;
- other consideration acceptable to the plan administrator; or
- a combination of the foregoing methods.

Transferability.

Options awarded under our 2006 equity incentive plan are not transferable other than by will or under the laws of descent and distribution, except the plan administrator may permit the original recipient to transfer or assign a nonqualified option for no consideration to:

- any member of the recipient's immediate family, which for the purposes of the plan, includes only the recipient's parents, spouse, children and grandchildren;

- any trust solely for the benefit of the recipient's immediate family;

- any partnership, if all its partners are members of the recipient's immediate family; or

- any limited liability company or corporate entity, if all its members or equity owners are members of the recipient's immediately family.

The transferee or assignee of a nonqualified option will be subject to all of the option's terms and conditions existing at the time of the option's transfer or assignment and to any additional conditions prescribed by the plan administrator.

Expiration; termination.

Any option awarded under our 2006 equity incentive plan expires on the date set forth in the option agreement, which may not be later than the seventh, or in the case of an incentive stock option awarded to a shareholder possessing more than 10% of the total voting power of all classes of our stock or the stock of our subsidiaries, the fifth, anniversary of the option's grant. Except as the plan administrator otherwise determines, either in connection with the relevant option award or otherwise, options awarded under the plan terminate on the earlier of:

- the option's stated expiration date;

- the termination of the option recipient's employment or service relationship for cause; or

- thirty days after termination of the option recipient's employment or service relationship either without cause or voluntarily by the recipient, other than as a result of the recipient's death or retirement in good standing for reasons of age or disability under our then-established rules.

A recipient may exercise an option in the thirty-day period described above only to the extent the option has vested at the time the recipient's employment or service relationship terminates.

The plan administrator may, but need not, provide that an option received by a non-employee under our 2006 equity incentive plan terminates upon the termination of the non-employee's provision of services whether for cause or otherwise.

Our 2006 equity incentive plan defines cause as:

- any material breach by the option recipient of any agreement to which we and the recipient are both parties;

- any act or omission to act by the option recipient that may have a material and adverse effect on our business or the business of one of our subsidiaries or on the option recipient's ability to perform services; or

- any material misconduct or material neglect of duties by the option recipient in connection with our business or affairs or the business or affairs of any our affiliates or subsidiaries or affiliates of our subsidiaries.

Death; retirement.

If the recipient of an option either dies or retires in good standing before the recipient's employment or service relationship terminates, the option terminates on the earlier of:

- the option's stated expiration date;

- one year following the death of the option recipient; and

- except as the plan administrator otherwise determines in connection with the recipient's option or otherwise, ninety days after the option recipient's retirement in good standing for reasons of age or disability under our then-established rules.

Restricted stock awards. The plan administrator may grant awards of restricted stock on the terms, conditions and restrictions it designates in an award agreement. The recipient of a restricted stock award is issued shares of our common stock subject to the forfeiture, transferability and other restrictions, if any, set forth in our 2006 equity incentive plan and the award agreement. The forfeiture and transferability restrictions are removed as the award vests over a period of at least four years from the date of grant, or as otherwise determined by the plan administrator. Vesting may occur in installments throughout the vesting period and the plan administrator may condition vesting upon the achievement of performance or service targets, the retention by the award recipient of specified shares of our common stock, or other criteria.

A recipient of a restricted stock award acquires all of the rights of a holder of our common stock with respect to the restricted shares issued pursuant to the award, whether vested or not, including the right to vote and to receive dividends. However, we or our designee may hold certificates representing the recipient's restricted shares until all applicable restrictions lapse or are released. The recipient must forfeit all unvested restricted shares when the recipient's employment with or provision of services to us terminates for any reason, unless the plan administrator determines otherwise. The plan administrator has sole discretion to waive any terms and conditions set forth in any restricted stock award agreement under circumstances and subject to terms and conditions, including forfeiture of a proportionate number of the shares, it deems appropriate. The recipient may not assign or transfer unvested restricted shares other than by will or under the laws of descent and distribution, except that the plan administrator may, in its sole discretion, permit the original recipient to transfer unvested restricted shares for no consideration to

- any member of the recipient's immediate family, which for the purposes of our 2006 equity incentive plan, includes only the recipient's parents, spouse, children and grandchildren;

- any trust solely for the benefit of the recipient's immediate family;

- any partnership, if all its partners are members of the recipient's immediate family; or

- any limited liability company or corporate entity, if all its members or equity owners are members of the recipient's immediately family.

The transferee or assignee of unvested restricted shares will be subject to all of the same terms and conditions related to the unvested restricted shares existing at the time of the transfer or assignment and to any additional conditions prescribed by the plan administrator.

Restricted stock unit awards. The plan administrator may grant awards of restricted stock units on the terms, conditions and restrictions it designates in an award agreement. A restricted stock unit represents the contractual right to receive a share of our common stock, a cash payment based on the value of our common stock, or a combination of the two in the future, contingent upon the award recipient's completion of service and/or achievement of performance or other objectives, but not the recipient's payment of consideration. A restricted stock unit award becomes non-forfeitable as it vests over a period of at least four years. Vesting may occur in installments throughout the vesting period and the plan administrator may condition vesting upon the achievement of performance or service targets, the retention by the award recipient of specified shares of our common stock, or other criteria.

Until the end of the vesting period applicable to a restricted stock unit award, the recipient will have no rights as a holder of our common stock as a result of receiving the award. Upon the completion of such vesting period or later, if distribution is deferred under another plan, we will at our election issue a certificate to the award recipient free of all of the restrictions that expired at the end of the vesting period, a cash payment based on the value of our common stock, or a combination of the two. However, the plan administrator may provide for the earlier settlement of a restricted stock unit awards to the extent necessary to avoid the tax and related interest for non-compliance with Section 409A of the Internal Revenue Code.

Performance awards. The plan administrator may grant performance awards, including performance restricted stock unit awards, consisting of the right to receive payment contingent upon the extent to which the recipient achieves predetermined performance targets during an award period of at least four years. The plan administrator has discretion to determine the performance targets applicable to a performance award, which may include goals related to our performance or the performance of the award recipient or any of our subsidiaries. Performance awards may be measured by the fair market value of shares of our common stock, the increase in such fair market value during the award period, and/or a fixed cash amount. A performance award becomes non-forfeitable as it vests, potentially in installments, over the award period. The recipient of a performance award must forfeit the unvested portion of the award upon the termination of the recipient's employment or service relationship.

Earned performance awards may be paid in cash and/or shares of our common stock, and under such terms and conditions, including payment before the completion of the applicable award period to comply with Section 409A of the Internal Revenue Code, as the plan administrator determines.

Other equity-based awards. Other equity-based awards, consisting of stock purchase rights, awards of shares of our common stock, and awards valued in whole or in part by reference to shares of our common stock, may be granted alone or in conjunction with other awards under our 2006 equity incentive plan, at the sole and complete discretion of the plan administrator. Such awards must be memorialized in a written agreement entered into by the award recipient and the plan administrator and be subject to transferability and forfeiture provisions, as set forth in the plan.

Federal tax consequences of the plan

The following tax information is intended only as a brief overview of the current material United States federal income tax laws applicable to our 2006 equity incentive plan. The summary does not purport to be a complete description of all federal tax issues, nor does it address any state, local or foreign tax matters. Each option or award recipient should consult his or her own tax advisors concerning the application of various tax laws that might affect his or her particular situation.

Nonqualified stock options. The holder of a nonqualified stock option recognizes no income for federal income tax purposes on the grant of the option. On the exercise of a nonqualified stock option, the difference between the fair market value of our common stock on the exercise date and the option exercise price is treated as compensation to the holder of the option, taxable as ordinary income in the year of exercise. That fair market value becomes the recipient's basis in the underlying shares of our common stock, which basis will be used in computing any capital gain or loss upon disposition of the shares.

Incentive stock options. Except as described below with respect to the alternative minimum tax, the holder of an incentive stock option recognizes no income for federal income tax purposes on either the grant or exercise of the option. If the holder does not dispose of the shares acquired upon exercise of the incentive stock option within two years from the date of the grant of the option or within one year after exercise of the option, any gain realized by the holder on the subsequent sale of the shares will be treated for federal income tax purposes as long-term capital gain. If the holder sells the shares before the expiration of such two-year or one-year period, which is considered a "disqualifying disposition," the difference between the lesser of the value of the shares at the date of exercise or at the date of sale and the exercise price of the incentive stock option will be treated as compensation to the holder, taxable as ordinary income, and the excess gain, if any, will be treated as capital gain, which will be long-term capital gain if the shares are held for more than one year. Currently, long-term capital gains are taxed at a maximum rate of 15% and short-term capital gains are taxed at a maximum rate of 35%.

The excess of the fair market value of our common stock over the exercise price at the time of exercise of an incentive stock option will constitute an item of tax preference for purposes of the alternative minimum tax. Taxpayers who incur the alternative minimum tax are allowed a credit which may be carried forward indefinitely to be used as a credit against the taxpayer's regular tax liability in a later year; however, the alternative minimum tax credit cannot reduce the regular tax below the alternative minimum tax for that carryover year.

Restricted stock awards.   The recipient of a restricted stock award usually recognizes ordinary income only as the shares of restricted stock issued in connection with the award vest. Upon vesting, the amount recognized equals the excess, if any, of the fair market value of the vested shares at the time of vesting over any amount paid by the recipient for the vested shares and this amount will generally be subject to both federal income and payroll taxes. Upon the subsequent resale of such vested shares, the recipient will recognize capital gain or loss, as the case may be, in an amount equal to the difference between the amount the recipient receives in exchange for the vested shares and the fair market value of the vested shares at the time of vesting. The gain or loss will be long-term capital gain or loss, if more than one year has passed since the shares vested.

However, the recipient of a restricted stock award may elect to recognize ordinary income upon the receipt, not the vesting, of shares of restricted stock in connection with the award in accordance with Section 83(b) of the Internal Revenue Code. In this case, the recipient recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the shares at the time the recipient received the shares over the amount the recipient paid for the shares. Upon the subsequent resale of such vested shares, the recipient will recognize capital gain or loss, as the case may be, in an amount equal to the difference between the amount the recipient receives in exchange for the vested shares and the fair market value of the vested shares at the time the recipient received the shares. The gain or loss will be long-term capital gain or loss, if over a year has passed since the recipient received the shares.

Restricted stock unit awards.   The recipient of a restricted stock unit award recognizes no income until the recipient receives shares of common stock issued, or any cash payment made, in connection with the award. Under our 2006 equity incentive plan, the recipient may not be required to pay any consideration, beyond the performances of services, to receive shares in connection with a restricted stock unit award. Thus, upon such receipt, the recipient recognizes ordinary income in an amount equal to the fair market value of the shares received, or the amount of cash payment received, which will generally be subject to both federal income and payroll taxes. Upon the subsequent disposition of shares received pursuant to a restricted stock unit award, the recipient will recognize capital gain or loss, as the case may be, in the amount of the difference between the price received in exchange for the shares and the fair market value of the shares at the time the recipient received them. The gain or loss will be long-term capital gain or loss, if more than one year has passed since the recipient received the shares.

Although restricted stock units awards vest much like restricted stock awards, the Section 83(b) election described above does not apply to restricted stock unit awards because they are unfunded and unsecured promises to issue stock in the future, and thus are not "property" as contemplated by Section 83 of the Internal Revenue Code.

Unrestricted Stock Awards. The recipient of an unrestricted stock award will recognize as ordinary income the difference between the fair market value of the common stock granted pursuant to the unrestricted stock award and the amount, if any, the recipient paid for such stock in the taxable year the recipient receives the common stock. The recipient's basis in any common stock received pursuant to the grant of an unrestricted stock award will be equal to the fair market value of the common stock on the date of receipt of the common stock. Any gain realized by the recipient of an unrestricted stock award upon a subsequent disposition of such common stock will be treated as long-term capital gain, if the recipient held the shares for more than one year, and short-term capital gain, if the recipient held the shares for one year or less.

Performance awards. The recipient of a performance award, including a performance restricted stock unit award, will recognize as ordinary income any cash received pursuant to the award, and the difference between the fair market value of the common stock granted pursuant to the award and the amount, if any, the recipient paid for such stock, in the taxable year the recipient receives the cash and common stock. The recipient's basis in any common stock received pursuant to the grant of a performance award will be equal to the fair market value of the common stock on the date of receipt of the common stock. Any gain realized by the recipient of a performance award upon a subsequent disposition of such common stock will be treated as long-term capital gain, if the recipient held the shares for more than one year, and short-term capital gain, if the recipient held the shares for one year or less.

Deductibility of awards. Subject to certain limitations, we may generally deduct on our corporate income tax returns an amount equal to the amount recognized as ordinary income by a recipient of an award under our 2006 equity incentive plan in the year in which the recipient recognizes ordinary income upon the exercise of a nonqualified stock option, the disqualifying disposition of an incentive stock option, the receipt or vesting of shares of stock in connection with a restricted stock award, or the receipt of stock in connection with a restricted stock unit award.

Section 162(m) of the Internal Revenue Code generally prevents us from deducting more than $1.0 million in compensation each year for each of our chief executive officer and our other three most highly compensated executive officers, other than our chief financial officer. "Qualified performance-based compensation" that meets criteria established by the Internal Revenue Service under Section 162(m), however, is not subject to this limitation. Some of the awards that we grant under our 2006 equity incentive plan may not qualify as qualified performance-based compensation. Accordingly, we may be unable to deduct some or all of the amounts that may be recognized as ordinary income by our chief executive officer and our three other most highly compensated executive officers, other than our chief financial officer. See the section of this proxy statement entitled "Compensation of Directors and Executive Officers—Compensation discussion and analysis—Policy on deductibility of compensation" for more details on our policies with respect to Section 162(m).

New plan benefits

Except as described below, the following table sets forth information concerning the benefits or amounts under our 2006 equity incentive plan, amended as set forth in Proposal Three, that we can determine will be received by:

- each executive officer;
- all current executive officers, as a group;

- all current directors who are not executive officers, as a group; and

- all employees who are not executive officers, as a group.

The information in the following table is limited to the annual automatic restricted stock awards to be granted to our non-employee directors in connection with the 2012 special meeting in lieu of annual meeting of our shareholders. Except for these awards, all awards or award amounts granted under our 2006 equity incentive plan, amended as set forth in Proposal Three, are within the discretion of our compensation committee or our board of directors and thus discretionary and not determinable.

Because the grant of awards under the plan is discretionary, the persons and groups listed in the following table may receive additional awards under our 2006 equity incentive plan, amended as set forth in Proposal Three. Our 2006 equity incentive plan limits the aggregate number of shares of common stock that may be subject to awards granted under the plan to a single recipient in any calendar year to 150,000.

New Plan Benefits
Our 2006 equity incentive plan, as amended

Name and position	Dollar Value ($)	Number of Units (#)
Paul Maleh . . . . President, chief executive officer and director	—	—
Wayne Mackie . . . . Executive vice president, treasurer and chief financial officer	—	—
Monica Noether . . . . Executive vice president and chief operating officer	—	—
Arnold Lowenstein . . . . Executive vice president and chief strategy officer	—	—
All current executive officers, as a group (1)	—	—
All current directors who are not executive officers, as a group	$450,000 (2)	— (3)
All employees who are not executive officers, as a group (4) . .	—	—

---

(1) We currently have four executive officers who would be eligible receive awards under our 2006 equity incentive plan, as amended as set forth in Proposal Three.

(2) We currently have six directors who are not executive officers and are eligible to receive awards under our 2006 equity incentive plan, as amended as set forth in Proposal Three, all of whom were non-employee directors as defined in the plan and thereby eligible to receive automatic restricted stock awards under the plan immediately after the 2012 special meeting in lieu of annual meeting of our shareholders. The amount shown in the table represents the aggregate value of the shares of our common stock, based on its fair market value on the date of grant, to be issued pursuant to these automatic restricted stock awards, assuming that we will have six non-employee directors who will be re-elected as our directors at the special meeting or whose term will continue after the special meeting.

(3) The number of shares of common stock issued in connection with each of these non-employee director restricted stock awards will be determined by dividing the award's value by the closing price of our common stock on the date of grant.

(4) As of March 31, 2012, we had approximately 703 employees who are not executive officers and who are eligible to receive awards under our 2006 equity incentive plan, as amended as set forth in Proposal Three.

EQUITY COMPENSATION PLANS

The equity compensation plans approved by our shareholders are our cash incentive plan, our 2006 equity incentive plan, our 1998 incentive and nonqualified stock option plan and our 1998 employee stock purchase plan. Our board of directors adopted our 2004 nonqualified inducement stock option plan to facilitate the granting of stock options as an inducement to new employees. No further options will be granted under our 1998 incentive and nonqualified stock option plan or our 2004 nonqualified inducement stock option plan. Additionally, in 2009, our board of directors adopted our 2009 nonqualified inducement stock option plan. As of December 31, 2011, there were 50,000 shares available for issuance pursuant to stock option grants under the 2009 nonqualified inducement stock option plan. Each of the outstanding options to purchase shares of our common stock granted under our 2009 nonqualified inducement stock option plan as of December 31, 2011 vests over four years, has a term of seven years, and an exercise price equal to $50.00 per share, which is significantly higher than the fair market value of our common stock on the dates that each of these options were granted.

The following table provides information as of December 31, 2011 regarding shares authorized for issuance under our equity compensation plans, including individual compensation arrangements.

Equity Compensation Plan Information as of End of Fiscal 2011

Plan category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (#) (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (#) (c)
Equity compensation plans approved by shareholders	1,809,904 (1)	28.85 (2)	363,569 (4)
Equity compensation plans not approved by shareholders	220,034 (3)	46.60	50,000
Total	2,029,938	31.82	413,569 (4)

(1) Amount reported consists of 1,095,433 stock options, 383,085 shares underlying time-vesting restricted stock unit awards and 331,386 shares underlying performance restricted stock unit awards issued under our 2006 equity incentive plan. The number of shares underlying these performance restricted stock unit awards assumes that the target level of performance will be achieved. The number of shares underlying these performance restricted stock unit awards assuming that the highest level of performance is achieved is 464,378.

(2) Amount reported is the weighted-average exercise price of the 1,095,433 stock options reported in column (a).

(3) Amount reported consists of stock options granted under our 2004 nonqualified inducement stock option and stock options granted under our 2009 nonqualified inducement stock option plan.

(4) Includes 211,777 shares of common stock reserved for future issuance under our 1998 employee stock purchase plan.

PROPOSAL FOUR:
REAPPROVAL OF OUR CASH INCENTIVE PLAN

Summary

Proposal Four concerns the reapproval of our cash incentive plan and extension of its effectiveness through the 2017 annual meeting of our shareholders (or any special meeting held in lieu thereof).

Our cash incentive plan was initially approved by our board of directors and our shareholders at the annual meeting of our shareholders in 2007, and must be approved every five years so that performance awards granted to our executive officers under the plan may qualify as "qualified performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, which preserves the deductibility to us of the amounts payable under the awards. Accordingly, our board of directors has adopted an amendment to the cash incentive plan which, subject to its approval by our shareholders, will extend the effectiveness of the plan until the 2017 annual meeting of our shareholders (or any special meeting in lieu thereof). Other than this extension of the plan's effectiveness, this amendment to our cash incentive plan makes no other substantive changes to the plan's terms.

Accordingly, our board of directors is submitting the cash incentive plan, as so amended, to our shareholders for approval. A majority of the votes properly cast at the 2012 special meeting in lieu of annual meeting of our shareholders will be necessary to approve Proposal Four. If our cash incentive plan, as so amended, is not approved by our shareholders at the 2012 special meeting, it will terminate at the special meeting.

We believe that compensating our executive officers with cash and equity performance-based incentive compensation is important because it motivates them to consider our long-term growth and profitability, thereby aligning their interests with the interests of our shareholders. Accordingly, granting our executive officers cash and equity performance-based incentive compensation is a key component of our pay-for-performance philosophy, and we anticipate continuing to grant such compensation to our executive officers in the future even if such grants cannot be made under a shareholder approved plan. If we grant cash and equity performance-based incentive compensation to our executive officers under a plan that is not shareholder approved, Section 162(m) may prevent us from receiving a deduction for some portion of the total compensation paid to our executive officers in each fiscal year.

Our cash incentive plan, amended as set forth in this Proposal Four, is summarized in this proxy statement under the heading "Summary of our cash incentive plan, as amended" below. The full text of the plan, as so amended, is attached as Annex B.

Reasons underlying Proposal Four

We are submitting Proposal Four for shareholder approval for the following reasons:

- to enable us to compensate executive officers and other key employees in a fashion that our board of directors believes is beneficial to us and our shareholders; and

- to allow certain performance awards under our cash incentive plan to be treated for federal income tax purposes as "qualified performance-based compensation," which preserves the deductibility to us of the amounts payable under the awards.

As discussed in this proxy statement under the heading "Executive compensation—Compensation discussion and analysis" above, our board of directors has adopted our cash incentive plan because it believes that performance awards, such as those offered by the cash incentive plan, have become an integral factor in attracting and maintaining top-flight executive officers and other key employees. Our board also believes that performance awards promote our growth and performance by linking compensation to the attainment of business objectives.

Additionally, our cash incentive plan is specifically designed to preserve our ability to deduct the performance compensation (other than performance compensation tied to subjective individual performance goals) we pay our executive officers for income tax purposes. Section 162(m) of the Internal Revenue Code generally limits our tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our three other most highly compensated executive officers, other than our chief financial officer, in any fiscal year. Compensation that is "qualified performance-based compensation" within the meaning of Section 162(m) does not count towards this $1.0 million limit. The performance awards granted under our cash incentive plan may be treated as qualified performance-based compensation only if the plan is approved by a majority vote of our shareholders every five years.

Our board of directors recommends that you vote <u>FOR</u> the proposal to reapprove our cash incentive plan and to extend its effectiveness through the 2017 annual meeting of our shareholders.

Summary of our cash incentive plan, as amended

The following is a summary of the material features of our cash incentive plan, as amended as set forth in this Proposal Four. The full text of the plan, as so amended, is attached as <u>Annex B</u>.

Overview.   Our cash incentive plan permits us to grant "performance awards" to our executive officers and other salaried employees. In general, a performance award is paid, if at all, after the end of the "award period" related to the performance award, based on the extent to which certain objective performance goals have been attained during the award period. An award period can be one of our fiscal years or some other period determined by the plan administrator. By linking compensation to the attainment of specified business objectives, our board of directors believes that our cash incentive plan will promote our growth and performance.

Administration.   Our cash incentive plan is administered by a committee of our board of directors, consisting of independent directors. Currently, the committee is our compensation committee. Our compensation committee may delegate its authority to grant performance awards under our cash incentive plan to one or more of our senior officers. However, the committee may not delegate its ability to grant performance awards to our executive officers. Our board may, for any reason, take any action under our cash incentive plan that would otherwise be the responsibility of the committee. Our compensation committee interprets our cash incentive plan and all performance awards granted under it. All of the committee's determinations with respect to our cash incentive plan are conclusive and binding.

No member of our board of directors or our compensation committee, and no senior officer delegated responsibility under our cash incentive plan, is liable for any action or determination made in good faith with respect to our cash incentive plan or any performance award granted under it.

Eligibility.   Any of our salaried employees and the salaried employees of any of our subsidiaries or affiliates may be eligible to receive a performance award under our cash incentive plan. Our compensation committee designates which employees are eligible to receive awards in any award period within the first 90 days (or a shorter time period, if required by Section 162(m)) of the award period. An individual who is (1) otherwise employed by a third party, (2) an independent contractor, or (3) working on a temporary or intermittent basis, may not receive a performance award under our cash incentive plan.

As of March 31, 2012, we had approximately 707 salaried employees, including 4 executive officers, who would be eligible to receive awards under our cash incentive plan.

Performance goals and factors.   The payment of any performance award granted under our cash incentive plan during an award period is based on the extent that certain objective performance goals are attained during the award period. Performance goals will be stated in terms of the attainment of (1) specified levels of one or more objective "performance factors" or (2) percentage changes compared to a prior measurement period in such factors.

Performance factors are selected by our compensation committee from time to time and include, but are not limited, to the following: revenue; net revenue; revenue growth; earnings before interest, taxes, depreciation and amortization; funds from operations; funds from operations per share; operating income; operating income growth; operating cash flow; net income; net income growth; pre- or after-tax income; cash available for distribution; cash available for distribution per share; cash and/or cash equivalents available from operations; net earnings; earnings per share; earnings per share growth; return on equity; return on assets; share price performance; total shareholder return; total shareholder return growth; economic value added; improvement in cash flow; and confidential business unit objectives. These performance targets may also be based on performance criteria in the form of individual or other goals specified by our compensation committee. Only performance awards based on the objective financial performance factors may qualify as qualified performance-based compensation.

Modification of performance goals and factors. Our compensation committee may adjust or modify the computation of a performance goal, to the extent permitted by Section 162(m), if the performance goal or any of its underlying performance factors are affected by the occurrence or anticipation of (1) any unusual or extraordinary corporate event, transaction or development, or (2) any other unusual or nonrecurring event or change in applicable law, affecting us or any of our subsidiaries or affiliates.

Our compensation committee also may change the performance goals of performance awards granted to an employee to reflect changes in the employee's responsibilities. Such changes must be consistent with Section 162(m) if the affected performance awards were intended to be treated as "qualified performance-based compensation" under Section 162(m).

In no case will the performance goals of any performance award granted to an executive officer be changed with respect to an award period if such change will increase the amount payable under the performance award in the award period.

Establishment of performance awards. In each award period, our compensation committee first establishes which performance goals apply to each performance award. Then, for each performance award, the committee establishes the objective "performance formula" that determines the amount payable under the performance award in the award period, based on the level of attainment of the related performance goals in the award period. If the performance award is intended to be treated as "qualified performance-based compensation" under Section 162(m), the committee establishes the corresponding performance goals and performance formula within the first 90 days (or a shorter period, if required by Section 162(m)) of the relevant award period.

Payment of performance awards. Following the completion of each award period, our compensation committee determines and certifies in writing (1) the extent to which each performance award's performance goals were attained in the award period and (2) the amount payable under each performance award as determined by the performance award's performance formula. Additionally, before payment can be made on any performance award granted to an executive officer that is intended to be treated as "qualified performance-based compensation" under Section 162(m), the committee must also certify that all other material terms and conditions precedent to the payment of the performance award have been satisfied.

Our compensation committee, in its sole and complete discretion, can determine that the actual amount to be paid under a performance award is the amount determined by the application of the performance award's performance formula or, in the case the committee exercises "downward discretion," a lesser amount. The committee's exercise of this discretion can eliminate the payment due under a performance award altogether.

To receive payment under a performance award in an award period, the individual granted the performance award must be treated as an employee in our personnel records or the personnel records of one of our subsidiaries or affiliates on the last day of the award period. Our compensation committee, however, may pay performance awards to individuals who have retired or been terminated, or to the estate or designee of individuals who have died, before the end of the relevant award period.

Payments on performance awards will be made as soon as administratively possible after our compensation committee has completed the required certifications. The committee may permit the deferral of payment due under a performance award, in accordance with rules it establishes, as necessary, to ensure compliance with Section 409A of the Internal Revenue Code. The committee may in its discretion defer the payment of a performance award to the extent that (1) the performance award is ineligible for treatment as "qualified performance-based compensation" under Section 162(m) and (2) the payment is not deductible by us for federal income tax purposes. If this occurs, the deferred compensation will be paid in the first year we can deduct it.

Payments on performance awards will be made either in cash or, in our sole and complete discretion, in shares of our common stock with a commensurate aggregate fair market value.

Maximum performance award to executive officers.   The maximum amount payable under any performance award granted under our cash incentive plan in any fiscal year to any executive officer is $8,000,000. This maximum is prorated for executive officers who do not participate in our cash incentive plan for the entire fiscal year.

Transferability.   Performance awards are generally not transferable, either voluntarily or involuntarily, without our consent.

Change of control.   Upon the occurrence of a "change of control," all performance awards shall be paid out as if the effective date of the change of control were the last day of the applicable award period and all performance goals had been attained, unless provision is made in connection with the change of control for (1) the assumption of all previously granted performance awards or (2) the substitution of such performance awards with commensurate new awards covering stock of the successor corporation or its parent or subsidiary.

While performance awards are outstanding under our cash incentive plan, "change of control" means (1) we merge with or into or consolidate with another corporation, unless our outstanding voting securities immediately prior to the change of control continue to represent, either by remaining outstanding or conversion into voting securities of the entity surviving the change of control, at least 50% of our combined voting power or of the combined voting power of the entity surviving the change of control; or (2) we liquidate or sell substantially all of our assets.

Termination and amendment.   Until the occurrence of a change of control, our board of directors or our compensation committee may, in their sole discretion, amend, suspend or terminate the plan, subject to shareholder approval requirements imposed by applicable law. Except as we otherwise determine, no such termination or amendment will affect the right of a holder of a performance award to receive a payment that has already been earned under the performance award.

If our shareholders reapprove our cash incentive plan, it shall remain effective, unless terminated as described above or if Section 162(m) mandates further shareholder approvals for qualified performance-based compensation, until the annual meeting of our shareholders in our 2017 fiscal year (or any special meeting held in lieu thereof).

Impact of restatement of financial statements upon previous awards.   If any of our financial statements are restated as a result of errors, omissions or fraud, the committee may, in its sole discretion but acting in good faith, direct that we recover all or a portion of any performance award granted or payment made under our cash incentive plan with respect to any of our fiscal years whose financial results are negatively affected by such restatement.

Federal tax consequences of the plan

Payments made under our cash incentive plan will be taxable to the recipients when paid. As described above, we intend that payments under the cash incentive plan (except components of awards tied to subjective individual performance goals) meet the requirements for "qualified performance-based compensation" under Section 162(m) of the Internal Revenue Code. As a result, we will generally be entitled to a United States federal income tax deduction corresponding to the amount of income recognized by the recipient.

New plan benefits

Except as described below, the following table sets forth information concerning the benefits or amounts under our cash incentive plan that we can determine will be received by the following:

- each executive officer;
- all current executive officers, as a group;
- all current directors who are not executive officers, as a group; and
- all employees who are not executive officers, as a group.

The amount that may become payable in respect of cash performance awards granted under our cash incentive plan cannot be determined. The payment of any award depends on the uncertain attainment of performance goals and, even when performance goals are attained, our compensation committee can exercise its discretion to reduce the amount payable under any performance award.

Because the grant of performance awards under the plan is discretionary, the persons and groups listed in the following table may receive additional performance awards under our cash incentive plan.

Our cash incentive plan limits the amount payable to any executive officer in any fiscal year to $8,000,000.

New Plan Benefits
Our 2006 cash incentive plan, as amended

Name and position	Dollar Value ($)(1)	Number of Units (#)(2)
Paul Maleh	1,638,000	—
President, chief executive officer and director		
Wayne Mackie	455,000	—
Executive vice president, treasurer and chief financial officer		
Monica Noether	1,521,000 (3)	—
Executive vice president and chief operating officer		
Arnold Lowenstein	1,378,000 (3)	—
Executive vice president and chief strategy officer		
All current executive officers, as a group (4)	4,992,000	—
All current directors who are not executive officers, as a group (5)	—	—
All employees who are not executive officers, as a group (6)	—	—

(1) Represents maximum amount payable in respect of cash performance awards for fiscal 2012 performance granted to the applicable executive officer on March 23, 2012 and March 27, 2012, as applicable, under our cash incentive plan.

(2) This amount is not determinable. These performance awards are payable, at our election, in cash, shares of our common stock, or any combination of the two. To the extent they are paid in shares of our common stock, the number of shares would be computed by dividing the cash value of the cash performance award to be paid in shares of our common stock by the fair market value of our common stock at the time of payment.

(3) Includes the $975,000 and $650,000 maximum amounts payable to Dr. Noether and Mr. Lowenstein, respectively, under the components of their cash performance awards granted under our cash incentive plan for fiscal 2012 performance based on revenue sourcing and revenue oversight, respectively. The cash performance awards for fiscal 2012 performance granted to Mr. Maleh and Mr. Mackie under our cash incentive plan do not have a revenue sourcing or revenue oversight component.

(4) As of March 31, 2012, we had four executive officers eligible to receive performance awards under our cash incentive plan, as amended as set forth in Proposal Four.

(5) None of our current directors who are not executive officers are eligible to receive performance awards under our cash incentive plan, as amended as set forth in Proposal Four.

(6) As of March 31, 2012, we had approximately 703 employees who are not executive officers and who are eligible to receive performance awards under our cash incentive plan, as amended as set forth in Proposal Four.

REPORT OF THE AUDIT COMMITTEE

Our board of directors appointed an audit committee to monitor the integrity of our firm's consolidated financial statements, our firm's system of internal controls, and the independence and performance of our firm's internal auditors and independent registered public accountants. The audit committee also selects our firm's independent registered public accountants. The audit committee is governed by a written charter adopted by our firm's board of directors. A current copy of the audit committee charter is available through the Investor Relations page of our website at *www.crai.com*.

The audit committee currently consists of three non-employee directors. Each member of the audit committee is "independent" within the meaning of the rules of the NASDAQ Stock Market.

Our firm's management is responsible for the financial reporting process, including the system of internal controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Our firm's independent registered public accountants are responsible for auditing those financial statements. Our responsibility is to monitor and review these processes. However, we are not professionally engaged in the practice of accounting or auditing and are not experts in the field of accounting, auditing or auditor independence. We have relied, without independent verification, on the information provided to us and on the representations made by our firm's management and independent registered public accountants.

In fulfilling our oversight responsibilities, we discussed with representatives of KPMG LLP, or "KPMG," our firm's independent registered public accountants for fiscal 2011 and the transition period, the overall scope and plans for their audit of our firm's consolidated financial statements for fiscal 2011. We met with them, with and without our firm's management present, to discuss the results of their audits and their evaluations of our firm's internal controls and the overall quality of our firm's financial reporting. We reviewed and discussed the audited consolidated financial statements for fiscal 2011 and the transition period with our firm's management and independent registered public accountants.

In addition, during the course of fiscal 2011, our firm's management completed the documentation, testing and evaluation of our firm's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. We were kept apprised of the progress of the evaluation and provided oversight to our firm's management during the process. In connection with this oversight, we received periodic updates provided by our firm's management and KPMG at each appropriate scheduled audit committee meeting. At the conclusion of the process, our firm's management provided us with, and we reviewed, a report on the effectiveness of our firm's internal control over financial reporting. We also reviewed the report of our firm's management contained in our firm's annual report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC, as well as KPMG's Report of Independent Registered Public Accounting Firm included in our firm's annual report on Form 10-K related to its audit of (i) our firm's consolidated financial statements and (ii) the effectiveness of our firm's internal control over financial reporting. We continue to oversee our firm's efforts related to its internal control over financial reporting and our firm's management's preparations for the evaluation in fiscal 2012.

We discussed with our firm's independent registered public accountants the matters required to be discussed by Statement of Auditing Standards No. 61, *Communication with Audit Committees*, as amended, including a discussion of our firm's accounting principles, the application of those principles, and the other matters we were required to discuss with our firm's independent registered public accountants under generally accepted auditing standards. In addition, we received from our firm's independent registered public accountants a letter containing the written disclosures required by applicable requirements of the Public Company Accounting Oversight Board and discussed the disclosures with them, as well as other matters relevant to their independence from our firm's management and our firm. In evaluating the independence of our firm's independent registered public accountants, we considered the fact that they did not perform any non-audit services for us in fiscal 2011 or the transition period (other than tax services in fiscal 2011 for our firm's NeuCo subsidiary).

Based on our review and these meetings, discussions and reports, and subject to the limitations on our role and responsibilities referred to above and in our firm's audit committee charter, we recommended to our firm's board of directors that our firm's audited consolidated financial statements for fiscal 2011 and the transition period be included in our firm's annual report on Form 10-K for fiscal 2011 filed on March 2, 2012.

The audit committee

Ronald Maheu (Chair)
William Concannon
Nancy Rose

PROPOSAL FIVE:
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Proposal Five concerns the ratification of the appointment by our audit committee of KPMG LLP to be our independent registered public accountants for our fiscal year ending December 29, 2012.

Under rules of the Securities and Exchange Commission and the NASDAQ Stock Market, appointment of our independent registered public accountants is the direct responsibility of our audit committee. Although ratification of this appointment by our shareholders is not required by law, our board of directors believes that seeking shareholder ratification is a good practice, which provides shareholders an avenue to express their views on this important matter.

Our audit committee has reappointed KPMG as our independent registered public accountants for our fiscal year ending December 29, 2012. Our board of directors recommends that shareholders vote to ratify the appointment. If our shareholders do not ratify the appointment of KPMG, our audit committee may reconsider its decision. In any case, our audit committee may, in its discretion, appoint new independent registered public accountants at any time during the year if it believes that such change would be in our best interest and the best interest of our shareholders. We expect that representatives of KPMG will be present at the special meeting. They will have an opportunity to make a statement if they wish and will be available to respond to appropriate questions from shareholders.

Our board of directors recommends that you vote <u>FOR</u> the proposal to ratify the appointment by our audit committee of KPMG as our independent registered public accountants for fiscal 2012.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following is a summary of the fees for professional services rendered by KPMG for the fiscal year ended December 31, 2011, the five-week period ended January 1, 2011 and the fiscal year ended November 27, 2010.

Fee category	Fiscal 2011	Transition Period	Fiscal 2010
Audit fees	$1,089,660	$213,000	$954,168
Audit-related fees	—	—	—
Tax fees	52,000	—	41,000
All other fees	—	—	—
Total fees	$1,141,660	$213,000	$995,168

Audit fees. Audit fees comprise fees for professional services necessary to perform an audit or review in accordance with the standards of the Public Company Accounting Oversight Board, including services rendered for the integrated audit of our annual financial statements and the effectiveness of internal control over financial reporting, the review of our quarterly financial statements and, for the transition period, the audit of our financial statements for the transition period. Audit fees also include fees for services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-related fees. In fiscal 2011, the transition period and fiscal 2010, KPMG did not perform any assurance or related services for us that were reasonably related to the performance of the audit or review of our financial statements, except as disclosed under the heading "Audit fees" above.

Tax fees. In fiscal 2011 and fiscal 2010, KPMG performed tax services for our NeuCo subsidiary. In fiscal 2011, the transition period and fiscal 2010, KPMG did not perform any other professional services for us for tax compliance, tax advice or tax planning.

All other fees.   In fiscal 2011, the transition period and fiscal 2010, KPMG did not perform any other services for us other than disclosed under the heading "Audit fees" and "Tax Fees" above.

Pre-approval policies and procedures

At present, our audit committee approves each engagement for audit or non-audit services before we engage KPMG to provide those services. However, our audit committee has delegated to the chairman of the committee the authority to pre-approve audit and non-audit services that the chairman determines in good faith to be minimal services that would not impair the independence of our independent registered public accountants. The chairman of our audit committee must notify the other members of the committee of any audit or non-audit service that he pre-approves under this delegation of authority. Other, more significant audit and non-audit services continue to require pre-approval by the entire audit committee.

Our audit committee has not established any pre-approval policies or procedures that would allow our management to engage KPMG to provide any specified services with only an obligation to notify the committee of the engagement for those services. None of the services provided by KPMG for fiscal 2011 was obtained in reliance on the waiver of the pre-approval requirement permitted by SEC regulations. None of the hours expended on KPMG's engagement to audit our financial statements for fiscal 2011 were attributed to work performed by persons other than KPMG's full-time, permanent employees (other than a small number of hours attributed to work performed by full-time interns).

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors and persons who beneficially own more than ten percent of our common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. SEC regulations require officers, directors and greater-than-ten-percent shareholders to furnish us with copies of all Section 16(a) forms they file.

Based solely upon a review of forms 3 and 4 and amendments thereto furnished to us during fiscal 2011 and forms 5 and amendments thereto furnished to us with respect to fiscal 2011, or written representations that form 5 was not required for fiscal 2011, we believe that all Section 16(a) filing requirements applicable to our officers, directors and greater-than-ten-percent shareholders were fulfilled in a timely manner, except (1) one form 4 was filed late with respect to a single reported transaction on behalf of Arnold Lowenstein, our executive vice president and chief strategy officer, and (2) as a result of an administrative error, one form 4 was filed one day late with respect to two reported transactions on behalf of each of Paul Maleh, our president, chief executive officer and director, Wayne Mackie, our executive vice president, treasurer and chief financial officer, Monica Noether, our executive vice president and chief operating officer, and Mr. Lowenstein.

SHAREHOLDER PROPOSALS

Shareholder proposals for inclusion in our proxy materials relating to our 2013 annual meeting of shareholders must be received by us at our executive offices no later than January 4, 2013, or, if the date of that meeting is more than 30 calendar days before or after June 7, 2013, a reasonable time before we begin to print and send our proxy materials with respect to that meeting.

In addition, our by-laws provide that a shareholder desiring to bring business before any meeting of shareholders or to nominate any person for election to our board of directors must give timely written notice to our secretary in accordance with the procedural requirements set forth in our by-laws. In the case of a regularly scheduled annual meeting, written notice must be delivered or mailed to and received at our principal executive offices not less than 60 days nor more than 90 days before the scheduled annual meeting, must describe the business to be brought before the meeting, and must provide specific information about the shareholder, other supporters of the proposal, their stock ownership and their interest in the proposed business. If we hold a special meeting in lieu of the 2013 annual meeting of our shareholders before May 6, 2013, and if we give less than 70 days' notice or prior public disclosure of the date of that special meeting, then the shareholder's notice must be delivered or mailed to and received at our principal executive offices not later than the close of business on the tenth day after the earlier of (1) the day on which we mailed notice of the date of the special meeting and (2) the day on which we publicly disclose the date of the special meeting. Currently, in order to bring an item of business before the 2013 annual meeting of our shareholders in accordance with our by-laws, a shareholder must deliver the requisite notice of that item of business to us between February 5, 2013, and March 7, 2013.

AVAILABLE INFORMATION

Shareholders of record on April 9, 2012 will receive this proxy statement and our annual report to shareholders, which contains detailed financial information about us. The annual report is not incorporated herein and is not deemed a part of this proxy statement.

Annex A

As amended by the Board of Directors on April 20, 2012

CRA INTERNATIONAL, INC.

AMENDED AND RESTATED 2006 EQUITY INCENTIVE PLAN

SECTION 1. PURPOSE

This 2006 Equity Incentive Plan (the "Plan") of CRA International, Inc. (the "Company"), is designed to provide additional incentive to executives and other key employees of the Company, and any parent or subsidiary of the Company, and to certain other individuals providing services as independent contractors to or acting as non-employee directors of the Company or any such parent or subsidiary. The Company intends that this purpose will be effected by the granting of incentive stock options ("Incentive Stock Options") as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonqualified stock options ("Nonqualified Options") under the Plan, shares of Common Stock subject to restrictions under Section 83 of the Code ("Restricted Stock"), Performance Awards (as defined in Section 7.1(a)), and certain other equity-based awards (Incentive Stock Options, Nonqualified Stock Options, Restricted Stock, Performance Awards and the other awards collectively referred to as "Awards"), which afford such executives, key employees or other individuals an opportunity to acquire or increase their proprietary interest in the Company through the acquisition of shares of its Common Stock or otherwise receive compensation based on the value, or an increase in the value, of the Company. The Company intends that Incentive Stock Options issued under the Plan will qualify as "incentive stock options" as defined in Section 422 of the Code and the terms of the Plan shall be interpreted in accordance with this intention. As used in the Plan the terms "parent" and "subsidiary" shall have the respective meanings set forth in Section 424 of the Code.

SECTION 2. ADMINISTRATION

2.1 THE PLAN ADMINISTRATOR. The Plan shall be administered by the Plan Administrator (the "Plan Administrator"), which shall consist of the Board of Directors of the Company (the "Board") or, if appointed by the Board, a committee consisting of at least two "Disinterested Directors." As used herein, the term Disinterested Director means any director of the Company who (i) is not a current employee of the Company or a member of an "affiliated group," as such term is defined in Section 1504(a) of the Code, which includes the Company (an "Affiliate"), (ii) is not a former employee of the Company or any Affiliate who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the Company's or any Affiliate's taxable year (iii) has not been an officer of the Company or any Affiliate; and (iv) does not receive remuneration from the Company or any Affiliate, either directly or indirectly, in any capacity other than as a director. If the Plan is not administered by the Board, none of the members of the Plan Administrator shall be an officer or other employee of the Company. It is the intention of the Company that the Plan, if not administered by the Board, shall be administered by a committee having two or more "Non-Employee Directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), but the authority and validity of any act taken or not taken by the Plan Administrator shall not be affected if any person administering the Plan is not a Non-Employee Director. Except as specifically reserved to the Board under the terms of the Plan, the Plan Administrator shall have full and final authority to operate, manage and administer the Plan on behalf of the Company. Action by the Plan Administrator shall require the affirmative vote of a majority of all members thereof.

2.2 POWERS OF THE PLAN ADMINISTRATOR.   Subject to the terms and conditions of the Plan, the Plan Administrator shall have the power:

(a) To determine from time to time the persons eligible to receive Awards and the Awards to be granted to such persons under the Plan and to prescribe the terms, conditions, restrictions, if any, and provisions (which need not be identical) of each Award granted under the Plan to such persons;

(b) To construe and interpret the Plan and Awards granted thereunder and to establish, amend, and revoke rules and regulations for administration of the Plan. In this connection, the Plan Administrator may correct any defect or supply any omission, or reconcile any inconsistency in the Plan, or in any Award agreement, in the manner and to the extent it shall deem necessary or expedient to make the Plan fully effective. All decisions and determinations by the Plan Administrator in the exercise of this power shall be final and binding upon the Company and Award holders;

(c) To make, in its sole discretion, changes to any outstanding Award granted under the Plan, including but not limited to: (i) reducing the purchase price for any option, subject to approval of stockholders of the Company, (ii) accelerating the vesting schedule or the lapse of restrictions of such Award (except with respect to the 4-year period described in Section 6.1 for Restricted Stock Awards, Section 6.8 for Restricted Stock Units, and Section 7.1 for Performance Awards, unless such change is pursuant to Section 8.3 or Section 8.4), (iii) changing any applicable Performance Factors or related goals during a performance period, or (iv) extending the expiration date of such Award; and

(d) Generally, to exercise such powers and to perform such acts as are deemed necessary or expedient to promote the best interests of the Company with respect to the Plan.

SECTION 3. STOCK

3.1 STOCK TO BE ISSUED.   The stock subject or related to the Awards granted under the Plan shall be shares of the Company's authorized but unissued common stock, without par value (the "Common Stock"). The total number of shares that may be issued pursuant to Awards granted under the Plan shall not exceed an aggregate of 5,674,000 shares of Common Stock (the "Reserve Limit"); provided, however, that (a) any shares of Common Stock issued in connection with Awards granted under Section 6 (other than Section 6.8), and any shares of Common Stock by which Awards granted under Section 6.8 or Section 7 are measured, will be counted against the Reserve Limit (i) as one and eight-tenths (1.8) shares of Common Stock for every one share so issued or by which such Award is so measured for Awards granted prior to March 12, 2008, (ii) as two and two tenths (2.2) shares of Common Stock for every one share so issued or by which such Award is so measured for Awards granted on or after March 12, 2008 but before April 30, 2010, and (iii) as one and eighty-three hundredths (1.83) shares of Common Stock for every one share so issued or by which such Award is so measured for Awards granted on or after April 30, 2010, and (b) the class and aggregate number of shares of Common Stock which may be subject to Awards granted under the Plan shall be subject to adjustment as provided in Section 8 hereof. As of April 21, 2006, the date the Plan was first approved by stockholders of the Company, no additional awards shall be permitted to be granted from the 1998 Plan or from the UK Approved Part of the 1998 Plan (the "UK Plan") and all unexpired awards granted from the 1998 Plan and UK Plan shall continue in full force and operation except as they may be exercised, be terminated or lapse, by their own terms and conditions. Notwithstanding anything to the contrary in the foregoing, to the extent that any Award by its terms may only be satisfied in cash (and not in shares of Common Stock), such Award will not count against the Reserve Limit. To the extent that any Award may be satisfied in cash or shares of Common Stock at the option of the Company or the Plan Administrator, such Award shall count against the Reserve Limit unless and until the Company or the Plan Administrator elects to settle such Award in cash (or partially in cash), at which time the shares subject to such Award (to the extent settled in cash) may again be the subject of Awards under the Plan pursuant to Section 3.2.

3.2 EXPIRATION, CANCELLATION OR TERMINATION OF AWARD; SETTLEMENT IN CASH. henever any outstanding Award under the Plan expires, is cancelled or is otherwise terminated (other than by exercise or payment), the shares of Common Stock allocable to the portion of such Award that has expired, has been cancelled or has been otherwise terminated, may again be the subject of Awards under the Plan. Whenever payment of any outstanding Award under the plan is made in whole or in part in cash, any shares of Common Stock that were previously counted toward the Reserve Limit pursuant to Section 3.1 with respect to the portion of such Award that was so paid may again be the subject of Awards under the Plan.

3.3 LIMITATION ON GRANTS. n no event may any Plan participant be granted Awards with respect to more than 150,000 shares of Common Stock in any calendar year (subject to adjustment as provided in Section 8 hereof). The number of shares of Common Stock issuable pursuant to or otherwise related to an Award granted to a Plan participant in a calendar year that is subsequently forfeited, cancelled or otherwise terminated, shall continue to count toward the foregoing limitation in such calendar year. In addition, if the purchase price of shares of Common Stock subject to an option is subsequently reduced, the transaction shall be deemed a cancellation of the original Award and the grant of a new one so that both transactions shall count toward the maximum shares issuable in the calendar year of each respective transaction.

SECTION 4. ELIGIBILITY

4.1 PERSONS ELIGIBLE. ncentive Stock Options under the Plan may be granted only to officers and other employees of the Company or any parent or subsidiary of the Company. Any other type of Award may be granted to officers or other employees of the Company or any parent or subsidiary of the Company, and to non-employee members of the Board and independent contractors who render services to the Company or any such parent or subsidiary (regardless of whether they are employees).

SECTION 5. STOCK OPTIONS

5.1 GREATER-THAN-TEN-PERCENT STOCKHOLDERS. xcept as may otherwise be permitted by the Code or other applicable law or regulation, no Incentive Stock Option shall be granted to an individual who, at the time the option is granted, owns (including ownership attributed pursuant to Section 424(d) of the Code) more than ten percent of the total combined voting power of all classes of stock of the Company or any parent or subsidiary (a "greater-than-ten-percent stockholder"), unless such Incentive Stock Option provides that (i) the purchase price per share shall not be less than one hundred ten percent of the fair market value of the Common Stock at the time such option is granted, and (ii) that such option shall not be exercisable to any extent after the expiration of five years from the date it is granted.

5.2 MAXIMUM AGGREGATE FAIR MARKET VALUE. he aggregate fair market value (determined at the time the option is granted) of the shares of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any optionee during any calendar year (under the Plan and any other plans of the Company or any parent or subsidiary for the issuance of incentive stock options) shall not exceed $100,000 (or such greater amount as may from time to time be permitted with respect to Incentive Stock Options by the Code or any other applicable law or regulation). Any Incentive Stock Option granted in excess of the foregoing limitation shall be specifically designated as being a Nonqualified Option.

5.3 TERMINATION OF EMPLOYMENT OR OTHER RELATIONSHIP WITH COMPANY.   xcept as may otherwise be determined by the Plan Administrator either in connection with the relevant Award or otherwise, options shall terminate on the earlier of:

(a) the date of expiration thereof;

(b) immediately upon the termination of the optionee's employment with or performance of services for the Company (or any parent or subsidiary of the Company) by the Company (or any such parent or subsidiary) for cause (as determined by the Company or such parent or subsidiary); or

(c) thirty (30) days after termination of the optionee's employment with or performance of services for the Company (or any parent or subsidiary of the Company) without cause or voluntarily by the optionee other than as a result of death or retirement in good standing for reasons of age or disability under the then-established rules of the Company; provided, however, that (i) during any period after such termination of employment or service before termination of an optionee's option, the optionee shall have the right to exercise such option only to the extent that the optionee was entitled to exercise such option immediately prior to such termination of employment or performance of services; and (ii) Nonqualified Options granted to persons who are not employees of the Company (or any parent or subsidiary of the Company) need not, unless the Plan Administrator determines otherwise, be subject to the provisions set forth in subsections 5.3(b) and (c).

As used herein, "cause" shall mean (w) any material breach by the optionee of any agreement to which the optionee and the Company (or any parent or subsidiary of the Company) are both parties, (x) any act or omission to act by the optionee which may have a material and adverse effect on the business of the Company (or any such parent or subsidiary) or on the optionee's ability to perform services for the Company (or any such parent or subsidiary), including, without limitation, the commission of any crime (other than ordinary traffic violations), (y) any material misconduct or material neglect of duties by the optionee in connection with the business or affairs of the Company (or any such parent or subsidiary) or any affiliate of the Company (or any such parent or subsidiary) or (z) as it is defined in any employment agreement or consulting agreement between the optionee and the Company (or any such parent or subsidiary).

5.4 DEATH OR RETIREMENT OF OPTIONEE.   In the event of the death of the holder of an option that is subject to subsection (b) or (c) of Section 5.3 above prior to termination of the optionee's employment with or performance of services for the Company (or any parent or subsidiary of the Company) and before the date of expiration of such option, such option shall terminate on the earlier of such date of expiration or one year following the date of such death. After the death of the optionee, his executors, administrators or any person or persons to whom his option may be transferred by will or by the laws of descent and distribution shall have the right, at any time prior to such termination, to exercise the option to the extent the optionee was entitled to exercise such option at the time of his death.

If, before the date of the expiration of an option that is subject to subsection (b) or (c) of Section 5.3 above, the optionee shall be retired in good standing from the Company for reasons of age or disability under the then-established rules of the Company, except as may otherwise be determined by the Plan Administrator either in connection with the relevant Award or otherwise, the option shall terminate on the earlier of such date of expiration or ninety (90) days after the date of such retirement In the event of such retirement, except as may otherwise be determined by the Plan Administrator either in connection with the relevant Award or otherwise, the optionee shall have the right prior to the termination of such option to exercise the option to the extent to which he was entitled to exercise such option immediately prior to such retirement.

5.5 OPTION AGREEMENT.   Each option agreement shall be in writing and shall contain such terms, conditions, restrictions (if any), and provisions as the Plan Administrator shall from time to time deem appropriate. Such provisions or conditions may include, without limitation, restrictions on transfer, repurchase rights, or such other provisions as shall be determined by the Plan Administrator; provided, however, that such additional provisions shall not be inconsistent with any other term or condition of the Plan and such additional provisions shall not cause any Incentive Stock Option granted under the Plan to fail to qualify as an incentive stock option within the meaning of Section 422 of the Code. Option agreements need not be identical, but each option agreement by appropriate language shall include the substance of the provisions contained in this Section 5 and other relevant sections of the Plan.

5.6 EXPIRATION OF OPTION.   Notwithstanding any other provision of the Plan or of any option agreement, each option shall expire on the date specified in the option agreement, which date shall not be later than the seventh (7) anniversary (fifth anniversary in the case of a greater-than-ten-percent stockholder granted an Incentive Stock Option) of the date on which the option was granted.

5.7 PURCHASE PRICE.   The purchase price per share under each option shall be determined by the Plan Administrator at the time the option is granted, which shall not be less than the fair market value of a share of Common Stock on the date the option is granted; provided, however, that (a) the purchase price of any Incentive Stock Option to a greater-than-ten-percent stockholder shall be 110% of such fair market value, and (b) the Plan Administrator has the authority to reduce the purchase price of any option subject to approval of such reduction by the stockholders of the Company. For purposes of the Plan, the fair market value of a share of Common Stock shall be the closing price per share on the applicable date as reported by a nationally recognized stock exchange, or, if shares of Common Stock are not listed on such an exchange, the mean of the bid and asked prices per share on the applicable date as reported by the National Association of Securities Dealers ("NASD"), or, if shares of Common Stock are not reported by NASD, the fair market value as determined by the Plan Administrator.

5.8 EXERCISE.   Each option may be exercised, so long as it is valid and outstanding, from time to time in part or as a whole, subject to any limitations with respect to the number of shares of Common Stock for which the option may be exercised at a particular time and to such other conditions as the Plan Administrator in its discretion may specify upon granting the option.

5.9 METHOD OF EXERCISE.   Any option granted under the Plan may be exercised by the optionee by delivering to the Company on any business day a written notice specifying the number of shares of Common Stock the optionee then desires to purchase and specifying the address to which the certificates for such shares are to be mailed (the "Notice"), accompanied by payment for such shares.

5.10 PAYMENT OF PURCHASE PRICE.   Payment for the shares of Common Stock purchased pursuant to the exercise of an option shall be made either by (i) cash or check equal to the option price for the number of shares specified in the Notice, (ii) with the consent of the Plan Administrator, other shares of Common Stock that have a fair market value on the date of surrender not greater than the aggregate purchase price of the shares as to which such option shall be exercised, (iii) with the consent of the Plan Administrator, delivery of such documentation as the Plan Administrator and the broker, if applicable, shall require to effect an exercise of the option and delivery to the Company of the sale or loan proceeds required to pay the purchase price, (iv) with the consent of the Plan Administrator, such other consideration which is acceptable to the Plan Administrator and which has a fair market value equal to the purchase price of such shares, or (v) with the consent of the Plan Administrator, a combination of (i), (ii), (iii) or (iv). For the purpose of the preceding sentence, the fair market value per share of Common Stock so delivered to the Company shall be determined in the manner specified in Section 5.7. As promptly as practicable after receipt of the Notice and accompanying payment, the Company shall deliver to the optionee certificates for the number of shares of Common Stock with respect to which such option has been so exercised, issued in the optionee's name; provided, however, that such delivery shall be deemed effected for all purposes when the Company or a stock transfer agent of the Company shall have deposited such certificates in the United States mail, addressed to the optionee, at the address specified in the Notice.

5.11 TRANSFERABILITY OF OPTIONS.   Options shall not be transferable by the optionee other than by will or under the laws of descent and distribution, and shall be exercisable, during his lifetime, only by the optionee. Notwithstanding the foregoing, the Plan Administrator may, in its sole discretion, permit the transfer or assignment of a Nonqualified Option by the original optionee for no consideration to: (i) any member of the optionee's Immediate Family; (ii) any trust solely for the benefit of members of the optionee's Immediate Family; (iii) any partnership whose only partners are members of the optionee's Immediate Family; or (iv) any limited liability company or corporate entity whose only members or other equity owners are members of the optionee's Immediate Family. For purposes of the Plan, "Immediate Family" means an optionee's parents, spouse, children and grandchildren. Nothing contained in this Section shall be construed to require the Plan Administrator to give its approval to any transfer or assignment of any Nonqualified Option or portion thereof, and approval to transfer or assign any Nonqualified Option does not mean that such approval will be given with respect to any other Nonqualified Option or portion thereof. The transferee or assignee of any Nonqualified Option shall be subject to all of the terms and conditions applicable to such Nonqualified Option immediately prior to the transfer or assignment and shall be subject to any conditions prescribed by the Plan Administrator with respect to such Nonqualified Option. In particular, and without limiting the generality of the foregoing, the termination of employment, retirement or death of the original optionee shall continue to determine the term and time for exercise of such Nonqualified Option for purposes of Sections 5.3 and 5.4.

5.12 RIGHTS OF OPTIONEES.   No optionee shall be deemed for any purpose to be the owner of any shares of Common Stock subject to any option unless and until the option shall have been exercised pursuant to the terms thereof, and the Company shall have issued and delivered certificates representing such shares to the optionee.

SECTION 6. RESTRICTED STOCK AND RESTRICTED STOCK UNITS

6.1 RESTRICTED STOCK AWARDS.   The Plan Administrator may grant Restricted Stock to any person eligible to participate in the Plan in accordance with Section 4.1 in such number of shares of Common Stock, and on such terms, conditions and restrictions, whether based on performance standards, periods of service, retention by the Restricted Stock holder of ownership of purchased or designated shares of Common Stock or other criteria, as the Plan Administrator shall establish. If the Plan Administrator determines to make performance-based Awards of Restricted Stock under this Section 6 to "covered employees" (as defined in Section 162(m) of the Code), the Plan Administrator shall cause to be set forth in the applicable Award agreement one or more of the Performance Factors (defined in Section 7.1(f)) that will be used to measure performance, and the specific performance goals applicable to each Performance Factor so selected. Each Restricted Stock Award shall be subject to a restriction period of a minimum of 4 years from the date of grant; provided, however, that notwithstanding the foregoing requirement as to the duration of the restriction period (a) the shares of Common Stock subject to such Award may become non-forfeitable according to the terms of such award during the 4-year (or longer) restriction period in installments as a result of the passage of time or other basis, and (b) the provisions of Section 8.3 or 8.4 can be applied during the 4-year (or longer) restriction period. For purposes of Sections 6.1 to 6.7, a "restriction period" means the period during which all or a portion of the shares of Common Stock subject to the Restricted Stock Award shall be forfeitable by the Award holder, as set forth in the Award agreement. The terms of any Restricted

Stock Award granted under this Plan shall be set forth in an Award agreement which shall contain provisions determined by the Plan Administrator and not inconsistent with this Plan.

6.2 ISSUANCE OF RESTRICTED SHARES. As soon as practicable after the date of grant of Restricted Stock by the Plan Administrator, the Company shall cause to be transferred on the books of the Company, or its agent, shares of Common Stock, registered on behalf of the Restricted Stock holder, evidencing the Restricted Stock covered by the Award, but subject to forfeiture to the Company as of the date of grant if an Award agreement with respect to the Restricted Stock covered by the Award is not duly executed by the Restricted Stock holder and timely returned to the Company. All shares of Common Stock covered by Awards under this Section 6 shall be subject to the restrictions, terms and conditions contained in the Plan and the Award agreement entered into by the Restricted Stock holder. Until the lapse or release of all restrictions applicable to an Award of Restricted Stock, the share certificates representing such Restricted Stock may be held in custody by the Company, its designee, or, if the certificates bear a restrictive legend, by the Restricted Stock holder. Upon the lapse or release of all restrictions with respect to an Award as described in Section 6.5, one or more share certificates, registered in the name of the Restricted Stock holder, for an appropriate number of shares as provided in Section 6.5, free of any restrictions set forth in the Plan and the Award agreement, shall be delivered to the Restricted Stock holder.

6.3 SHAREHOLDER RIGHTS. Beginning on the date of grant of the Restricted Stock and subject to execution of the Award agreement as provided in Section 6.2, the Restricted Stock holder shall become a shareholder of the Company with respect to all shares subject to the Award agreement and shall have all of the rights of a shareholder, including, but not limited to, the right to vote such shares and the right to receive dividends; provided, however, that any shares of Common Stock distributed as a dividend or otherwise with respect to any Restricted Stock as to which the restrictions have not yet lapsed, shall be subject to the same restrictions as such Restricted Stock and held or restricted as provided in Section 6.2.

6.4 RESTRICTION ON TRANSFERABILITY. None of the shares of Restricted Stock may be assigned or transferred (other than by will or the laws of descent and distribution), pledged or sold prior to lapse of the restriction period applicable thereto. Notwithstanding the foregoing, the Plan Administrator may, in its sole discretion, permit the transfer of shares of Restricted Stock by the original Award holder for no consideration to: (i) any member of the Award holder's Immediate Family; (ii) any trust solely for the benefit of members of the Award holder's Immediate Family; (iii) any partnership whose only partners are members of the Award holder's Immediate Family; or (iv) any limited liability company or corporate entity whose only members or other equity owners are members of the Award holder's Immediate Family. Nothing contained in this Section shall be construed to require the Plan Administrator to give its approval to any transfer or assignment of any Restricted Stock Award or portion thereof, and approval to transfer or assign any Restricted Stock Award does not mean that such approval will be given with respect to any other Restricted Stock Award or portion thereof. The transferee or assignee of any Restricted Stock Award shall be subject to all of the terms and conditions applicable to such Restricted Stock Award immediately prior to the transfer or assignment, including but not limited to the satisfactory completion of the restriction period, and shall be subject to any conditions prescribed by the Plan Administrator with respect to such Restricted Stock Award.

6.5 DELIVERY OF SHARES UPON VESTING. Upon expiration or earlier termination of the restriction period without a forfeiture and the satisfaction of or release from any other conditions prescribed by the Plan Administrator, or at such earlier time as provided under the provisions of Section 6.7, the shares of Restricted Stock shall no longer be forfeitable. As promptly as administratively feasible thereafter, the Company shall deliver to the Restricted Stock holder or, in case of the Restricted Stock holder's death, to the holder's beneficiary, one or more share certificates for the appropriate number of shares of Common Stock, free of the forfeiture restrictions that expired as of the end of the restriction period. The Company may, in it sole discretion, elect to satisfy the minimum tax withholding requirements described in Section 9.4 by withholding from the shares of Common Stock to be issued a number of shares with an aggregate fair market value (as of the date the withholding is effected) that would satisfy the withholding amount due with respect to such Award. For the purpose of the preceding sentence, the fair market value per share of Common Stock shall be determined in the manner specified in Section 5.7.

6.6 FORFEITURE OF RESTRICTED STOCK.   Subject to Section 6.7, all Restricted Stock shall be forfeited and returned to the Company and all rights of the Restricted Stock holder with respect to such Restricted Stock shall terminate unless the Restricted Stock holder continues employment with or performance of services for the Company (or any parent or subsidiary of the Company) until the expiration of the restriction period for such Restricted Stock and satisfies any and all other conditions set forth in the Award agreement or as may be otherwise determined by the Plan Administrator. Subject to Section 6.1, the Plan Administrator shall determine the restriction period (which may, but need not, lapse in installments) and any other terms and conditions applicable with respect to any Restricted Stock Award.

6.7 WAIVER OF RESTRICTION PERIOD.   The Plan Administrator may, in its sole discretion, waive the restriction period and any other conditions set forth in any Award agreement under appropriate circumstances (including the death, disability or retirement of the Restricted Stock holder or a material change in circumstances arising after the date of an Award) and subject to such terms and conditions (including forfeiture of a proportionate number of the shares of Restricted Stock) as the Plan Administrator shall deem appropriate.

6.8 RESTRICTED STOCK UNIT AWARDS.   Without limiting the generality of the foregoing provisions of this Section 6, and subject to such terms, limitations and restrictions as the Plan Administrator may impose, the Plan Administrator may grant Restricted Stock Units to any person eligible to participate in the Plan in accordance with Section 4.1, representing the right to receive shares of Common Stock, a cash payment measured by the value of shares of Common Stock, or both in the future subject to the achievement of one or more goals relating to the completion of service by the Restricted Stock Unit holder and/or the achievement of performance or other objectives. If the Plan Administrator determines to make performance-based Awards of Restricted Stock Units under this Section 6.8 to "covered employees" (as defined in Section 162(m) of the Code), the Plan Administrator shall cause to be set forth in the applicable Award agreement one or more of the Performance Factors (defined in Section 7.1(f)) that will be used to measure performance, and the specific performance goals applicable to each Performance Factor so selected. Restricted Stock Unit Awards shall be subject to the restrictions, terms and conditions contained in the Plan and the applicable Award agreements entered into by the appropriate Restricted Stock Unit holders. Until the end of the restriction period applicable to an Award of Restricted Stock Units, no shares of Common Stock shall be issued or cash payment made with respect to such Awards and no Restricted Stock Unit holder shall have any rights as a stockholder of the Company with respect to the shares of Common Stock covered by such Restricted Stock Unit Award. Payments of Restricted Stock Unit awards shall be made in cash, shares of Common Stock, or a combination of cash and Common Stock, in the discretion of the Plan Administrator. As of the end of the restriction period applicable to a Restricted Stock Unit Award or at a later date if distribution has been deferred under another Company plan (if any), one or more share certificates, registered in the name of the Restricted Stock Unit holder, for an appropriate number of shares, free of any restrictions that expired as of the end of the restriction period, shall be delivered to the Restricted Stock Unit holder and/or the appropriate cash payment shall be made to the Restricted Stock Unit holder. A Restricted Stock Unit Award shall not be contingent on any payment by or consideration from the Restricted Stock Unit holder other than the rendering of services. Each Restricted Stock Unit Award shall be subject to a restriction period of a minimum of 4 years from the date of grant; provided, however, that (a) the Award may become non-forfeitable according to the terms of such award during the 4-year (or longer) restriction period in installments as a result of the passage of time or other basis; (b) the provisions of Section 8.3 or 8.4 can be applied during the 4-year (or longer) restriction period; and (c) the Plan Administrator may set forth in the applicable Award agreement provisions that allow for payment of some or all of the Restricted Stock Units prior to the end of the applicable restriction period in circumstances that, to the extent necessary, comply with the conditions in Section 409A of the Code to avoid the tax and related interest for non-compliance set forth in such Section. For purposes of this Section 6.8, a "restriction period" means the period during which all or a portion of the Restricted Stock Unit Award shall be forfeitable by the Award holder, as set forth in the Award agreement.

6.9 RESTRICTED STOCK AWARDS TO NON-EMPLOYEE DIRECTORS.

(a) GRANT OF AWARD UPON ELECTION TO THE BOARD.   Each non-employee director joining the Board at or subsequent to the meeting of the Company's stockholders at which the Plan is approved (the "Approval Meeting") shall automatically be granted, upon such non-employee director joining the Board, an initial Restricted Stock Award equal in value to an amount determined by the Board from time to time, determined as of the grant date. Such Award shall become non-forfeitable in four (4) equal annual installments of twenty five percent (25%) per year beginning on the first anniversary of the date of grant.

(b) GRANT OF AWARD UPON RE-ELECTION TO BOARD OR CONTINUATION ON THE BOARD.   Each non-employee director who shall be re-elected by the stockholders of the Company to the Board at or subsequent to the Approval Meeting shall automatically be granted, immediately following the meeting of stockholders at which such non-employee director shall be re-elected, a Restricted Stock Award equal in value to an amount determined by the Board from time to time, determined as of the grant date. In addition, each non-employee director whose term of office shall not expire at any annual meeting of stockholders or special meeting in lieu thereof subsequent to the Approval Meeting and who shall remain a non-employee director after such meeting shall automatically be granted, immediately following such meeting, a Restricted Stock Award equal in value to an amount determined by the Board from time to time, determined as of the grant date. Each Award described in this subsection (b) shall become non-forfeitable in full in four (4) equal annual installments of twenty five percent (25%) per year beginning on the first anniversary of the date of grant.

(c) DETERMINATION OF VALUE.   For purposes of this Section 6.9, value shall be based on the fair market value of a share of Common Stock as determined in the manner specified in Section 5.7.

SECTION 7. PERFORMANCE AND OTHER STOCK-BASED AWARDS

7.1 PERFORMANCE AWARDS.

(a) AWARD PERIODS AND CALCULATIONS OF POTENTIAL INCENTIVE AMOUNTS.   The Plan Administrator may grant Awards to any person eligible to participate in the Plan in accordance with Section 4.1, representing the right to receive a payment contingent upon the extent to which certain predetermined performance targets have been met during an Award Period and measured by the fair market value of a specified number of shares of Common Stock, increases in such fair market value during the Award Period and/or a fixed cash amount (a "Performance Award"). Fair market value shall have the same meaning as set forth in Section 5.7. Each Performance Award shall have an Award Period that is a minimum of 4 years from the date of grant; provided, however, that (i) the award may become non-forfeitable according to the terms of such award during the 4-year (or longer) Award Period in installments as a result of the passage of time or other basis; (ii) the provisions of Section 8.3 or 8.4 can be applied during the 4-year (or longer) restriction period, and (iii) the Plan Administrator may set forth in the applicable Award agreement provisions that allow for payment of some or all of the Award prior to the end of the applicable Award Period in circumstances that, to the extent necessary, comply with the conditions in Section 409A of the Code to avoid the tax and related interest for non-compliance set forth in such Section. For purposes of this Section 7, an "Award Period" means the period during which all or a portion of an Award shall be forfeitable by the Award holder, as set forth in the Award agreement. The Plan Administrator, in its discretion and under such terms as it deems appropriate, may permit newly eligible individuals, such as those who are promoted or newly hired, to receive Performance Awards after an Award Period has commenced.

(b) PERFORMANCE TARGETS.   The performance targets may include such goals related to the performance of the Company or, where relevant, any parent or subsidiary and/or the performance of the Performance Award holder, as may be established by the Plan Administrator in its discretion. In the case of Performance Awards to "covered employees" (as defined in Section 162(m) of the Code), the Plan Administrator shall cause to be set forth in the applicable Award agreement one or more of the Performance Factors (defined in subsection (f), below) that will be used to measure performance, and the specific performance goals applicable to each Performance Factor so selected. The performance targets established by the Plan Administrator may vary for different Award Periods and need not be the same for each Performance Award holder receiving a Performance Award in an Award Period. Except to the extent inconsistent with the performance-based compensation exception under Section 162(m) of the Code, in the case of Performance Awards granted to employees to whom such section is applicable, the Plan Administrator in its discretion but only under extraordinary circumstances as determined by the Plan Administrator, may change any prior determination of performance targets for any Award Period at any time prior to the final determination of the Award when events or transactions occur to cause the performance targets to be an inappropriate measure of achievement.

(c) EARNING PERFORMANCE AWARDS.   The Plan Administrator, at or as soon as practicable after the date of grant, shall prescribe a formula to determine the percentage of the Performance Award to be earned based upon the degree of attainment of the applicable performance targets.

(d) PAYMENT OF EARNED PERFORMANCE AWARDS.   Payments of earned Performance Awards shall be made in cash, shares of Common Stock, or a combination of cash and Common Stock, in the discretion of the Plan Administrator. The Plan Administrator, in its sole discretion, may define and set forth in the applicable Award agreement such terms and conditions with respect to the payment of earned Performance Awards as it may deem desirable.

(e) TERMINATION OF EMPLOYMENT OR OTHER RELATIONSHIP WITH COMPANY.   In the event of a termination of the Performance Award holder's employment with or performance of services for the Company (or any parent or subsidiary of the Company), the holder's Performance Awards shall be forfeited; provided, however, that the Plan Administrator may set forth in the applicable Award agreement provisions that allow for payment of some or all of the Performance Award prior to the end of the applicable performance period in circumstances that, to the extent necessary, comply with the conditions in Section 409A of the Code to avoid the tax and related interest for non-compliance set forth in such Section or for such other reasons as the Plan Administrator deems appropriate.

(f) DEFINITION OF PERFORMANCE FACTORS. "Performance Factors" means the factors selected by the Plan Administrator from time to time, including, but not limited to, the following measures to determine whether the performance goals established by the Plan Administrator and applicable to Awards have been satisfied: revenue; net revenue; revenue growth; net revenue growth; earnings before interest, taxes, depreciation and amortization ("EBITDA"); funds from operations; funds from operations per share; operating income (loss); operating income growth; operating cash flow; net income; net income growth; pre- or after-tax income (loss); cash available for distribution; cash available for distribution per share; cash and/or cash equivalents available for operations; net earnings (loss); earnings (loss) per share; earnings per share growth; return on equity; return on assets; share price performance; total shareholder return; total shareholder return growth; economic value added; improvement in cash-flow; and confidential business unit objectives.

7.2 GRANT OF OTHER STOCK-BASED AWARDS. Other stock-based awards, consisting of stock purchase rights (with or without loans to individuals by the Company containing such terms as the Plan Administrator shall determine), Awards of shares of Common Stock, or Awards valued in whole or in part by reference to, or otherwise based on, shares of Common Stock, may be granted either alone or in addition to or in conjunction with other Awards under the Plan. Subject to the provisions of the Plan, the Plan Administrator shall have sole and complete authority to determine the persons to whom and the time or times at which such Awards shall be made, the number of shares of Common Stock to be granted pursuant to such Awards, and all other conditions of the Awards. Any such Award shall be confirmed by an Award agreement executed by the Plan Administrator and the Award recipient, which Award agreement shall contain such provisions as the Plan Administrator determines to be necessary or appropriate to carry out the intent of the Plan with respect to such Award. Payments of other stock-based awards shall be made in cash, shares of Common Stock, or a combination of cash and Common Stock, in the discretion of the Plan Administrator.

7.3 TERMS OF OTHER STOCK-BASED AWARDS. In addition to the terms and conditions specified in the Award agreement, Awards made pursuant to Section 7.2 shall be subject to the following:

(a) Any shares of Common Stock subject to Awards made under Section 7.2 may not be sold, assigned, transferred, pledged or otherwise encumbered prior to the date on which the shares are issued, or, if later, the date on which any applicable restriction, performance or deferral period lapses; and

(b) If specified by the Plan Administrator in the Award agreement, the recipient of an Award under Section 7.2 shall be entitled to receive, currently or on a deferred basis, interest or dividends or dividend equivalents with respect to the shares of Common Stock or other securities covered by the Award; and

(c) The Award agreement with respect to any Award shall contain provisions addressing the disposition of such Award in the event of the termination of the Award holder's employment with or performance of services for the Company (or any parent or subsidiary of the Company) prior to the exercise, realization or payment of such Award, whether such termination occurs because of retirement, disability, death or other reason, with such provisions to take account of the specific nature and purpose of the Award (including but not limited to satisfying the conditions in Section 409A of the Code to avoid the tax and related interest for non-compliance set forth in such Section).

SECTION 8. CHANGES IN COMPANY'S CAPITAL STRUCTURE AND CORPORATE TRANSACTIONS

8.1 RIGHTS OF COMPANY.   The existence of outstanding Awards shall not affect in any way the right or power of the Company or its stockholders to make or authorize, without limitation, any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, or any issue of Common Stock, or any issue of bonds, debentures, preferred or prior preference stock or other capital stock ahead of or affecting the Common Stock or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

8.2 RECAPITALIZATIONS, STOCK SPLITS AND DIVIDENDS.   If the Company shall effect a subdivision or consolidation of shares or other capital readjustment, the payment of a stock dividend, or other increase or reduction of the number of shares of Common Stock outstanding, in any such case without receiving compensation therefor in money, services or property, then (i) the number, class, and price per share of shares of stock subject to outstanding Awards hereunder shall be appropriately adjusted in such a manner as to entitle an Award holder to receive upon exercise of the Award or as otherwise provided under the terms of the Award, for the same aggregate cash consideration (if any), the same total number and class of shares of Common Stock as he would have received as a result of the event requiring the adjustment had he exercised his Award in full, or as he would have received otherwise as determined under the terms of the Award, immediately prior to such event; and (ii) the number and class of shares of Common Stock with respect to which Awards may be granted under the Plan and the number and class of shares set forth in Section 3.3 shall be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and compliance with applicable securities laws; provided, however, that fractions of a share of Common Stock will not be issued but will either be replaced by a cash payment equal to the fair market value of such fraction of a share of Common Stock or will be rounded down to the nearest whole share, as determined by the Plan Administrator.

8.3 MERGER WITHOUT CHANGE OF CONTROL.   After a merger of one or more corporations with or into the Company or after a consolidation of the Company and one or more corporations in which the stockholders of the Company immediately prior to such merger or consolidation own after such merger or consolidation shares representing (either by remaining outstanding or by being converted into other voting securities of the surviving entity) at least fifty percent (50%) of the voting power of the Company or the surviving or resulting corporation, as the case may be, (a) each holder of an outstanding Award that is an Incentive Stock Option or a Nonqualified Option (individually, an "Option" and collectively, "Options") shall be entitled to receive, in lieu of the shares of Common Stock as to which such Option was exercisable immediately prior to such event, upon exercise and at no additional cost, the number and class of shares of stock or other securities, cash or property (including, without limitation, shares of stock or other securities of another corporation or Common Stock) to which such holder would have been entitled pursuant to the terms of the agreement of merger or consolidation if, immediately prior to such merger or consolidation, such holder had been the holder of record of a number of shares of Common Stock equal to the number of shares for which such Option shall be so exercised; and (b) each holder of an outstanding Award that is not an Option shall be entitled to receive, upon and after the merger or consolidation and at no additional cost, a payment of the applicable number and class of shares of stock (the "Payment Shares"), or cash equivalent thereof, based on the specified number of shares of Common Stock set forth in the Award (the "Underlying Shares") and pursuant to the terms and conditions of the Award in effect immediately prior to the merger or agreement, but modified so that the number or class of Underlying Shares or Payment Shares appropriately reflects any applicable changes which are contained in the agreement of merger or consolidation.

8.4 CHANGE OF CONTROL. If the Company is merged with or into or consolidated with another corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into other voting securities of the surviving entity) at least fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or if the Company is liquidated, or sells or otherwise disposes of substantially all of its assets to another corporation or entity while Awards remain outstanding under the Plan, then in such event either:

(a) subject to the provisions of subsection (c) below, upon and after the effective date of such merger, consolidation, liquidation, sale or disposition, as the case may be, (i) each holder of an Option shall be entitled to receive, in lieu of the shares of Common Stock as to which such Option was exercisable immediately prior to such event, upon exercise and at no additional cost, the number and class of shares of stock or other securities, cash or property (including, without limitation, shares of stock or other securities of another corporation or Common Stock) to which such holder would have been entitled pursuant to the terms of the agreement of merger, consolidation, liquidation, sale or disposition if, immediately prior to such event, such holder had been the holder of record of a number of shares of Common Stock equal to the number of shares for which such Option shall be so exercised; and (ii) each holder of an outstanding Award that is not an Option shall be entitled to receive, after the merger, consolidation. liquidation, sale or disposition and at no additional cost, the appropriate number of Payment Shares or their cash equivalent, based on the applicable number of Underlying Shares and pursuant to the terms and conditions of the Award in effect immediately prior to the merger, consolidation, liquidation, sale or disposition, but modified so that the number or class of Underlying Shares or Payment Shares appropriately reflects any applicable changes which are contained in the agreement of merger, consolidation, liquidation, sale or disposition;

(b) the Plan Administrator may accelerate the time for exercise of some or all unexercised and unexpired Options or accelerate the time of payment or vesting of some or all outstanding Awards that are not Options, so that (i) such accelerated Options shall be exercisable in full from and after a date specified by the Plan Administrator which is prior to the effective date of such merger, consolidation, liquidation, sale or disposition, as the case may be, (ii) the restriction period for such Awards that are Restricted Stock shall terminate as of a date prior to or as of the effective date of such merger, consolidation, liquidation, sale or disposition, as the case may be, and (iii) such other Awards that are not Options or Restricted Stock shall be payable as of a date prior to or as of the effective date of such merger, consolidation, liquidation, sale or disposition, as the case may be; or

(c) the Plan Administrator may (i) cancel all outstanding Options as of the effective date of any such merger, consolidation, liquidation, sale or disposition provided that (A) notice of such cancellation shall be given to each holder of an Option and (B) each holder of an Option shall have the right to exercise such Option to the extent that the same is then exercisable or, if the Plan Administrator shall have accelerated the time for exercise of all unexercised and unexpired Options, in full during the 10-day period prior to the effective date of such merger, consolidation, liquidation, sale or disposition, (ii) cause some or all unvested Restricted Stock to be repurchased by the Company on the effective date of such merger, consolidation, liquidation, sale or disposition at the repurchase price therefor set forth in the relevant Award agreement or (iii) cancel some or all outstanding Awards that are not Options or Restricted Stock as of the effective date of such merger, consolidation, liquidation, sale or disposition provided that (A) notice of such cancellation shall be given to each holder of such an Award that is to be cancelled and (B) such holder shall have the right to exercise such Award to the extent that the same is then exercisable, or, if the Plan Administrator shall have accelerated the time for exercise of such Award, in full during the

10-day period prior to or as of the effective date of such merger, consolidation, liquidation, sale or disposition.

8.5 ADJUSTMENTS TO COMMON STOCK SUBJECT TO AWARDS.   Except as hereinbefore expressly provided, the issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services, either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock then subject to outstanding Awards.

8.6 MISCELLANEOUS.   Adjustments under this Section 8 shall be determined by the Plan Administrator, and such determinations shall be conclusive. No fractional shares of Common Stock shall be issued under the Plan on account of any adjustment specified above.

SECTION 9. GENERAL RESTRICTIONS

9.1 INVESTMENT REPRESENTATIONS.   The Company may require any person to whom an Award is granted, as a condition of exercising such Award, to give written assurances in substance and form satisfactory to the Company to the effect that such person is acquiring the shares of Common Stock subject to the Award for his own account for investment and not with any present intention of selling or otherwise distributing the same, and to such other effects as the Company deems necessary or appropriate in order to comply with federal and applicable state securities laws.

9.2 COMPLIANCE WITH SECURITIES LAWS.   The Company shall not be required to sell or issue any shares of Common Stock under any Award if the issuance of such shares shall constitute a violation by the Award holder or by the Company of any provision of any law or regulation of any governmental authority. In addition, in connection with the Securities Act of 1933, as now in effect or hereafter amended (the "Act"), upon exercise of any Award or issuance of shares of Common Stock pursuant to an Award, the Company shall not be required to issue such shares unless the Plan Administrator has received evidence satisfactory to it to the effect that the holder of such Award will not transfer such shares except pursuant to a registration statement in effect under such Act or unless an opinion of counsel satisfactory to the Company has been received by the Company to the effect that such registration is not required. Any determination in this connection by the Plan Administrator shall be final, binding and conclusive. In the event the shares of Common Stock issuable on exercise of an Award or otherwise pursuant to the terms of an Award are not registered under the Act, the Company may imprint upon any certificate representing shares so issued the following legend or any other legend which counsel for the Company considers necessary or advisable to comply with the Act and with applicable state securities laws:

> The shares of stock represented by this certificate have not been registered under the Securities Act of 1933 or under the securities laws of any State and may not be pledged, hypothecated, sold or otherwise transferred except upon such registration or upon receipt by the Corporation of an opinion of counsel satisfactory to the Corporation, in form and substance satisfactory to the Corporation, that registration is not required for such sale or transfer.

> The Company may, but shall in no event be obligated to, register any securities covered hereby pursuant to the Act, and in the event any shares are so registered the Company may remove any legend on certificates representing such shares. The Company shall not be obligated to take any other affirmative action in order to cause the exercise of an option and the issuance of shares pursuant thereto, or the issuance of shares with respect to any other Award, to comply with any law or regulation of any governmental authority.

9.3 EMPLOYMENT OR OTHER SERVICES OBLIGATION.   The granting of any Award shall not impose upon the Company (or any parent or subsidiary of the Company) any obligation to employ, continue to employ, or otherwise contract or continue to contract for the services of, any Award holder, and the right of the Company (or any such parent or subsidiary) to terminate the employment or services of any individual shall not be diminished or affected by reason of the fact that an Award has been granted to him/her.

9.4 WITHHOLDING TAX.   Whenever under the Plan shares of Common Stock or cash is to be delivered with respect to an Award, the Company shall be entitled to require as a condition of delivery that the Award holder remit an amount sufficient to satisfy statutory minimum federal, state and other governmental withholding tax requirements related thereto, or the Company may in it sole discretion, elect to satisfy such minimum withholding requirements by withholding from the shares of Common Stock issuable under an Award a number of shares with an aggregate fair market value (as of the date the withholding is effected) that would satisfy the withholding amount due with respect to such Award. For the purpose of the preceding sentence, the fair market value per share of Common Stock shall be determined in the manner specified in Section 5.7.

SECTION 10. CERTAIN RIGHTS OF THE COMPANY

10.1 RIGHT OF FIRST REFUSAL OR REPURCHASE.   The Plan Administrator may in its discretion provide upon the grant of any Award under the Plan that the Company shall have an option to repurchase, upon such terms and conditions as determined by the Plan Administrator, all or any number of shares of Common Stock purchased upon exercise or otherwise received upon payment of the Award, or a right of first refusal in connection with the subsequent transfer of any or all such shares. The repurchase price per share payable by the Company shall be such amount or be determined by such formula as is fixed by the Plan Administrator at the time the Award related to the shares of Common Stock subject to repurchase is first granted. In the event the Plan Administrator shall grant Awards subject to the Company's repurchase option or right of first refusal, the certificates representing the shares received pursuant to such Award shall carry a legend satisfactory to counsel for the Company referring to the Company's repurchase option or right of first refusal.

10.2 LOCKUP AGREEMENT.   The Plan Administrator may, in its discretion, specify upon granting an Award that upon request of the Company or the underwriters managing any underwritten offering of the Company's securities, the Award holder shall agree in writing that for a period of time (not to exceed 180 days) from the effective date of any registration of securities of the Company, the Award holder will not sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of, any shares of Common Stock received pursuant to such Award, without the prior written consent of the Company or such underwriters, as the case may be.

SECTION 11. AMENDMENT OR TERMINATION OF THE PLAN

The Board of Directors may modify, revise or terminate the Plan at any time and from time to time, except that without the approval of stockholders of the Company, no modification or revision shall be made to the Plan, including but not limited to changing the class of persons eligible to receive Awards or the aggregate number of shares of Common Stock issuable pursuant to the Plan, when applicable law or regulation requires such stockholder approval.

SECTION 12. NONEXCLUSIVITY OF THE PLAN

Neither the adoption of the Plan by the Board of Directors nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board of Directors to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

SECTION 13. EFFECTIVE DATE AND DURATION OF PLAN

The Plan shall become effective upon its approval by stockholders of the Company. No Award may be granted under the Plan after the tenth (10th) anniversary of the effective date. The Plan shall terminate (i) when the total amount of shares of Common Stock with respect to which Awards may be granted shall have been issued pursuant to such Awards, or (ii) by action of the Board of Directors pursuant to Section 11 hereof, whichever shall first occur, provided, however, that all unexpired Awards shall continue in force and operation after termination of the Plan, except as they may lapse or be terminated by their own terms and conditions.

SECTION 14. MISCELLANEOUS

14.1 DESIGNATION AND CHANGE OF BENEFICIARY.   Each holder of an Award that is payable in cash shall file with the Plan Administrator a written designation of one or more persons as the beneficiary who shall be entitled to receive the amounts payable with respect to the applicable Award that provides continuing rights to a beneficiary upon the Award holder's death. An Award holder may, from time to time, revoke or change his beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Plan Administrator. The last such designation received by the Plan Administrator shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Plan Administrator prior to the Award holder's death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by the Award holder, the beneficiary shall be deemed to be his or her spouse or, if the Award holder is unmarried at the time of death, his or her estate.

14.2 PAYMENTS TO PERSONS OTHER THAN AWARD HOLDERS.   If the Plan Administrator shall find that any person to whom any amount is payable under the Plan is unable to care for his or her affairs because of illness or accident, or is a minor, or is otherwise legally incompetent or incapacitated or has died, then any payment due to such person or such person's estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Plan Administrator so directs the Company, be paid to such person's spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Plan Administrator, in its absolute discretion, to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Plan Administrator and the Company therefor.

14.3 NO LIABILITY OF PLAN ADMINISTRATOR.   No member of the Plan Administrator shall be personally liable by reason of any contract or other instrument executed by such Plan Administrator member or on his or her behalf in his or her capacity as a member of the Plan Administrator nor for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Plan Administrator and each other employee, officer or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan unless arising out of such person's own fraud or willful bad faith; provided, however, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Organization or By-Laws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

14.4 GOVERNING LAW.   The Plan and all agreements hereunder shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts without regard to the principles of conflicts of law thereof.

14.5 FUNDING.   No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Award holders shall have no rights under the Plan other than as general unsecured creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees under general law.

14.6 RELIANCE ON REPORTS.   Each member of the Plan Administrator and each member of the Board shall be fully justified in relying, acting or failing or refusing to act, and shall not be liable for having so relied, acted or failed or refused to act in good faith, upon any report made by the independent public accountant of the Company and any parent or subsidiary of the Company and upon any other information furnished in connection with the Plan by any person or persons other than himself.

14.7 RELATIONSHIP TO OTHER BENEFITS.   No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company or any parent or subsidiary of the Company except as otherwise specifically provided in such other plan.

14.8 EXPENSES.   The expenses of administering the Plan shall be borne by the Company and any parent or subsidiary of the Company.

14.9 PRONOUNS.   Masculine pronouns and other words of masculine gender shall refer to both men and women.

14.10 TITLES AND HEADINGS.   The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

14.11 EMPLOYMENT OR INDEPENDENT CONTRACTOR RELATIONSHIP.   For all purposes of the Plan, an employment or independent contractor relationship between the Company (or any parent or subsidiary of the Company) and an Award holder shall be deemed to exist during any period in which the Award holder is employed by, or provides independent contractor services as a consultant or advisor to the Company (or any such parent or subsidiary). For all purposes herein, a person who transfers from employment or service with the Company to employment or service with a parent or subsidiary of the Company or vice versa shall not be deemed to have terminated employment or service with the Company, a parent or a subsidiary of the Company. Whether authorized leave of absence, or absence on military or government service, shall constitute termination of the employment or independent contractor relationship between the Company (or any parent or subsidiary of the Company) and the Award holder shall be determined by the Plan Administrator at the time thereof.

14.12 EMPLOYEES AND INDEPENDENT CONTRACTORS BASED OUTSIDE THE UNITED STATES.   Notwithstanding any provision of the Plan to the contrary, in order to foster and promote achievement of the purposes of the Plan or to comply with or take account of provisions of laws in other countries in which the Company, parent or subsidiary of the Company operates or has employees or contracts with independent contractors, or to obtain favorable tax, exchange control or regulatory (including legal) treatment for the Company, or any parent or subsidiary of the Company or any person to whom an Award has been or may be granted, the Plan Administrator, in its sole discretion, shall have the power and authority to (i) determine which employees employed outside the

United States or which independent contractors outside the United States are eligible to participate in the Plan, (ii) modify the terms and conditions of and procedures applicable to Awards granted to employees who are employed outside the United States or to independent contractors outside the United States, and (iii) establish subplans (through the addition of schedules to the Plan or otherwise), modify option exercise procedures and other terms, conditions and procedures applicable to Awards, in each case to the extent such actions may be necessary or advisable as the Plan Administrator shall determine.

SECTION 15. FRENCH SUB-PLAN; FOR INDIVIDUALS WHO ARE FRENCH RESIDENT TAXPAYERS AND/OR SUBJECT TO THE FRENCH SOCIAL SECURITY SCHEME IN FRANCE.

All Awards granted under this Section 15 (also referred to as the "French Sub-plan") to an employee who is a French resident taxpayer and/or subject to the French social security scheme in France shall comply with the terms of this French Sub-plan. The purpose of the French Sub-plan is to grant Awards that qualify for favorable income tax and social security tax treatment under French law. In the event any other provision of the Plan conflicts with a provision of this Section 15, the provision in Section 15 shall control with respect to any Award granted under Section 15. No other Award granted under the Plan shall be subject to the provisions of this Section 15.

15.1 DEFINITIONS.   The following terms shall have the following meanings for purposes of this French Sub-plan:

(a) "French Award" means, individually or collectively, a grant of Common Stock under this Section 15 to employees who are French resident taxpayers and/or subject to the French social security scheme in France.

(b) "Disability" means a physical or mental condition corresponding to the classification in the second or third categories laid down in Article L. 341-4 of the French Code de la Sécurité Sociale.

(c) "Holding Period" means a 2-year period following the applicable vesting date, during which the employee may not sell or loan his vested French Award in order to qualify for preferential income tax and social security treatment under French law.

15.2 ELIGIBILITY.   A French Award under the French Sub-plan may be granted only to an employee who is a French resident taxpayer and/or subject to the French social security scheme in France.

15.3 LIMITATION ON GRANTS UNDER THE FRENCH SUB-PLAN.   French Awards may not be granted to an employee who holds more than 10% of the Company's outstanding shares at the date of grant or an employee who would hold more than 10% of the Company's outstanding shares following the Award grant.

15.4 VESTING PERIODS.   Except in the case of the death or Disability of the employee, each French Award granted under the French Sub-plan shall vest in accordance with the following schedule:

Completed years of employment from date of grant	Cumulative vesting percentage
1	0%
2	50%
3	75%
4 or more	100%

A participant shall be 100% vested in his or her French Award in the event his or her employment is terminated by reason of death or Disability. In the event of death or Disability, the Holding Period described in Section 15.5 will not apply but the black out restrictions on sale described in Section 15.6 will continue to apply.

15.5 HOLDING PERIOD.   French Awards granted under the French Sub-plan shall include a Holding Period of two (2) years following each vesting date of the French Award in order to qualify for special tax and social security considerations under French law.

15.6 RESTRICTIONS ON SALE—BLACK OUT PERIODS.   Following the expiration of the Holding Period described in Section 15.5, French Awards may not be sold:

(a) during the then existing black out periods established by the Company which shall be made applicable to all French Awards;

(b) during the ten stock exchange trading days preceding and following the date on which the Company's consolidated accounts are made public, or failing that, the annual accounts are published;

(c) between (i) the date on which the Company's management bodies have knowledge of information which, if made public, could have a significant impact on the share price of the Common Stock; and (ii) ten stock exchange trading days following the date on which this information is published; and

(d) if the participant has non public material information about the Company and such sale would violate any applicable securities laws of the United States of America or France.

15.7 RESTRICTION ON SALE FOR OFFICERS AND DIRECTORS.   At the time of the grant of French Awards, the Plan Administrator shall if any of the participants is an officer or director of the Company either decide that such officer or director cannot sell the shares of Common Stock received after Vesting Periods before the end of his or her functions, or determine the number of shares of Common Stock received after Vesting Periods that such officer or director shall keep up to the end of his or her functions.

15.8 RESTRICTIONS ON TRANSFER.   Save for exceptions listed in Section 15.4 above, French Awards may not be transferred, assigned, pledged or hypothecated in any manner whatsoever during the Vesting Period.

15.9 OTHER COMPLIANCE WITH FRENCH TAX AND SOCIAL SECURITY LAW.   French Awards granted under the French Sub-plan must also comply with any other requirements set forth by the French tax and social security law as interpreted and supplemented by the French tax and social security guidelines in effect at the date of grant of such Awards.

*As initially approved by the Board of Directors on February 15, 2007
and by the stockholders on April 20, 2007, and
as amended by the Board of Directors on February 28, 2012*

CRA INTERNATIONAL, INC.

CASH INCENTIVE PLAN

1. **Purpose of the Plan.**   The purpose of the CRA International, Inc. Cash Incentive Plan is to promote the growth and performance of the Company by: (i) linking a portion of the total compensation for certain key employees to attainment of such corporate, subsidiary and business unit objectives as shall be approved by the Committee for each Plan Year or other Award Period; and (ii) assisting in the attraction, retention and motivation of certain key employees.

2. **Definitions.**   Wherever the following capitalized terms are used in the Plan, they shall have the meanings specified below:

"**Affiliate**" means any entity that is directly or indirectly controlled by the Company or any entity in which the Company has a significant ownership interest, as determined by the Committee.

"**Award Period**" means the Plan Year under which the Performance Award relates, or such longer period as may be specified by the Company or the Committee at the time a Performance Award is granted.

"**Board**" means the Board of Directors of the Company.

"**Change of Control**" shall have the meaning set forth in *Section 13.*

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Committee**" means a committee of the Board designated by the Board to administer the Plan which shall be comprised solely of Independent Directors.

"**Company**" means CRA International, Inc., a Massachusetts corporation.

"**Director**" means a member of the Board.

"**Employee**" means any salaried employee of the Company, any Subsidiary or any Affiliate, including any officers or Executive Officers (whether or not a Director), who is treated as an employee in the personnel records of the Company or its Subsidiaries or Affiliates for the relevant period, but shall exclude individuals who are classified by the Company, any Subsidiary or any Affiliate as (i) otherwise employed by a third party; (ii) independent contractors; or (iii) intermittent or temporary, in each case even if any such classification is changed retroactively as a result of an audit, litigation, or otherwise.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"**Executive Officer**" means a Participant the Board has designated as an executive officer of the Company for purposes of reporting under the Exchange Act.

"**Independent Director**" means a Director who is not an Employee and who qualifies as (i) a "non-employee director" under Rule 16b-3(b)(3) under the Exchange Act, (ii) an "outside director" under Section 162(m) of the Code, and (iii) an "independent director" under the rules and listing standards adopted by the NASDAQ Exchange.

"Participant" means any Employee designated by the Board, the Committee or the Chief Executive Officer of the Company to participate in the Plan for a Plan Year, a portion of a Plan Year, or a longer period.

"Performance Award" means a right to receive an incentive payment payable in cash or stock at the discretion of the Company pursuant to the terms and conditions of the Plan.

"**Performance Factors"** means the factors selected by the Committee from time to time, including, but not limited to, the following measures to determine whether the performance goals established by the Committee and applicable to Performance Awards have been satisfied: revenue; net revenue; revenue growth; net revenue growth; earnings before interest, taxes, depreciation and amortization ("EBITDA"); funds from operations; funds from operations per share; operating income (loss); operating income growth; operating cash flow; net income; net income growth; pre- or after-tax income (loss); cash available for distribution; cash available for distribution per share; cash and/or cash equivalents available for operations; net earnings (loss); earnings (loss) per share; earnings per share growth; return on equity; return on assets; share price performance; total shareholder return; total shareholder return growth; economic value added; improvement in cash-flow; and confidential business unit objectives.

"Performance Formula" means, for an Award Period, the one or more objective formulas applied against the relevant Performance Factors to determine, with regard to the Performance Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Award has been earned for the Award Period.

"Plan" means this CRA International, Inc. Cash Incentive Plan, as amended from time to time.

"Plan Year" means a fiscal year of the Company.

"Qualified Performance-Based Award" means any Performance Award or portion of a Performance Award that is intended to satisfy the requirements for "qualified performance-based compensation" under Section 162(m) of the Code.

"Subsidiary" means any entity, either directly or indirectly, of which the Company owns or controls 50% or more of the outstanding shares of stock normally entitled to vote for the election of directors or of comparable equity participation and voting power.

3. **Administration of Plan.**

a. *Powers of the Committee; Discretion.* The Plan shall be administered by the Committee. Subject to the terms of the Plan, the Committee shall have such powers and authority as may be necessary or appropriate for the Committee to carry out its functions as described in the Plan. The Committee shall have the authority in its discretion to determine: (i) which Employees shall receive Performance Awards; (ii) the amount and type of the Performance Awards; and (iii) the objectives and the other terms and conditions of such Performance Awards, including the Performance Factors and other terms and conditions of a Performance Award. Determinations by the Committee under the Plan, including without limitation, determinations of the Participants, the amount and timing of Performance Awards, the terms and provisions of Performance Awards, need not be uniform and may be made selectively among Participants who receive or are eligible to receive Performance Awards. The Committee shall have the full power, discretion and authority to interpret the Plan, to establish, amend, suspend and rescind any rules and regulations relating to the Plan and to make all other determinations that it deems necessary or advisable for the administration of the Plan. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Performance Award in the manner and to the extent it shall deem desirable to carry it into effect. All such determinations shall be final, conclusive and binding on all persons (including the Company and Participants) and for all purposes.

b. ***Board Authority.*** If the Committee does not exist, or for any other reason determined by the Board, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee.

c. ***Delegation of Authority to Senior Officers.*** The Committee may delegate, on such terms and conditions as it determines in its sole and plenary discretion, to one or more senior officers of the Company the authority to make grants of Performance Awards to officers (other than Executive Officers), employees and consultants of the Company and its Affiliates (including any prospective officer, employee or consultant). In the event that the Committee's authority is delegated to senior officers in accordance with the foregoing, all references in the Plan relating to the Committee shall be interpreted in a manner consistent with the foregoing by treating any such reference as a reference to such senior officer for such purpose. Any action undertaken in accordance with the Committee's delegation of authority hereunder shall have the same force and effect as if such action was undertaken directly by the Committee and shall be deemed for all purposes of the Plan to have been taken by the Committee.

d. ***Limitation on Liability.*** No member of the Board or Committee, nor any senior officer delegated authority by the Committee, shall be liable for any action or determination made in good faith by the Board, Committee or such senior officer with respect to the Plan or any Performance Award.

4. **Eligibility; Designation of Participants.** The Committee shall, in its sole discretion, designate within the first 90 days of an Award Period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code) which Participants will be eligible to receive Performance Awards in respect of such Award Period. However, designation of a Participant eligible to receive a Performance Award hereunder for an Award Period shall not in any manner entitle the Participant to receive payment in respect of any Performance Award for such Award Period. The determination as to whether or not such Participant becomes entitled to payment in respect of any Performance Award shall be decided solely in accordance with the provisions of this Plan. Moreover, designation of a Participant eligible to receive a Performance Award hereunder for a particular Plan Year or other Award Period shall not require designation of such Participant eligible to receive a Performance Award hereunder in any subsequent Plan Year or Award Period and designation of one person as a Participant eligible to receive a Performance Award hereunder shall not require designation of any other person as a Participant eligible to receive a Performance Award hereunder in such period or in any other period.

5. **Establishment of Performance Awards.**

a. ***General.*** Within the first 90 days of a Award Period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code), the Committee shall, with regard to the Performance Awards to be issued for such Award Period, exercise its discretion with respect to establishing Performance Awards consistent with this Plan which shall be deemed "qualified performance-based compensation" under Section 162(m) of the Code, and record the same in writing.

b. ***Performance Factors.*** Participants shall have the payout of their Performance Awards, if any, determined on the basis of the degree of achievement of Performance Factors which shall be established by the Committee in writing and which Performance Factors shall be stated in terms of the attainment of specified levels of or percentage changes (as compared to a prior measurement period) in any one or more of the Performance Factors. The Committee shall, for each Award Period, establish the Performance Factors to apply to each Participant and a formula or matrix prescribing the extent to which such Participant's incentive award shall be earned based upon the degree of achievement of such Performance Factor or Performance Factors. The Committee may determine that the Performance Award payable to any Participant shall be based upon the attainment of Performance Factors comparable to those in whole or in part applied to the results of a Subsidiary, division or business unit. With respect to Performance Awards intended to be Qualified Performance-Based Awards, the Committee shall determine the Performance Factors and any related formula or matrix for each Participant not later than 90 calendar days after the beginning of the Award Period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code).

c. ***Transfer of Employment.*** A Participant's Performance Factors may be changed by the Committee during the Award Period to reflect a change in responsibilities provided that, in the case of Performance Awards intended to be Qualified Performance-Based Awards, any such change shall be made in a manner consistent with Section 162(m) of the Code.

d. ***Modification of Performance Factors.*** The Committee is authorized at any time during the first 90 days of an Award Period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code), or any time thereafter (but only to the extent the exercise of such authority after such 90-day period (or such shorter period, if applicable) would not cause the Performance Awards granted to any Participant for the Award Period to fail to qualify as "qualified performance-based compensation" under Section 162(m) of the Code), in its sole and plenary discretion, to adjust or modify the calculation of a Performance Factor for such Award Period to the extent permitted under Section 162(m) of the Code (A) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development affecting the Company, or any of its Affiliates, Subsidiaries, divisions or operating units (to the extent applicable to such Performance Factor) or (B) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company or any of its Affiliates, Subsidiaries, divisions or operating units (to the extent applicable to such Performance Factor), or the financial statements of the Company or any of its Affiliates, Subsidiaries, divisions or operating units (to the extent applicable to such Performance Factor), or of changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles, law or business conditions.

6. **Participation by Executive Officers.**

a. ***Qualified Performance-Based Awards.*** Notwithstanding any other provisions of the Plan to the contrary, the following provisions shall be applicable to participation in the Plan by Executive Officers who are subject to Section 162(m) of the Code.

    i.   Each such Participant's Performance Award payable under this Plan for an Award Period shall be based solely on achievement of one or more of the Performance Factors as established by the Committee pursuant to *Section 5* above and the Committee shall not have the discretion provided in *Section 5* to increase the amount of the Performance Award payable under this Plan, but it shall in all cases have the ability to reduce the amount of any Performance Award that would otherwise be payable (including a reduction in such amount to zero) as set forth in *Section 7(d)*.

    ii.   With respect to each such Participant, no Performance Award intended to be a Qualified Performance-Based Award shall be payable hereunder except upon written certification by the Committee that the Performance Factors have been satisfied to a particular extent pursuant to *Section 7(c)* and that any other material terms and conditions precedent to payment of the Performance Award pursuant to the Plan have been satisfied.

b. ***Maximum Award.*** Notwithstanding any provisions of the Plan to the contrary, the maximum Performance Award payable to any Participant who is an Executive Officer for any Plan Year shall be $8,000,000; provided, however, that if such a Participant is not a Participant for the entire Plan Year, the maximum amount payable shall be pro-rated based on the number of days the individual was a Participant for the Plan Year, and provided further that to the extent that the Award Period is longer than a Plan Year, the value of the Performance Award shall be pro-rated for the time in the Award Period and the amount attributable to a Plan Year shall not exceed $8,000,000.

7. **Payment of Performance Award.**

a. *Payment of Performance Awards.* A Participant must be employed by the Company on the last day of an Award Period to be eligible for payment in respect of a Performance Award for such Award Period. Notwithstanding the foregoing, in the sole discretion of the Committee, Performance Awards may be paid to Participants who have retired or whose employment has terminated after the beginning of the Award Period for which a Performance Award is made, or to the designee or estate of a Participant who died prior to the last day of an Award Period, pursuant to the terms of the Plan, including but not limited to Section 7.b below.

b. *Limitation.* A Participant shall be eligible to receive payments in respect of a Performance Award only to the extent that (1) the Performance Factor(s) for such Award Period are achieved and certified by the Committee in accordance with *Section 7(c)* and (2) the Performance Formula(s) as applied against such Performance Factor(s) determines that all or some portion of such Participant's Performance Award has been earned for the Award Period.

c. *Certification.* Following the completion of an Award Period, the Committee shall meet to review and certify in writing whether, and to what extent, the Performance Factor(s) for the Award Period have been achieved and, if so, to calculate and certify in writing that amount of the Performance Award earned for the Award Period based upon the Performance Formula. The Committee shall then determine the actual size of each Participant's Performance Award for the Award Period and, in so doing, may apply negative discretion as authorized by *Section 7(d)*.

d. *Negative Discretion*. In determining the actual size of an individual Performance Award for an Award Period, the Committee may, in its sole and plenary discretion, reduce or eliminate the amount of the Performance Award earned in the Award Period, even if applicable Performance Factors have been attained.

e. *Timing of Award Payments.* The Performance Awards granted for an Award Period shall be paid to Participant(s) as soon as administratively possible following completion of the certifications required by *Section 7(c)*, unless the Performance Award is deferred pursuant to *Section 15*.

f. *Method of Payments.* Notwithstanding anything to the contrary in this Plan, the Company in its sole discretion may satisfy any amounts payable under a Performance Award in shares of common stock of the Company ("Common Stock") with an aggregate fair market value equal to the cash amount that would otherwise be payable. For purposes of this Plan, the fair market value of a share of Common Stock shall be the closing price per share as reported on a nationally recognized stock exchange, or, if shares of Common Stock are not listed on such an exchange, the mean of the bid and asked prices per share as reported on the principal over-the-counter market in which the shares of Common Stock are trading, or if shares of Common Stock are not traded over-the-counter, the fair market value as determined by the Committee.

8. **Unfunded Plan.** A Participant's interest in any Performance Awards hereunder shall at all times be reflected on the Company's books as a general unsecured and unfunded obligation of the Company subject to the terms and conditions of the Plan. The Plan shall not give any person any right

or security interest in any asset of the Company or any fund in which any deferred payment is deemed invested. Neither the Company, the Board, nor the Committee shall be responsible for the adequacy of the general assets of the Company to discharge the payment of its obligations hereunder nor shall the Company be required to reserve or set aside funds therefor.

9. **Non-Alienation of Benefits; Beneficiary Designation.**   All rights and benefits under the Plan are personal to the Participant and neither the Plan nor any right or interest of a Participant or any other person arising under the Plan is subject to voluntary or involuntary alienation, sale, transfer, or assignment without the Company's consent. Subject to the foregoing, the Company shall establish such procedures as it deems necessary for a Participant to designate one or more beneficiaries to whom any payment the Committee determines to make would be payable in the event of the Participant's death. In the event no beneficiary has been properly designated, the payment shall be made to the Participant's surviving spouse or, if none, the Participant's estate.

10. **Withholding for Taxes.**   Notwithstanding any other provisions of this Plan, the Company shall have the authority to withhold from any payment made by it under the Plan such amount or amounts as may be required for purposes of complying with any Federal, state and local tax or withholding requirements.

11. **No Right to Continued Employment or to Participate.**   Nothing in the Plan or in the grant of any Award shall interfere with or limit in any way the right of the Company or any of its Subsidiaries or Affiliates to terminate a Participant's employment at any time, nor confer upon any Participant any right to continued employment with the Company or any of its Subsidiaries or Affiliates. Neither the adoption of the Plan nor any action by the Committee shall be deemed to give any Employee any right to be designated as a Participant under the Plan.

12. **Non-Exclusivity of Plan.**   This Plan is not intended to and shall not preclude the Board from adopting, continuing, amending or terminating such additional compensation arrangement as it deems desirable for Employees.

13. **Change of Control.**   A Change of Control shall mean (i) if the Company is merged with or into or consolidated with another corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into other voting securities of the surviving entity) at least fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or (ii) if the Company is liquidated, or sells or otherwise disposes of substantially all of its assets to another corporation or entity while Performance Awards remain outstanding under the Plan. In the event of a Change of Control, unless otherwise provided in the applicable Performance Award agreement, or unless provision is made in connection with the Change of Control event for (a) assumption of Performance Awards previously granted or (b) substitution for such Performance Awards of new awards covering stock of a successor corporation or its "parent corporation" (as defined in Section 424(e) of the Code) or "subsidiary corporation" (as defined in Section 424(f) of the Code) with appropriate adjustments as to the number and kinds of shares and the exercise prices, if applicable, all Performance Awards shall be paid out as if the date of the Change of Control event were the last day of the applicable Award Period and Performance Factors had been attained.

14. **Impact of Restatement of Financial Statements upon Previous Awards.**   If any of the Company's financial statements are restated as a result of errors, omissions, or fraud, the Committee may (in its sole discretion, but acting in good faith) direct that the Company recover all or a portion of any such Performance Award or payment made to any, all or any class of Participants with respect to any Plan Year the financial results of which are negatively affected by such restatement. The amount to be recovered from any Participant shall be the amount by which the affected Performance Award or payment exceeded the amount that would have been payable to such Participant had the financial

statements been initially filed as restated, or any greater or lesser amount (including, but not limited to, the entire Award) that the Committee shall determine. The Committee may determine to recover different amounts from different Participants or different classes of Participants on such basis as it shall deem appropriate. In no event shall the amount to be recovered by the Company from a Participant be less than the amount required to be repaid or recovered as a matter of law. The Committee shall determine whether the Company shall effect any such recovery (i) by seeking repayment from the Participant, (ii) by reducing (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement) the amount that would otherwise be payable to the Participant under any compensatory plan, program or arrangement maintained by the Company, a Subsidiary or any of its Affiliates, (iii) by withholding payment of future increases in compensation (including the payment of any discretionary bonus amount) or grants of compensatory awards that would otherwise have been made in accordance with the Company's otherwise applicable compensation practices, or (iv) by any combination of the foregoing or otherwise.

15. **Deferral.**

a. *Section 162(m) Related Deferral.* Notwithstanding anything contained herein to the contrary, in the event that all or a portion of a Participant's Performance Award shall be ineligible for treatment as "qualified performance-based compensation" under Section 162(m) of the Code, the Committee, in its sole discretion and pursuant to Section 409A of the Code, may provide that any amount payable pursuant to such Performance Award that would not be deductible by the Company as a result of the application of Section 162(m) shall be deferred and paid to the Participant in the first year in which the compensation is deductible for tax purposes.

b. *Deferrals.* The Committee may, in its discretion, permit a Participant to defer the receipt of payment of cash that would otherwise be due to the Participant. If any such deferral is to be permitted by the Committee, the Committee shall establish rules and procedures relating to such deferral in a manner intended to comply with the requirements of Section 409A of the Code, including, without limitation, the time when an election to defer may be made, the time period of the deferral and the events that would result in payment of the deferred amount, and the interest or other earnings attributable to the deferral.

16. **Amendment or Termination.** Until such time as a "Change of Control" shall have occurred, the Board or the Committee may, in its sole discretion, amend, suspend or terminate the Plan from time to time, subject to any requirement for shareholder approval imposed by applicable law, including Section 162(m) of the Code, and the listing requirements of the NASDAQ Exchange. Except as provided in *Section 5(d)* no such termination or amendment shall alter a Participant's right to receive a distribution as previously earned, as to which this Plan shall remain in effect following its termination until all such amounts have been paid, except as the Company may otherwise determine.

17. **Application of Code Section 409A.** To the extent applicable, this Plan is intended to be administered and interpreted in a manner that is consistent with the requirements of Section 409A of the Code. Notwithstanding the foregoing, no particular tax result with respect to any income recognized by a Participant in connection with the Plan is guaranteed and each Participant shall be responsible for any taxes imposed on him in connection with the Plan.

18. **Tax Penalty Avoidance.** The provisions of this Plan are not intended, and should not be construed, to be legal, business or tax advice. The Company and any other party having any interest herein are hereby informed that the U.S. federal tax advice contained in this document (if any) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Code or (ii) promoting, marketing or recommending to any party any transaction or matter addressed herein.

19. **Governing Law and Interpretation.**   The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the Commonwealth of Massachusetts, without regard to the conflict of law principles thereof. Unless otherwise indicated, all "Section" references are to sections of the Plan. References to any law, rule or regulation shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing, or interpreting such law, rule or regulation.

20. **Severability.**   Notwithstanding any other provision or Section of the Plan, if any provision of the Plan is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any person or award, or would disqualify the Plan or any award under any law deemed applicable by the Board or the Committee, such provision shall be construed or deemed amended to conform to the applicable laws (but only to such extent necessary to comply with such laws), or if it cannot be construed or deemed amended without, in the determination of the Board or the Committee, materially altering the intent of the Plan or award, such provision shall be stricken as to such jurisdiction, person or award and the remainder of the Plan and any such award shall remain in full force and effect.

21. **Effective Date.**   The Plan was initially effective for the Company's 2007 fiscal year. If this Plan is approved at the 2012 annual meeting of the Company's shareholders (or any special meeting held in lieu thereof), it will remain effective until the first annual meeting of the Company's shareholders (or any special meeting held in lieu thereof) held in the 2017 fiscal year, subject to any further shareholder approvals (or reapprovals) mandated for qualified performance-based compensation under Section 162(m) of the Code, and subject to the right of the Board to terminate the Plan, on a prospective basis only, at any time. If this Plan is not approved at the 2012 annual meeting of the Company's shareholders (or any special meeting held in lieu thereof), it will remain effective until the annual meeting of the Company's shareholders (or any special meeting held in lieu thereof) held in the 2012 fiscal year, subject to the right of the Board to terminate the Plan, on a prospective basis only, at any time. The foregoing notwithstanding, if the Plan is terminated as a result of not being approved or re-approved by the Company's shareholders as mandated for qualified performance-based compensation under Section 162(m) of the Code, (i) any award granted pursuant to this Plan that is outstanding as of such termination shall remain subject to the terms and conditions of the Plan, and (ii) any award granted pursuant to this Plan that was intended to be Qualified Performance-Based Compensation and that is outstanding as of such termination shall remain Qualified Performance-Based Compensation to the extent permitted by Section 162(m) of the Code and the United States Treasury Regulations promulgated thereunder.















CRA Charles River Associates

IMPORTANT SPECIAL MEETING INFORMATION

000004

ENDORSEMENT_LINE______________ SACKPACK_____________

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
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ADD 5
ADD 6

C123456789

000000000.000000 ext	000000000.000000 ext
000000000.000000 ext	000000000.000000 ext
000000000.000000 ext	000000000.000000 ext

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Special Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR the listed nominees as Class II Directors and FOR Proposals 2, 3, 4 and 5.

+

1. Election of Directors:

	For	Withhold
01 - Nancy L. Rose	☐	☐
02 - Ronald T. Maheu	☐	☐

	For	Against	Abstain
2. To approve, on an advisory basis, the compensation paid to CRA's executive officers, as disclosed in the proxy statement for its 2012 meeting of shareholders.	☐	☐	☐
3. To approve amendments to CRA's 2006 Equity Incentive Plan, including increasing the number of shares of CRA common stock issuable under the Plan by 2,500,000 shares.	☐	☐	☐
4. To reapprove CRA's Cash Incentive Plan and extend its effectiveness through the 2017 annual meeting of CRA's shareholders (or any special meeting held in lieu thereof).	☐	☐	☐
5. To ratify the appointment of KPMG LLP as CRA's independent registered public accountants for the fiscal year ending December 29, 2012.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print new address below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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C 1234567890 JNT

1 U P X 1 3 7 2 6 0 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

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▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

CRA Charles River Associates

Proxy - CRA International, Inc.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF CRA INTERNATIONAL, INC. THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR EACH NOMINEE LISTED IN PROPOSAL 1 AND FOR PROPOSALS 2, 3, 4 AND 5.

Proxy for Special Meeting in lieu of Annual Meeting of Shareholders to be held on June 7, 2012

The undersigned shareholder of CRA International, Inc. ("CRA"), revoking all prior proxies, hereby appoints Paul Maleh and Wayne Mackie, and each of them acting singly, proxies, with full power of substitution, to vote all shares of capital stock of CRA that the undersigned is entitled to vote at the Special Meeting in lieu of Annual Meeting of Shareholders of CRA, to be held at CRA's offices in the John Hancock Tower, 200 Clarendon Street, 33rd Floor, Boston, Massachusetts, on Thursday, June 7, 2012, beginning at 8:00 a.m., local time, and at any adjournments or postponements thereof, upon the matters set forth in the Notice of Special Meeting in lieu of Annual Meeting dated April 27, 2012, and the related Proxy Statement, copies of which have been received by the undersigned, and in their discretion upon any business that may properly come before the meeting or any adjournment or postponement thereof. Attendance of the undersigned at the Special Meeting in lieu of Annual Meeting or any adjournment or postponement thereof will not be deemed to revoke this proxy unless the undersigned shall affirmatively indicate the intention of the undersigned to vote the shares represented hereby in person prior to the exercise of this proxy.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS GIVEN WITH RESPECT TO A PROPOSAL, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR EACH NOMINEE LISTED IN PROPOSAL 1 AND FOR PROPOSALS 2, 3, 4 AND 5, OR OTHERWISE IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

Please promptly date and sign this proxy and mail it in the enclosed envelope to ensure representation of your shares. No postage need be affixed if mailed in the United States.